LA QUINTA CORPORATION
2004 ANNUAL REPORT


La Quinta

Increasing Shareholder Value



Stock Price Performance
(change over prior year)



S&P 500 Index
La Quinta
-23%
-24%
26%
46%
9%
42%
2002
2003
2004

Company Owned La Quinta Branded RevPAR* Performance
(change over prior year)



-6.4%
1.7%
8.0%
2002
2003
2004

* RevPAR is revenue per available room.

La Quinta Branded System Revenues*
(dollars in millions)



$532
$565
$653
2002
2003
2004

* System revenues are room sales generated by company owned and franchised hotels.

Year ended December 31,	2002	2003	**2004**
Total Company *(in millions, except per share data)*			
Revenues	$ 521	$ 515	**$ 593**
Adjusted EBITDA(1)	170	155	**180**
Net loss	(508)	(84)	**(45)**
Net loss per share	(3.55)	(0.58)	**(0.25)**

	2002	2003	**2004**
La Quinta Branded Lodging Statistics(2)			
Revenue Per Available Room (RevPAR)	$ 35.61	$ 36.22	**$ 39.12**
Average Daily Rate	$ 60.09	$ 58.51	**$ 58.57**
Occupancy Percentage	59.3%	61.9%	**66.8%**
Company Owned Hotels			
La Quinta branded	281	276	**275**
Baymont branded	—	—	**89**
Franchised Hotels			
La Quinta branded	65	96	**125**
Baymont branded	—	—	**93**
Total System Hotels(3)	346	372	**592**
Total System Rooms(3)	42,550	44,756	**65,110**

(1) Adjusted EBITDA includes adjustments for non-cash income or expenses, such as depreciation, amortization and other non-cash items. Adjusted EBITDA is also adjusted for discontinued operations, income taxes, interest, net and minority interest (which includes our preferred stock dividends of La Quinta Properties, Inc.), as well as certain cash income or expense that we believe otherwise distort the comparability of the measure. Adjusted EBITDA is intended to show unleveraged, pre-tax operating results. Adjusted EBITDA is not intended to represent any measure of performance in accordance with U.S. generally accepted accounting principles (GAAP). For more information about our Adjusted EBITDA calculation and for a detailed schedule reconciling GAAP net loss to Adjusted EBITDA, please see page 83 of this annual report.

(2) Company owned La Quinta branded hotels only. Baymont branded lodging statistics are not provided as the brand was acquired on September 3, 2004.

(3) Includes company owned and franchised La Quinta and Baymont branded hotels, seven Woodfield Suites, one Budgetel and two other hotels.

592 Hotels in 39 U.S. States and Canada


Our Locations
La Quinta Inns and Inn & Suites
Baymont Inn & Suites

About the Cover

Located in downtown San Antonio—a short walk away from the Convention Center, the famed Riverwalk and the historic Alamo—our 350-room, 14-story La Quinta is a showcase for our chain. Our flagship hotel replaces the very first La Quinta opened in 1968. This hotel represents the types of redevelopment projects La Quinta will seek: hotels in excellent locations with high barriers to entry that provide good returns.

IMPROVING EXISTING OPERATIONS

\+ ACCELERATING FRANCHISE GROWTH

\+ GROWING THROUGH ACQUISITIONS

= INCREASING SHAREHOLDER VALUE

Dear Fellow Shareholders,

We are pleased to report that 2004 was an outstanding year. We produced excellent results using our strategic levers—improving cash flows from our existing hotels, growing our income stream through franchising and capitalizing on external growth opportunities. Our stock price responded, increasing 42%. In 2005, we will continue to focus on our strategic levers to further increase shareholder value.



David L. Rea
President and Chief Operating Officer

Francis W. "Butch" Cash
Chairman and Chief Executive Officer

A Look Back

Our La Quinta brand continues to perform very well. Over the last four years, we have invested in our product, people, technology, and sales and marketing programs. We have replaced or upgraded most of our major systems, including, most recently, our financial systems. Our sales and booking channels reported strong growth in 2004 with Internet reservations increasing 40% over last year and revenues from our direct sales force growing 20%. Guest satisfaction scores have improved for 17 consecutive quarters. Consequently, increasing numbers of customers are choosing La Quinta hotels. In 2004, hotel occupancy increased five percentage points from 2003 to 67%—its highest level since 1999—allowing us to better manage our rates. As a result, RevPAR increased 8% in 2004.

Not only are customers choosing La Quinta, but so are hotel owners. We have added 125 hotels to the La Quinta system since launching our franchise program in the fall of 2000, including 29 hotels added in 2004. As a result, we are one of the fastest growing lodging brands. At year end, the La Quinta flag flew over 400 hotels across the U.S. and Canada.

La Quinta Inn

La Quinta Inn & Suites

Baymont Inn & Suites

Improving Existing Operations

"La Quinta has excellent programs that help bring guests in the door. With these resources, I can focus on providing clean comfortable rooms and exceptional service."

Craig Brantl
Inn Manager of the Year 2004
La Quinta Inn & Suites—Addison, Dallas, TX

Owned La Quinta Branded Hotel Economics



RevPAR
Cost Per Rented Room
$35.61
$36.22
$39.12
$28.81
$28.27
$28.31
2002
2003
2004

Consistent with our strategy of growing the company through acquisitions of real estate and/or brands, we completed the purchase of the 177 hotel Baymont limited service lodging chain in September 2004. This business, which was acquired at an attractive cash flow multiple and per room value, gives us another strong brand to grow through our existing franchise organization. In addition, the acquisition provides us with an important presence in Midwestern markets, where La Quinta lacked distribution. We also believe we have the ability to significantly enhance the operations of the acquired hotels to produce greater cash flows. While we only owned Baymont during the last four months of 2004, the initial results are very encouraging. Hotel profits exceeded our expectations, and we added six franchise hotels to the Baymont system.

With the improvements at our company owned La Quinta hotels, growth in franchising and the acquisition of Baymont, we were able to deliver strong financial results in 2004. Revenues grew 15% to $593 million and Adjusted EBITDA increased 16% to $180 million. Net loss narrowed from $84 million in 2003 to $45 million. In addition, even after completing a significant acquisition, we maintain one of the strongest balance sheets in the lodging industry. We have excellent liquidity, very modest near term debt maturities and strong coverage ratios.

We continue to practice strong corporate governance. Once again, La Quinta Corporation was ranked among the top companies in the Russell 3000 Index as measured by Institutional Shareholder Services.



A Look Ahead

Industry analysts expect a very strong performance from the lodging industry for the next several years. Demand for hotel rooms from both leisure and business travelers continues to improve. New hotel construction is at historic lows. As a result, hotel operators have pricing power and industry profitability is expected to be at record levels.

With a favorable industry backdrop, we are focused on improving performance at La Quinta and Baymont. The La Quinta brand has built strong occupancy levels, and we believe the majority of its revenue growth will be through increases in average daily rates, which we began to see in the last half of 2004. With the Baymont brand, we believe there is significant opportunity to improve both occupancy and average daily rates. We have just completed the installation of La Quinta's property management and revenue systems in every Baymont hotel. Baymont is now operating off the same systems that helped dramatically improve La Quinta's revenues. In addition, guests participating in our Returns® loyalty program are now able to earn and redeem points at both brands. As a result, we believe we can improve Baymont's RevPAR to be more in line with La Quinta's, which runs approximately 18% higher than Baymont's.

We are in the beginning stages of positioning the La Quinta and Baymont brands. With systems installation now complete, we are beginning to make product upgrades and cross brand conversions. Over the course

Accelerating Franchise Growth

"I am proud to be part of the La Quinta system. When they make a promise, they keep it. I have no doubt they will bring the same success to growing and supporting the Baymont brand."

C. Patel
Diplomat Hotel Corporation and
Quinta Franchise Owner/Operator



Number of Franchised Rooms
Baymont
La Quinta
18,800
7,900
10,900
8,700
5,800
1,200
2001
2002
2003
2004

of the next two years, we will seek to more clearly position the two brands with the consumer to improve the ability of both brands to generate higher RevPAR. Hotels that do not meet the positioning strategy and produce low cash flow and guest satisfaction will be sold.

We will also selectively redevelop a few of our existing hotels that are in excellent locations with high barriers to entry. Just a few months ago, we completed the redevelopment of the very first La Quinta ever built. Located in downtown San Antonio—next to the Convention Center, the Riverwalk and the Alamo—our 350-room, 14-story La Quinta is a showcase for our chain and is featured on the cover of this report. We are about to begin the redevelopment of our Arlington Convention Center property, located next to the Six Flags amusement park and the Texas Rangers baseball stadium and near the proposed site for the new Dallas Cowboys stadium.

Our franchise team will seek to accelerate franchise growth by opening at least 50 La Quinta and 25 Baymont branded hotels this year. We believe that the majority of the La Quinta branded hotel openings will be new construction and most of the Baymont branded hotel openings will be conversions from other brands. We offer independent owner/operators quality brands that produce strong RevPAR and guest satisfaction, backed by exceptional sales and marketing programs, reservations booking channels and operations support.



We will also remain opportunistic on the development and acquisition front to penetrate new markets. In December 2004, we acquired three hotels in the greater Boston area as a base from which to expand in New England. We believe there are additional opportunities to acquire small portfolios in other key strategic markets. We are also interested in pursuing growth in other major metropolitan areas. Our experience in central business districts and at airports shows there is a strong demand for limited service lodging in these locations with large barriers to entry.

A Look Beyond

According to industry analysts, the lodging industry is at the beginning of a multi-year recovery. As a result, we believe there are a number of opportunities for our company to acquire additional lodging brands and/or real estate to enhance shareholder value and leverage the investments we have made in our people, systems and programs.

Long term, we believe there are four keys to being a successful lodging company. First, successful lodging companies have strong brands. Strong brands provide a good product with excellent guest service. Guests develop loyalty to strong brands. As a result, strong brands are able to achieve RevPAR premiums, which attract franchisee interest. La Quinta and Baymont are strong brands. We will continue to invest in our brands to make them even stronger.

Growing Through Acquisitions

"We believe there are a number of opportunities for our company to acquire additional lodging brands and/or real estate to enhance shareholder value and leverage the investments we have made in our people, systems and programs."

Francis W. "Butch" Cash
Chairman & Chief Executive Officer

Branded Hotels in U.S. Lodging Segments



Lodging Segment
Economy
Midscale w/o F&B
Midscale w/F&B
Upscale
Upper Upscale
Luxury
Number of Brands
62
30
26
25
25
19
Number of Hotels
9,951
6,932
4,663
2,354
238
1,363

Source: Smith Travel Research

Second, successful lodging companies have strong brands in multiple segments. Under different circumstances, customers have differing lodging needs. The same customer may stay at a higher priced hotel on one occasion but at a lower priced hotel on another. Our positioning strategy with La Quinta and Baymont will cover travelers' midprice and economy lodging needs. We are now beginning to consider how to continue enhancing shareholder value by meeting customers' other lodging needs.

Third, successful lodging companies have ubiquitous distribution. Hotels need to be located where the customer wants to stay. We have two of the largest brands in the U.S. but have considerable room to grow. We believe we can grow our 400 La Quintas and 182 Baymonts to at least 1,000 hotels each. Our franchise growth plan, coupled with strategic development and acquisitions, will enable us to meet the expanding location requirements of our customers.

And fourth, successful lodging companies have strong management teams that know: 1) how to cater to the customer; 2) how to operate hotels and brands in multiple price segments; and 3) how, where and when to grow. We have built an excellent management team that has experience across multiple lodging segments


BAYMONT

and brands, and we will seek to leverage that experience as we continue to grow the company.

We believe we have created a strong lodging company. As we build upon our success, we will continue to focus on the things that matter to the guest, to our franchisees and to you, our shareholders.

Summary

We could not be prouder of our 9,100 employees' accomplishments in 2004. Our team completed a significant acquisition of strategic importance that will enhance shareholder value and did so without losing focus on continuing to grow the core La Quinta business. As a result, we had a terrific year.

We have some of the best and brightest people in the lodging industry working at La Quinta. In early 2005, we made changes in our executive team to position the company for the future. David was promoted from Executive Vice President and Chief Financial Officer to President and Chief Operating Officer. David will continue to work closely with Butch and will have responsibility for company owned hotel operations, sales and marketing, information systems, human resources, and corporate administration. Butch will continue to



serve as Chairman and Chief Executive Officer, providing strategic direction for the company and helping to develop the future leaders.

As the hotel industry continues to strengthen, we will remain focused on our strategic levers—improving cash flows from our existing hotels, growing our income stream through franchising and exploring external growth opportunities. We believe that these levers, combined with our strong balance sheet, excellent management team and industry leading systems will further enhance shareholder value.

We look forward to reporting on our continued growth.

Sincerely,

Francis W. "Butch" Cash
Chairman and Chief Executive Officer

David L. Rea
President and Chief Operating Officer

FINANCIAL PERFORMANCE

The basis of presentation includes Management's Discussion and Analysis of Financial Condition and Results of Operations for each of the separate companies, La Quinta Corporation ("LQ Corporation") and La Quinta Properties, Inc. ("LQ Properties"), on a consolidated basis. The terms "we," "us," "our," "companies," "La Quinta" or "the La Quinta Companies" refers to LQ Corporation, LQ Properties and their respective subsidiaries, collectively. The terms "paired shares" and "paired common shares" mean the shares of common stock, par value $0.01 per share, of LQ Corporation that are attached to and trade as a single unit with the shares of class B common stock, par value $0.01 per share, of LQ Properties. Our management believes that LQ Corporation's consolidated presentation is most informative to holders of our paired common shares.

You should read the discussions in this report together with the financial statements and related notes included elsewhere in this report. The results discussed herein are not necessarily indicative of the results to be expected in any future periods. These discussions contain forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors. We have included a discussion of some of these risks and uncertainties in our Joint Annual Report on Form 10-K for the year ended 2004 under the heading "Items 1 and 2—Description of Our Business and Our Properties—Certain Factors You Should Consider About Our Companies, Our Businesses And Our Securities". The risks and uncertainties described within these sections include those related to our lodging business, our investment in real estate, the status of La Quinta Properties, Inc. as a real estate investment trust ("REIT"), our capital expenditures and requirements, our corporate structure, our acquisitions and our debt and liquidity needs, as well as risks and uncertainties related to our industry, the economy, the aftermath of United States military action in Iraq, further terrorist attacks on the United States and global affairs and other risks detailed from time to time in our filings with the Securities and Exchange Commission. We have discussed these risks and uncertainties in detail within these sections and encourage you to read them in their entirety in order to understand the risks and uncertainties that can affect our forward-looking statements, as well as our business generally. We undertake no obligation to publicly update or revise any forward-looking statement to reflect current or future events or circumstances, including those set forth herein and elsewhere in this report.

Overview

La Quinta is one of the largest owner/operators of limited service hotels in the United States. We strive to offer hotels that attract both business and leisure travelers seeking consistently clean and comfortable rooms that generally are comparable to those of mid-priced, full service hotels, but at lower average room rates. We believe that by generally not providing full service, management-intensive facilities and services, such as in-house restaurants, cocktail lounges or room service, that typically carry high fixed costs and produce low margins, we are able to deliver a product that satisfies our customers' needs and price expectations, while also permitting us to focus on the higher-margin nature of our business of renting clean and comfortable hotel rooms to our guests.

Over the last five years we have undergone significant financial and strategic changes. In January 2000, we began a strategy of divesting our non-lodging real estate assets in order to focus on our lodging business. As a result of that change in strategy, we replaced substantially all of our senior management with executives who have, on average, over 25 years of experience in lodging and lodging-related industries. Over the last five years our management has improved the operations of our lodging business, including increasing revenue per available room, or RevPAR, reducing hotel level costs and introducing our franchising program. From 2000 through 2002, we also sold approximately $1.8 billion of our non-lodging assets, applying the proceeds from these sales to reduce our outstanding indebtedness, thereby strengthening our balance sheet.

On January 2, 2002, we completed the reorganization of our companies (the "Reorganization"), whereby LQ Properties became a subsidiary controlled by LQ Corporation while continuing its status as a real estate investment trust, or REIT. As a result of this Reorganization, each share of common stock of LQ Corporation is now attached to and trades as a single unit with a share of LQ Properties' class B common stock. The Reorganization was accounted for as a reorganization of two companies under common control with no revaluation of the assets and liabilities of the two companies. We implemented the Reorganization in response to federal tax legislation which made it difficult for us to maintain our former status as a "grandfathered" paired share REIT while pursuing our objective to improve, expand and diversify our lodging real estate assets and lodging business as a whole.

In September 2004, we acquired substantially all the assets of the limited service lodging division of The Marcus Corporation (the "Acquisition"), including 90 Baymont Inn & Suites (including one management contract), seven Woodfield Suites and one Budgetel Inn. In addition, we acquired all the trade rights associated with the Baymont, Woodfield Suites and Budgetel brands, and the Baymont franchise system of 87 hotels. In December 2004, we acquired three additional hotels that have been or will be converted to our brands.

La Quinta derives its revenue by owning and operating hotels under our proprietary La Quinta, Baymont, Woodfield Suites and Budgetel brands. In addition, we franchise our La Quinta and Baymont brands to independent owner/operators. Our trade names and trademarks include La Quinta®, La Quinta Inns®, La Quinta Inn & Suites®, Baymont®, Baymont Inn & Suites®, Woodfield®, Woodfield Suites®, Budgetel®, Returns®, and Guest Ovations®. As of December 31, 2004, our system of owned, managed and franchised hotels contained 592 hotels, representing approximately 65,000 rooms located across the U.S. and 50 rooms in Canada. As of December 31, 2004, we owned and operated 374 hotels, representing approximately 46,000 rooms, and our franchisees operated 218 hotels, representing approximately 19,000 rooms (including one managed Baymont Inn & Suites representing 97 rooms), under our brands.

Our growth strategy includes improving the profitability of our existing company owned hotels, furthering the expansion of our La Quinta and Baymont brands through franchising, and investing a portion of our available capital in the lodging business including, but not limited to, the acquisition of other lodging assets and/or brands. We believe that we benefit from certain competitive strengths that assist us in implementing our growth strategy, including significant brand awareness, operational expertise, experienced management team, capital structure and strong infrastructure.

We also believe the overall lodging industry environment today is positive. In 2001, the U.S. lodging industry experienced a substantial downturn as a result of a slowing national economy and the impact on the U.S. of the terrorist attacks on September 11, 2001, as well as the aftermath. Toward the end of 2003, however, year-over-year RevPAR changes turned positive for the industry as leisure travel began to increase. Based on data provided by Smith Travel Research, RevPAR in the U.S. lodging industry experienced a year-over-year increase of 7.8% in 2004, as leisure travel continued to increase and was accompanied by improvement in business travel.

Key Indicators of Financial Condition and Operating Performance

We use a variety of financial and other information in monitoring the financial condition and operating performance of our business. Some of this information is financial information that is prepared in accordance with accounting principles generally accepted in the U.S., or GAAP, while other information may be financial in nature and may not be prepared in accordance with GAAP. Our management also uses other information that may not be financial in nature, including statistical information and comparative data. Our management uses this information to measure the performance of individual hotel properties, groups of hotel properties within a geographic region and/or our business as a whole. Historical information is periodically compared to our internal budgets as well as against industry-wide information. We use this information for planning and monitoring our business, as well as in determining employee compensation.

Operating Statistics

Average Daily Rate ("ADR"), Occupancy Percentage and RevPAR. Room revenue comprises approximately 93% of our revenues and is dictated by demand, as measured by occupancy percentage, pricing, as measured by ADR, and our available supply of hotel rooms. RevPAR, which is the result of the combined impact of ADR and occupancy, is another important statistic for monitoring operating performance at the individual hotel property level and across our business as a whole. RevPAR performance is evaluated on an absolute basis, with comparison to budgeted and prior period performance, as well as on a company wide and regional basis. Additionally, RevPAR performance is compared and tracked against industry data for our defined competitive set within each local market as aggregated by Smith Travel Research.

Our ADR, occupancy percentage and RevPAR performance may be impacted by macroeconomic factors such as regional and local employment growth, personal income and corporate earnings, office vacancy rates and business relocation decisions, airport and other business and leisure travel levels and new hotel construction by our competitors, as well as the pricing strategies of our limited service and full service lodging competitors. Our ADR, occupancy percentage and/or RevPAR performance is also impacted by factors specific to La Quinta, including our guest satisfaction scores, our choice of locations for our hotels, the expenditures that we incur to maintain and improve our hotel properties and the quality of the benefits that we offer our guests, such as our customer loyalty program. Our available room supply is impacted by our access to third party financing, the amount we spend to develop or acquire hotels and our sale of existing hotels.

Inn Operating Contribution ("IOC"). IOC is a non-GAAP measure of an individual hotel property's level of profitability before fixed costs. IOC focuses on revenues and expenses that management considers to be controllable components of the hotel property level operations. As part of IOC, we track and manage our cost per rented room as a measure of the variable cost to offer a room night.

Guest Satisfaction. Guest satisfaction scores are an important indicator of how our products and services are being received and viewed by our customers. We believe guest satisfaction is a driver of repeat and referral business that leads to increased revenue. Guest satisfaction scores are monitored through a number of initiatives including surveys conducted by an independent market research company. We believe that high levels of guest satisfaction are important to maintaining and growing our brands' reputation and recognition.

Franchise Monitoring. We also monitor and track the number of franchise units opened and the overall growth in our franchise revenues to measure the performance of our brands, as well as our franchise programs, which we believe are important to increase our presence in key geographic markets and enter additional geographic markets. In addition, our management uses ADR, occupancy percentage, RevPAR and guest satisfaction scores to monitor franchisee operating performance.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

We use a variety of measures at the corporate level to monitor the performance of our business as a whole. Some of these measures are prepared in accordance with GAAP, while others, such as adjusted earnings before interest, taxes, depreciation and amortization, or Adjusted EBITDA, are non-GAAP measures. We use Adjusted EBITDA as a supplemental measure of performance because we believe it gives us a more complete understanding of our financial condition and operating results. We use this metric to calculate various financial ratios and to measure our performance, and we believe some debt and equity investors also utilize this metric for similar purposes. Adjusted EBITDA includes adjustments for non-cash income or expenses such as depreciation, amortization and other non-cash items. Adjusted EBITDA is also adjusted for discontinued operations, income taxes, interest, net and minority interest (which includes the preferred stock dividends of LQ Properties), as well as certain cash income or expense that we believe otherwise distort the comparability of the measure. Adjusted EBITDA is intended to show unleveraged, pre-tax operating results. This is one of the measures we use to set management and executive incentive compensation. Adjusted EBITDA is not intended to represent any measure of performance in accordance with GAAP and our calculation and use of this measure may differ from our competitors. This non-GAAP measure should not be used in isolation or as a substitute for a measure of performance or liquidity prepared in accordance with GAAP.

La Quinta Corporation—Consolidated Results of Operations

Comparison of Years Ended December 31, 2004, December 31, 2003 and December 31, 2002

	Year ended December 31,		
(In thousands)	**2004**	2003	2002
REVENUE:			
Hotel operations	**$563,427**	$ 491,453	$ 495,413
Franchise fees	**17,331**	9,624	5,239
Other	**12,421**	14,064	20,172
	593,179	515,141	520,824
EXPENSES:			
Direct lodging operations	**271,239**	232,816	232,605
Other lodging and operating expenses	**80,223**	71,507	66,405
General and administrative	**61,412**	55,543	51,302
Interest, net	**63,781**	62,679	64,995
Depreciation and amortization	**126,234**	128,453	123,152
Impairment of property and equipment, mortgages and other notes receivable	**20,977**	67,302	36,731
Loss on early extinguishment of debt	**21,399**	6,393	1,029
Other expense (income)	**903**	1,758	(15,650)
	646,168	626,451	560,569
Loss before minority interest, income taxes, discontinued operations and cumulative effect of change in accounting principle	**(52,989)**	(111,310)	(39,745)
Minority interest	**(18,344)**	(18,135)	(18,522)
Income tax benefit (expense)	**24,491**	50,154	(181,530)
Loss before discontinued operations and cumulative effect of change in accounting principle	**(46,842)**	(79,291)	(239,797)
Income (loss) from discontinued operations, net	**2,303**	(4,471)	(19,598)
Cumulative effect of change in accounting principle, net	**—**	—	(248,358)
Net loss	**$ (44,539)**	$ (83,762)	$(507,753)

Net loss was approximately $44.5 million or $0.25 per diluted common share, $83.8 million or $0.58 per diluted common share, and $507.8 million or $3.55 per diluted common share, for the years ended December 31, 2004, 2003 and 2002, respectively. Net loss decreased by $39.3 million or $0.33 per diluted common share, and by $424.0 million or $2.97 per diluted common share, in 2004 and 2003, respectively.

The decrease in net loss in 2004 compared to 2003 was primarily due to:

- an increase in revenues from hotel operations of $71.9 million compared to 2003. Revenues attributed to hotels acquired during 2004 (the "Acquired Hotels") were approximately $40.4 million; and
- a decrease in impairment of property and equipment of $46.3 million.

The decrease in net loss was partially offset by an increase in direct lodging operations expense of $38.4 million, an increase in loss on early extinguishment of debt of $15.0 million, and a decrease in income tax benefit of $25.7 million.

The decrease in net loss in 2003 compared to 2002 was primarily due to:

- a charge of approximately $259.0 million (of which $10.6 million has been reclassified to discontinued operations for 2002) recorded in January 2002 as a cumulative effect of change in accounting principle to reflect an adjustment to goodwill as a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142");
- a charge of approximately $8.0 million recorded in September 2002 (classified in discontinued operations for that year) to write off the balance of remaining goodwill of TeleMatrix, Inc., based on subsequent reviews of value due to declining results of that unit; and
- a charge of approximately $196.5 million recorded in January 2002 as a result of our Reorganization to establish the net deferred tax liability of La Quinta and recognize the future impact of temporary differences between book value and tax basis of lodging and healthcare assets and liabilities, including net operating loss ("NOL") carryforwards of LQ Properties and LQ Corporation.

The effect of these charges was partially offset by an increase in impairment of property and equipment costs of approximately $30.6 million in 2003 compared to 2002.

The following table summarizes statistical lodging data for the past three years:

	As of and for the year ended December 31,		
	2004	2003	2002
NUMBER OF HOTELS IN OPERATION			
Company Owned Hotels(1)			
La Quinta Inns(2)	**199**	201	208
La Quinta Inn & Suites(3)	**76**	75	73
Baymont Inn & Suites	**89**	N/A	N/A
Other(4)	**10**	N/A	N/A
Franchised/Managed Hotels(5)			
La Quinta Inns	**67**	50	37
La Quinta Inn & Suites	**58**	46	28
Baymont Inn & Suites	**93**	N/A	N/A
Total	**592**	372	346
OCCUPANCY PERCENTAGE			
Company Owned Hotels(6)			
La Quinta Inns	**64.9%**	61.3%	58.8%
La Quinta Inn & Suites(3)	**71.5%**	63.5%	60.5%
Subtotal (La Quinta owned)	**66.8%**	61.9%	59.3%
Baymont Inn & Suites(7)	**58.7%**	N/A	N/A
Total(4)	**66.1%**	61.9%	59.3%
ADR			
Company Owned Hotels(6, 8)			
La Quinta Inns	**$55.38**	$55.64	$56.86
La Quinta Inn & Suites(3)	**$66.03**	$65.99	$69.01
Subtotal (La Quinta owned)	**$58.57**	$58.51	$60.09
Baymont Inn & Suites(7)	**$53.14**	N/A	N/A
Total(4)	**$58.33**	$58.51	$60.09
REVPAR			
Company Owned Hotels(6, 9)			
La Quinta Inns	**$35.96**	$34.13	$33.46
La Quinta Inn & Suites(3)	**$47.24**	$41.87	$41.73
Subtotal (La Quinta owned)	**$39.12**	$36.22	$35.61
Baymont Inn & Suites(7)	**$31.17**	N/A	N/A
Total(4)	**$38.56**	$36.22	$35.61

(continued on next page)

	As of and for the year ended December 31, 2004	2003	2002
ROOM NIGHT DATA			
Total Hotels(3,4,6,10)			
Available Room-Nights	**14,367**	13,304	13,623
Room-Nights Sold	**9,498**	8,236	8,073

(1) Represents number of hotels in operation at December 31 each year. Excludes three hotels (366 rooms) reported in discontinued operations in 2002. All three hotels were sold during 2003.
(2) Includes one open hotel undergoing major refurbishment in 2004 and 2003.
(3) Includes results from one hotel acquired on December 9, 2004 that was converted to a La Quinta Inn & Suites.
(4) Includes results for seven Woodfield Suites and one Budgetel property acquired on September 3, 2004 as well as two hotels acquired on December 9, 2004.
(5) Includes one managed Baymont Inn & Suites representing 97 rooms.
(6) Represents operating statistics for the years ended December 31 each year. Excludes franchised operating statistics for all periods presented and statistics for three hotels reported in discontinued operations in 2003 and 2002. All three hotels were sold during 2003.
(7) Represents operating statistics from September 3, 2004 through December 31, 2004.
(8) Represents average daily rate.
(9) Represents revenue per available room.
(10) Represents available room-nights and room-nights sold in thousands.

Comparable hotels represent properties that have been open for at least two full years as of the two-year period ending date ("Comparable Hotels"). The following table summarizes Comparable Hotels data for the two-year period ended December 31, 2004 and the two-year period ended December 31, 2003:

	2004	2003
Comparable Hotels	**274**	274
Occupancy Percentage	**66.8%**	62.1%
ADR(1)	**$58.60**	$58.68
RevPAR(2)	**$39.16**	$36.46
Available room nights(3)	**13,107**	13,084

	2003	2002
Comparable Hotels	**272**	272
Occupancy Percentage	**62.1%**	59.8%
ADR(1)	**$58.76**	$60.62
RevPAR(2)	**$36.50**	$36.24
Available room nights(3)	**12,982**	12,997

(1) Represents average daily rate.
(2) Represents revenue per available room.
(3) Available room nights in thousands.

The following table sets forth certain information regarding our top ten markets for La Quinta branded hotels, ranked by the number of La Quinta branded hotel rooms owned in each of such markets to our total La Quinta branded hotel rooms owned portfolio as of December 31, 2004. The market RevPAR performance data reflects RevPAR performance during the year ended December 31, 2004 for company owned La Quinta branded hotels' defined competitive set (which includes company owned La Quinta branded hotels' RevPAR data) within each local market, as aggregated by Smith Travel Research. During the year ended December 31, 2004, the market RevPAR performance for the top ten markets increased 8% and our company owned La Quinta branded hotel RevPAR performance in these top ten markets also increased 8%. During the year ended December 31, 2004, the market RevPAR performance for all markets increased 7%, while company owned La Quinta branded hotels' comparable RevPAR increased 8%.

	La Quinta Branded Owned Hotels		La Quinta Branded Owned Rooms		Year Ended December 31, 2004 RevPAR % Change
Market	No.	% of Total	No.	% of Total	Market
Dallas/Ft. Worth	21	8%	2,857	8%	9%
Houston	16	6%	2,053	6%	1%
San Antonio	10	4%	1,516	4%	4%
Denver	10	4%	1,314	4%	7%
Austin	9	3%	1,185	3%	2%
New Orleans	8	3%	1,177	3%	0%
Phoenix	8	3%	1,009	3%	13%
Miami/Ft. Lauderdale	7	2%	964	3%	16%
Atlanta	7	2%	900	2%	8%
Orlando	6	2%	918	3%	32%
TOP TEN MARKETS	102	37%	13,893	39%	8%
Other Markets	173	63%	22,036	61%	7%
ALL MARKETS	275	100%	35,929	100%	7%

Revenue and Expenses

Hotel operations revenues were $563.4 million, $491.5 million and $495.4 million in 2004, 2003 and 2002, respectively. Hotel operations revenues include revenues from room rentals and other hotel revenues, such as charges to guests for services and vending commissions. Room revenues, which accounted for 98% of hotel revenues in 2004, 2003 and 2002, is dictated by demand, measured as occupancy percentage, pricing, measured as ADR, and the level of available room inventory. Operating statistics such as occupancy percentage, ADR and RevPAR, which is the product of ADR and occupancy percentage, are calculated based on all company owned hotels, excluding franchised hotels and three hotels reported in discontinued operations in 2003 and 2002. Those three hotels were sold during 2003.

The increase in hotel operations revenues of $71.9 million, or 14.6%, in 2004 compared to 2003 was due to several factors, including but not limited to:

- an increase in demand from business and leisure travelers, increased volume from various Internet travel sites including our website, *www.LQ.com*, increased national sales revenue, growth in membership of our Returns program, our advertising and promotion campaigns, and improving guest satisfaction; and
- hotel operations revenues from the Acquired Hotels of approximately $40.4 million in 2004.

The decrease in hotel operations revenues of $3.9 million, or 0.8%, in 2003 compared to 2002 was due to several factors, including but not limited to:

- a weak economic environment in our top ten markets;
- declines in the percentage of full rate customers and the introduction of lower rates through certain electronic distribution channels resulted in a decrease in our ADR of $1.58, or 2.6%, from $60.09 for the year ended December 31, 2002, to $58.51 for the year ended December 31, 2003;
- the sale of hotel properties (excluding properties classified as discontinued operations) during 2003 and 2002 caused decreases in room revenues of approximately $6.3 million for the year ended December 31, 2003 compared to the year ended December 31, 2002; and
- a decline in occupancy experienced during the first half of 2003 primarily as a result of the continued sluggish economy and the uncertainty surrounding the threat of war in Iraq. The decrease in occupancy during the first half of 2003 was offset by an increase in occupancy experienced in the second half of 2003 due to higher demand from leisure travelers, increased volume from various Internet travel sites, growth in membership of our Returns program and advertising and promotion incentives.

RevPAR from company owned La Quinta branded hotels increased $2.90, or 8.0%, and $0.61, or 1.7%, for the years ended December 31, 2004 and December 31, 2003, respectively. The increase in RevPAR for the La Quinta branded hotels was driven by an increase in occupancy of 4.9 percentage points and 2.6 percentage points in 2004 and 2003, respectively. ADR for La Quinta branded hotels increased $0.06 and decreased $1.58, or 2.6%, during the years ended December 31, 2004 and 2003, respectively.

We believe this positive RevPAR trend will continue during 2005, and be driven by both rate and occupancy increases. However, approximately 50% of our business is booked within zero to seven days of the stay; therefore, forecasting such a trend is difficult and declines in business and leisure traveler demand could impact our future results. We can give no assurance that the trends experienced in 2004 will continue in 2005.

Franchise fees increased approximately $7.7 million, or 80.2%, to $17.3 million in 2004 (including $2.5 million in franchise revenue generated by franchise arrangements acquired as part of the Acquisition) and approximately $4.4 million, or 84.6%, to $9.6 million in 2003 from $5.2 million in 2002. Franchise fees include fees charged to franchisees for operating under the La Quinta and Baymont brands and for using our hotel designs, operating systems and procedures and central reservations system, as well as for participating in our national marketing and advertising campaigns. We anticipate an increase in franchise fee revenue as a result of opening an estimated 50 La Quinta branded hotels and an estimated 25 Baymont branded hotels during 2005, as well as RevPAR improvements at existing franchised hotels.

Other revenues decreased approximately $1.7 million, or 12.1%, to $12.4 million in 2004 and approximately $6.1 million, or 30.2% to $14.1 million in 2003 from $20.2 million in 2002. The decreases were primarily the result of decreases in revenues from leasing and mortgage financing on healthcare real estate of approximately $2.2 million, or 43.1% to $2.9 million in 2004 and approximately $7.5 million, or 59.5%, to $5.1 million in 2003 from $12.6 million in 2002. The decreases were partially offset by increases in restaurant leasing and other revenues of approximately $0.5 million in 2004 and approximately $1.4 million in 2003.

Direct lodging operating expenses were $271.2 million, or $28.56, per occupied room, $232.8 million, or $28.27, per occupied room, and $232.6 million, or $28.81, per occupied room, for the years ended December 31, 2004, 2003 and 2002, respectively. Direct lodging expenses include costs directly associated with the operation of the hotels such as direct labor, utilities, and hotel supplies. Direct lodging operating expenses during 2004 for the Acquired Hotels were approximately $22.6 million. In 2005, we expect that direct lodging operating expenses per occupied room will increase moderately in comparison to 2004.

The increase in direct lodging operating expenses of $38.4 million, or 16.5%, in 2004 compared to 2003 was primarily due to an increase in certain variable expenses such as:

- salaries and related taxes and benefits, which increased approximately $20.8 million, or 17.9%. Salaries and related taxes and benefits expenses during 2004 for the Acquired Hotels were approximately $12.0 million; and
- other variable expenses, including utilities, supplies, repair and maintenance, credit card discounts and other, which increased by approximately $17.6 million, or 15.1%. Other variable expenses during 2004 for the Acquired Hotels were approximately $10.6 million. Although our energy conservation programs continue to reduce consumption, utility expenses have continued to increase as a result of continued energy price increases, which have also contributed to the increase in other variable expenses.

The increase in direct lodging operating expenses of $0.2 million in 2003 compared to 2002 was primarily due to an increase in certain variable expenses such as:

- salary expense, which increased $3.4 million, or 3.5%; and
- other variable expenses, including supplies, maintenance, local advertising and purchased services, which increased by approximately $2.7 million, or 6.4%.

The increase in these variable expenses in 2003 compared to 2002 was partially offset by decreases in expenses such as workers' compensation and other employee benefits, utilities, billboard advertising, guest services, travel agency commissions, credit card processing cost, bad debt expense, and other miscellaneous expenses of approximately $5.9 million, or 7.0%, as a result of our continued focus on cost control initiatives and the sale of five hotels not classified as discontinued operations.

Other lodging and operating expenses were $80.2 million, $71.5 million and $66.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. Other lodging and operating expenses include property taxes, insurance, franchise programs costs, and corporate allocations charged to our owned hotel operations based on a percentage of room revenue. Other lodging and operating expenses during 2004 for the Acquired Hotels were approximately $5.2 million. During 2004 and 2003, other lodging and operating expenses increased by approximately $8.7 million, or 12.2%, and $5.1 million, or 7.7%, respectively.

The net increase during both 2004 and 2003 was primarily due to:

- an increase in property taxes of approximately $3.2 million in 2004 (of which approximately $2.4 million is attributable to the Acquired Hotels) and a decrease of approximately $3.1 million in 2003;
- an increase in corporate overhead allocations of approximately $2.9 million in 2004 (of which approximately $1.2 million is attributable to the Acquired Hotels) and a decrease of approximately $0.2 million in 2003, related to services such as marketing, reservations, and information technology support fees provided to our company owned hotels that are allocated based on a percentage of hotel revenues;
- increases in insurance costs of approximately $2.4 million (of which approximately $0.7 million is attributable to the Acquired Hotels) and $0.8 million in 2004 and 2003, respectively;
- increases in franchise related expenses of approximately $0.4 million and $0.8 million in 2004 and 2003, respectively, due to the expansion of our franchising programs. Franchising expenses are expected to continue to increase due to continued expansion of our franchising programs; and
- a decrease in our customer loyalty program and other direct expenses of approximately $0.7 million (offset by approximately $0.3 million of expense attributable to the Acquired Hotels) in 2004 and an increase of approximately $4.6 million in 2003. The 2003 increase was primarily related to the redesign of our Returns program and an increase in volume driven by new membership efforts.

General and administrative expenses were $61.4 million, $55.5 million and $51.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. General and administrative expenses include, among other costs, information technology services, legal, finance and accounting, sales, marketing, reservations, human resources and operations. Additionally, general and administrative expenses include the costs of programs charged to franchised hotels. GAAP requires that we recognize all franchise income, including pass through expenses such as advertising and reservation fees, as revenues. The pass through amounts are offset by the costs recorded in general and administrative expense. During 2004 and 2003, general and administrative expenses increased by $5.9 million, or 10.6%, and $4.2 million, or 8.2%, respectively.

The increase in general and administrative expenses during 2004 was primarily due to increases in corporate employee compensation, advertising and marketing expenses associated with our spring promotion and customer and marketing research initiatives; franchise programs expenses, and corporate expenses to support the Acquisition. These increases were partially offset by decreases in reservation, information systems and human resources expenses. We anticipate that general and administrative expenses may continue to increase in 2005 in comparison to prior periods due to ongoing corporate governance compliance requirements, the impact of implementing SFAS No. 123 (revised 2004), "Share-Based Payment," for employee stock options, continuing expenses to support the Acquired Hotels and continuing marketing initiatives. The expansion of our franchise programs will result in increased costs charged to franchised hotels that are expected to be offset by increases in related franchise fee revenue.

The increase in general and administrative costs during 2003 primarily related to an increase in sales and marketing initiatives expenses, partially offset by a net increase in corporate overhead allocations (see other lodging and operating expenses) related to services provided to our company owned hotels for the Returns program, based on the percentage of revenues generated by Returns members. In addition, in 2003 we had increased costs in the executive, finance, accounting, legal, operations, human resources and information systems areas related to corporate governance matters, information systems enhancements and maintenance, franchise support, our system wide conference, restricted stock compensation expense, other employee benefits and relocation expenses. These increases were offset by decreases in expenses incurred to support our healthcare operations during 2003.

Interest, Net

Interest, net was approximately $63.8 million, $62.7 million, and $65.0 million during the years ended December 31, 2004, 2003 and 2002, respectively. Interest expense is presented net of interest income on cash equivalents and investments in securities of approximately $8.3 million in 2004, approximately $7.7 million in 2003 and approximately $4.1 million in 2002. The increase in interest income in 2004 was offset by an increase in interest expense related to the August 2004 issuance of our $200 million 7% senior notes and the March 2003 issuance of our $325 million 8.875% senior notes, partially offset by the reduction in interest expense as a result of principal repayments during 2004.

The decrease in interest, net of approximately $2.3 million, or 3.5%, in 2003 was primarily due to principal payments on our debt in 2003. In addition, interest expense during the year ended December 31, 2002 included acceleration of our amortization of debt issuance costs of approximately $1.9 million in connection with the repayment of our term loan in June 2002.

During the years ended December 31, 2004 and 2003, we made principal repayments of $169.5 million and $185.8 million, respectively. We used the proceeds generated from operations, asset sales, mortgage receivable repayments and issuance of our 8.875% senior notes to fund the principal repayments.

Depreciation and Amortization

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. We periodically re-evaluate fixed asset lives based on current assessments of remaining utility that may result in changes in estimated useful lives. Such changes are accounted for prospectively and will increase or decrease depreciation expense.

Depreciation and amortization expense was approximately $126.2 million, $128.5 million, and $123.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. Depreciation and amortization expense decreased by $2.3 million, or 1.8%, in 2004 and increased $5.3 million, or 4.3%, in 2003.

The decrease in 2004 compared to 2003 was primarily due to: a reduction of losses on early retirement of assets for which losses are recorded as adjustments to depreciation expense; accelerated depreciation recorded in 2003 applicable to a hotel that has been demolished and redeveloped; the reduction of depreciation expense associated with certain computer and software assets that became fully depreciated in 2003; and a reduction in amortization expense associated with the La Quinta trademark. This decrease was partially offset by additional 2004 depreciation expense of approximately $6.0 million attributable to the Acquired Hotels.

The increase in 2003 was primarily due to the acceleration of depreciation for a hotel slated to be demolished and rebuilt and a change in the estimated lives of computer hardware that resulted in additional depreciation of approximately $3.5 million, or $0.02 per share. The increase was partially offset by a decrease in depreciation related to properties that have been impaired and by a decrease in loss on early retirement of assets due to retirements in 2002 of internal and external software costs and retirement of assets replaced during the renovation program in 2002.

Impairment of Property and Equipment and Other

Impairments on property and equipment were approximately $21.0 million, $67.3 million, and $36.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. Impairments on property and equipment decreased approximately $46.3 million, or 68.8%, in 2004 and increased by $30.6 million, or 83.4%, in 2003.

We recorded impairments on lodging properties held for use of approximately $20.5 million, $65.0 million and $41.4 million during the years ended December 31, 2004, 2003 and 2002, respectively, where facts, circumstances and analysis indicated the assets were potentially impaired. We recorded impairments on lodging properties held for sale of approximately $0.5 million, $2.3 million, and $1.0 million during the years ended December 31, 2004, 2003 and 2002, respectively.

During the year ended December 31, 2002, we recorded a net impairment recovery of approximately $5.8 million related to healthcare facilities and other impairment activity of approximately $0.1 million related to other notes receivable.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt was approximately $21.4 million, $6.4 million and $1.0 million during the years ended December 31, 2004, 2003 and 2002, respectively. The loss on early extinguishment of debt during the year ended December 31, 2004, was the result of LQ Properties exercising its option in August 2004 to repurchase the $150 million Exercisable Put Option Note due August 15, 2011 (the "7.114% Note") in lieu of having the 7.114% Note remarketed at an increased interest rate. During each of the years ended December 31, 2003 and 2002, we made early repayments on debt scheduled to mature on March 15, 2004 and September 10, 2026.

Other Expense (Income)

For the years ended December 31, 2004, 2003 and 2002, other expense (income) consisted of the following:

(In millions)	For the year ended December 31, **2004**	2003	2002
Reorganization:			
Employee severance and related employment costs	$ —	$ —	$ 0.9
Reimbursement of costs related to settlement of litigation and other	**(0.9)**	—	(1.7)
Adjustments to accrued liabilities	**(0.7)**	(0.5)	(0.6)
Reorganization and related expense (income)	**(1.6)**	(0.5)	(1.4)
Other:			
Provision for loss on interest and other receivables	—	—	1.9
Gain on sale of assets and related costs	**(0.2)**	(1.3)	(10.3)
Gain on early repayment of note receivable	**(2.1)**	—	—
Gain on settlement	—	—	(5.4)
Acquisition, retirement plan and other	**4.8**	3.6	(0.5)
Other	**2.5**	2.3	(14.3)
Total other expense (income)	**$ 0.9**	$ 1.8	$(15.7)

Other expense (income) is comprised of the following:

- Reorganization income and adjustments to accrued liabilities related to the exit of the healthcare business.
- We recognized gains related to the sale of property and equipment of $0.2 million, $1.3 million and $7.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. In addition, mortgage repayments resulted in gains of $2.6 million for the year ended December 31, 2002.
- During 2002, we settled obligations and receivables related to properties previously sold that resulted in a gain on settlement of approximately $5.4 million. As part of the settlement, we received a $2.3 million recovery on receivables previously written off and our obligation of approximately $3.1 million, with respect to certain contingent liabilities related to prior healthcare asset sales, was relieved.
- During 2004, we recognized total expenses of approximately $5.8 million consisting of non recurring integration costs associated with the Acquisition, expenses related to the termination and settlement of the La Quinta Retirement Plan (the "Retirement Plan"), an adjustment for a change in actuarial assumptions on deferred compensation agreements, an accrual of lease termination expense and other expenses. These expenses were partially offset by total income of approximately

$1.0 million consisting of an adjustment of amounts previously accrued related to the sale of a healthcare asset, changing our field healthcare plan, refunds of public company filing fees and other income. During 2003, we recognized total expenses of approximately $5.0 million consisting of expenses related to the termination and ongoing settlement of the Retirement Plan, an adjustment for a change in actuarial assumptions on deferred compensation agreements and an accrual of lease termination expense. These expenses were partially offset by income of approximately $1.4 million on proceeds from the surrender of certain key man and split dollar life policies and other income. During 2002, we recognized total income of approximately $0.5 million related to a gain on proceeds from the surrender of a key man life insurance policy.

Impairment of Goodwill

In January 2002, we implemented SFAS 142, which primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. As a result, we recorded aggregate charges to earnings for impairment losses related to goodwill of $267 million in 2002 and our amortization of goodwill decreased by $15.0 million in 2004 and 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Changes in Accounting Principles."

Income Taxes

We reported an income tax benefit of $24.5 million and $50.2 million for the years ended December 31, 2004 and 2003, respectively. This benefit is primarily related to losses reported in each of those years.

In January 2002, we completed our Reorganization and, as a result, we recorded a one-time charge of approximately $196.5 million to establish the net deferred tax liability of La Quinta and to recognize the future impact of temporary differences between the book value and tax basis of lodging and healthcare assets and liabilities, including NOL carryforwards of LQ Properties and LQ Corporation. As a result of recording the one-time charge, the valuation allowance that existed at December 31, 2001 with respect to the net deferred tax asset of LQ Corporation was reversed.

Income (Loss) from Discontinued Operations, net

Income from discontinued operations for the year ended December 31, 2004 represents an adjustment of an estimated liability resulting from the 1999 sale of a non-strategic business unit. At December 31, 2004, no assets held for sale were subject to classification as discontinued operations under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144").

Loss from discontinued operations for the years ended December 31, 2003 and 2002 of $4.5 million and $19.6 million, respectively, represents the results of TeleMatrix, Inc. and room and rental income, direct and other lodging expenses, property insurance, real estate taxes and depreciation expense related to the ownership and operation of three company owned hotels that were sold during 2003. The 2003 loss includes an impairment charge of $7.1 million taken on the hotel assets in 2003 to reflect proceeds expected from the asset sales. The 2002 loss includes a $10.6 million charge taken upon implementation of SFAS 142 in January 2002 and an $8.0 million adjustment taken in September 2002 to write off the remaining balance of goodwill associated with the TeleMatrix reporting unit.

Subsequent to December 31, 2004, 17 hotels, including one hotel that is subject to full condemnation, met the criteria for classification as held for sale in accordance with SFAS 144. The decision to sell certain of these hotels was based on (1) local market conditions, (2) historical operating and financial results associated with the hotel, and (3) future capital expenditure requirements. The sales or condemnation proceedings of the 17 hotels are expected to close or otherwise be concluded within 12 months. An impairment charge of $8.2 million was recorded during the three months ended December 31, 2004 to write down 9 of the total 17 hotels to estimated net realizable value. This impairment charge is included in our total impairments of $21.0 million for the year ended December 31, 2004. The net book value at December 31, 2004 for the 17 hotels was $35.4 million. Effective in the first quarter of 2005, the revenues and expenses for these hotels will be classified as discontinued operations for all periods presented in the consolidated statements of operations.

La Quinta Properties, Inc.—Consolidated Results of Operations

Net loss attributable to common shareholders was approximately $51.4 million, $86.3 million and $261.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. Net loss decreased by approximately $34.9 million, or 40.4%, and $175.2 million, or 67.0%, in 2004 and 2003, respectively.

The decrease in net loss attributable to common shareholders in 2004 compared to 2003 was primarily due to a decrease in impairment of property and equipment expense of $46.3 million partially offset by an increase in loss on early extinguishment of debt of $15.0 million.

The decrease in net loss attributable to common shareholders in 2003 compared to 2002 was primarily due:

- a charge of approximately $259.0 million (of which $10.6 million has been reclassified to discontinued operations for 2002) recorded in January 2002 as a cumulative effect of change in accounting principle to reflect an adjustment to goodwill as a result of the adoption of SFAS 142; and
- a charge of approximately $8.0 million recorded in September 2002 (classified in discontinued operations for that year) to write off the balance of remaining goodwill of TeleMatrix, Inc. based on subsequent reviews of value due to declining results of that unit.

The decrease in 2003 was partially offset by:

- a decrease in revenues of approximately $25.7 million in 2003;
- an increase in impairment of property and equipment expense of approximately $30.6 million; and
- a decrease in other income of approximately $13.3 million.

Revenue and Expenses

Rent from La Quinta Corporation was approximately $194.4 million, $193.5 million and $211.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in rental income from LQ Corporation of approximately $0.9 million, or 0.5%, in 2004 is primarily due to rent from LQ Corporation related to Acquired Hotels during 2004 of approximately $9.2 million offset by a decrease in rental income due to new lease agreements for our owned La Quinta branded hotels that became effective as of January 1, 2004. These agreements have substantially the same terms as the previous lease agreements other than a decrease in the percentage rent payment from 40% to 36% of room and other revenues, and differing terms of four, five or six years. Lease agreements for the Baymont Inn and Suites hotels owned by LQ Properties became effective September 3, 2004 and have substantially the same terms as the lease agreements for our company owned La Quinta branded hotels, except that the percentage rent payment is 29%.

The decrease in rental income from LQ Corporation of approximately $17.9 million, or 8.5%, in 2003 was due to a decrease in hotel revenues experienced by LQ Corporation and a modification in the lease agreement between LQ Corporation and LQ Properties made at the end of March 2002. Through March 31, 2002, the leases provided for a fixed payment of base rent plus a percentage rent based on room and other revenues. Subsequent to March 31, 2002, the modified lease agreements provided for a percentage rent payment only in an amount equal to 40% of the gross revenues from the hotel facilities.

Royalty from La Quinta Corporation was approximately $7.8 million, $12.3 million and $12.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. The decrease in royalty revenues of approximately $4.5 million, or 36.6%, in 2004 is due to an amended royalty agreement, effective January 1, 2004, that reduced the rate from 2.5% to 1.5% of gross revenue as defined in the royalty agreement. The decrease was partially offset by an increase in hotel revenues experienced by LQ Corporation during 2004. The decrease in royalty revenues of approximately $0.1 million, or 0.8%, in 2003 is primarily the result of a decrease in hotel revenues experienced by LQ Corporation during 2003.

Other revenue was approximately $9.0 million, $11.0 million and $18.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. Other revenues primarily include rent revenues from restaurants leased to third parties and other revenue from leasing and mortgage financing on healthcare real estate. Other revenues decreased by approximately $2.0 million, or 18.2%, in 2004 and approximately $7.6 million, or 40.9%, in 2003. The decrease in 2004 was primarily due to the full repayment during the three months ended September 30, 2004 of a subordinated note previously issued in connection with the sale of certain healthcare assets. Interest income on the subordinated note was approximately $2.2 million in 2004 and approximately $4.1 million in both 2003 and 2002. The decrease in 2003 was primarily the result of the sale of certain healthcare assets and repayment of healthcare mortgage receivables during 2002. Revenue during the year ended December 31, 2002 relating to healthcare assets that were sold during 2002 was approximately $7.4 million.

Other lodging expenses were $30.2 million, $27.0 million and $30.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. Other lodging expenses increased by approximately $3.2 million, or 11.9%, during 2004 and decreased by approximately $3.2 million, or 10.6%, during 2003. The increase in 2004 was primarily due to increases in property tax and insurance expenses, while the decrease in 2003 was primarily the result of decreases in property tax and insurance expenses. Property tax and insurance expenses during 2004 included approximately $2.0 million attributable to the Acquired Hotels.

General and administrative expenses were approximately $1.4 million, $3.9 million and $7.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. The decreases in general and administrative expenses of approximately $2.5 million, or 64.1%, and $4.0 million, or 50.6%, in 2004 and 2003, respectively, were primarily related to a reduction in salaries and related benefits as well as other administrative expenses due to the exit from the healthcare business.

Interest, Net

Interest, net was $63.4 million, $62.1 million and $63.9 million during the years ended December 31, 2004, 2003 and 2002, respectively. Interest expense is presented net of interest income on cash equivalents and investments in securities of $7.5 million in both 2004 and 2003 and $4.1 million in 2002. Interest expense during the year ended December 31, 2002, includes the acceleration of our amortization of debt issuance costs of $1.9 million in connection with the repayment of our term loan in June 2002. The increase in interest, net of approximately $1.3 million, or 2.1%, in 2004 was primarily due to higher interest expense related to the August 2004 issuance of our $200 million 7% senior notes and the March 2003 issuance of our $325 million 8.875% senior notes, partially offset by the reduction in interest expense as a result of principal repayments during 2004.

The decrease in interest, net of $1.8 million, or 2.8%, in 2003 was primarily the result of the principal payments on our debt during 2003. In addition, interest expense during the year ended December 31, 2002 included acceleration of our amortization of debt issuance costs of approximately $1.9 million in connection with the repayment of our term loan in June 2002.

During the years ended December 31, 2004 and 2003, we made principal repayments of $169.5 million and $185.8 million, respectively. We used the proceeds generated from operations, asset sales and mortgage receivables repayments to fund principal repayments in 2004, 2003 and 2002. In 2003, we also used the proceeds from the issuance of our 8.875% senior notes to fund principal repayments.

Depreciation and Amortization Expense

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. We periodically re-evaluate fixed asset lives based on current assessments of remaining utility that may result in changes in estimated useful lives. Such changes are accounted for prospectively and will increase or decrease depreciation expense.

Depreciation and amortization expense was approximately $111.2 million, $109.9 million and $105.3 million during the years ended December 31, 2004, 2003 and 2002, respectively. The increase of $1.3 million, or 1.2%, in 2004 compared to 2003 was primarily due to an increase of approximately $4.8 million in depreciation expense during 2004 attributed to the Acquired Hotels. This increase was partially offset by: a reduction of losses on early retirement of assets for which losses are recorded as adjustments to depreciation expense; accelerated depreciation recorded in 2003 applicable to a hotel that has been demolished and redeveloped; and a reduction in amortization expense associated with the La Quinta trademark.

The increase of $4.6 million, or 4.4%, in 2003 was primarily the result of acceleration in depreciation for a hotel slated to be demolished and rebuilt. The increase in 2003 was partially offset by a decrease in loss on early retirement of assets replaced during the renovation program in the previous year and a decrease in depreciation related to properties that have been impaired.

Impairment of Property and Equipment and Other

Impairments on property and equipment were approximately $21.0 million, $67.3 million and $36.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. Impairments on property and equipment decreased approximately $46.3 million, or 68.8%, in 2004 and increased by $30.6 million, or 83.4%, in 2003.

We recorded impairments on lodging properties held for use of approximately $20.5 million, $65.0 million and $41.4 million, respectively, during the years ended December 31, 2004, 2003 and 2002, where facts, circumstances and analysis indicated the assets were potentially impaired. We recorded impairments on lodging properties held for sale of approximately $0.5 million, $2.3 million and $1.0 million during the years ended December 31, 2004, 2003 and 2002, respectively.

During the year ended December 31, 2002, we recorded a net impairment recovery of approximately $5.8 million related to healthcare facilities and other impairment activity of approximately $0.1 million related to other notes receivable.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt was approximately $21.4 million, $6.4 million and $1.0 million during the years ended December 31, 2004, 2003 and 2002, respectively. The loss on early extinguishment of debt during the year ended December 31, 2004, was the result of

LQ Properties exercising its option in August 2004 to repurchase the 7.114% Note in lieu of having the 7.114% Note remarketed at an increased interest rate. During each of the years ended December 31, 2003 and 2002, we made early repayments on debt scheduled to mature on March 15, 2004 and September 10, 2026.

Other Income

Other income for the years ended December 31, 2004, 2003 and 2002 was comprised of the following:

(In millions)	For the year ended December 31, **2004**	2003	2002
Reorganization:			
Reimbursement of costs related to settlement of litigation and other	**$(0.9)**	$ —	$ (1.5)
Adjustments to accrued liabilities	**(0.7)**	(0.5)	(0.7)
Reorganization and related income	**(1.6)**	(0.5)	(2.2)
Other:			
Provision for loss on interest and other receivables	—	—	1.9
Gain on sale of assets and related costs	**(0.2)**	(1.3)	(10.3)
Gain on early repayment of note receivable	**(2.1)**	—	—
Gain on settlement	—	—	(5.4)
Adjustments to accrued liabilities and other	**(0.5)**	(1.5)	(0.5)
Total other	**(2.8)**	(2.8)	(14.3)
Total other income	**$(4.4)**	$(3.3)	$(16.5)

Other income is comprised of the following:

- Reorganization income and adjustments to accrued liabilities related to the exit of the healthcare business.
- We recognized gains related to the sale of property and equipment of $0.2 million, $1.3 million and $7.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. In addition, mortgage repayments resulted in gains of $2.6 million for the year ended December 31, 2002.
- During 2002, we settled obligations and receivables related to properties previously sold that resulted in a gain on settlement of approximately $5.4 million. As part of the settlement, we received a $2.3 million recovery on receivables previously written off and our obligation of approximately $3.1 million, with respect to certain contingent liabilities related to prior healthcare asset sales, was relieved.
- During 2004, we recognized total income of approximately $0.6 million consisting of an adjustment of amounts previously accrued related to the sale of a healthcare asset and other income. This income was partially offset by expense of approximately $0.1 million related to an adjustment for a change in actuarial assumptions on deferred compensation agreements. During 2003, we recognized income of approximately $1.7 million consisting of a gain on proceeds from the surrender of certain key man and split dollar life policies and other income. This income was partially offset by expense of approximately $0.2 million related to an adjustment for a change in actuarial assumptions on deferred compensation agreements. During 2002, we recorded a gain of approximately $0.5 million on proceeds from the surrender of a key man life insurance policy and other income.

Impairment of Goodwill

In January 2002, we implemented SFAS 142, which primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. As a result, we recorded aggregate charges to earnings for impairment losses related to goodwill of $267 million in 2002 and our amortization of goodwill decreased by $15.0 million in 2004 and 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Changes in Accounting Principles."

Income (Loss) from Discontinued Operations, net

Income from discontinued operations for the year ended December 31, 2004 represents an adjustment of an estimated liability resulting from the 1999 sale of a non-strategic business unit. At December 31, 2004, no assets held for sale were subject to SFAS 144 classification as discontinued operations.

Loss from discontinued operations for the years ended December 31, 2003 and 2002 of $7.4 million and $19.0 million, respectively, represent the results of TeleMatrix, Inc. and rental income and property insurance, real estate taxes and depreciation expense related to ownership of three company owned hotels that were sold during 2003. The 2003 loss includes an impairment charge of $7.1 million taken on the hotel assets in 2003 to reflect proceeds expected from the asset sales. The 2002 loss includes a $10.6 million charge taken upon implementation of SFAS 142 in January 2002 and an $8.0 million adjustment taken in September 2002 to write off the remaining balance of goodwill associated with the TeleMatrix reporting unit.

Subsequent to December 31, 2004, 17 hotels, including one hotel that is subject to full condemnation, met the criteria for classification as held for sale in accordance with SFAS 144. The decision to sell certain of these hotels was based on (1) local market conditions, (2) historical operating and financial results associated with the hotel, and (3) future capital expenditure requirements. The sales or condemnation proceedings of the 17 hotels are expected to close or otherwise be concluded within 12 months. An impairment charge of $8.2 million was recorded during the three months ended December 31, 2004 to write down 9 of the total 17 hotels to estimated net realizable value. This impairment charge is included in our total impairments of $21.0 million for the year ended December 31, 2004. The net book value at December 31, 2004 for the 17 hotels was $35.4 million. Effective in the first quarter of 2005, the revenues and expenses for these hotels will be classified as discontinued operations for all periods presented in the consolidated statements of operations.

Consolidated Liquidity and Capital Resources

Overview

As of December 31, 2004, we had approximately $233.4 million of liquidity, which was comprised of $103.4 million of cash and cash equivalents and $130 million of unused capacity under our $150 million senior credit facility (the "2003 Credit Facility"), after giving effect to $20 million of letters of credit issued under the 2003 Credit Facility. The 2003 Credit Facility matures in April 2007; borrowings under the facility currently bear interest at LIBOR plus 2.25%. We have approximately $116 million of debt maturing in 2005. As of December 31, 2004, none of our debt obligations were floating rate obligations.

In September 2004, we completed the Acquisition, for a total purchase price of approximately $419.2 million, including estimated transaction costs and net working capital adjustments. We financed a part of the purchase price for the Acquisition by issuing, in August 2004, $200 million of 7% senior notes due August 15, 2012. In December 2004, we acquired three additional hotels that have been or will be converted to our brands.

We believe that our current sources of capital, including cash on hand, operating cash flows, and expected proceeds from the sale of certain assets are adequate to finance our current operations, including 2005 capital expenditures which we currently expect to be approximately $120 million.

Cash Flows from Operating Activities

The lodging industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality and the timing of working capital changes can be expected to cause quarterly fluctuations in revenue and operating cash flows. Our operating cash flows have improved in 2004 compared to 2003 primarily due to increases in revenue. Cash flows provided by operating activities for LQ Corporation were $131.4 million, $83.2 million and $100.3 million in the years ended December 31, 2004, 2003 and 2002, respectively.

Cash Flows from Investing Activities

As of December 31, 2004, our net investment in property and equipment totaled approximately $2.5 billion, consisting of hotels in service and corporate assets. During the years ended December 31, 2004, 2003 and 2002, we had cash outlays of approximately $73.4 million, $56.8 million and $117.4 million, respectively, on capital improvements and renovations to existing hotels, redevelopment and corporate expenditures.

We expect to provide funding for new investments through a combination of long-term and short-term financing, including debt and equity, internally generated cash flow and the sale of selected assets. Cash flows used in investing activities for LQ Corporation were $350.9 million and $87.0 million for the years ended December 31, 2004 and 2003, respectively. Cash flows provided by investing activities for LQ Corporation were $74.1 million for the year ended December 31, 2002. During the years ended December 31, 2004, 2003 and 2002, we sold assets for net proceeds of $11.8 million, $26.8 million and $249.2 million, respectively, which were used primarily to reduce our indebtedness.

In September 2004, LQ Corporation completed the Acquisition, for a total purchase price of approximately $419.2 million, including estimated transaction costs and net working capital adjustments. As of March 1, 2005, approximately $22.0 million of the total purchase price was being held in escrow pending completion of certain transfer requirements. The Acquisition included 90 Baymont Inn & Suites (including one management contract), seven Woodfield Suites and one Budgetel Inn, plus all of the trade rights associated with the Baymont, Woodfield Suites and Budgetel brands, and the Baymont franchise system of 87 hotels. These 185 hotels are located across 33 states, with approximately half the hotels in the midwestern region of the

U.S. We financed the Acquisition with cash on hand and net proceeds from the issuance of our 7% senior notes due August 15, 2012.

Under certain franchise agreements, we have committed to provide certain incentive payments, loans, reimbursements, rebates and other payments, to help defray the costs of construction, marketing and other costs associated with opening and operating a La Quinta or Baymont hotel. Our obligation to fund these commitments is contingent upon certain conditions set forth in the respective franchise or joint venture agreements. At December 31, 2004, we had approximately $9.9 million in outstanding commitments of financial assistance to various franchisees, of which approximately $6.1 million had been funded and approximately $2.5 million had been repaid by franchisees or amortized.

At December 31, 2004, we had purchase commitments related to certain continuing redevelopment and renovation projects of approximately $1.9 million, as well as technology, marketing and other services of approximately $90.4 million, of which $35.5 million pertain to 2005. We expect that these commitments will be funded from our current sources of capital, as more fully described below. We will continue, from time to time, to evaluate the potential selective redevelopment of existing hotel properties and enter into similar commitments if any additional redevelopment and renovation projects are approved.

Cash Flows from Financing Activities

Cash flows used in financing activities for LQ Corporation were $4.3 million and $302.5 million for the years ended December 31, 2004 and 2002, respectively. Cash flows provided by financing activities for LQ Corporation were $321.7 million for the year ended December 31, 2003. We may obtain long-term financing through the issuance of equity securities, long-term secured or unsecured notes, convertible debentures and the assumption of mortgage notes. We may obtain short-term financing through the use of our 2003 Credit Facility, which may be replaced with long-term financing as appropriate. From time to time, we may utilize interest rate swaps to manage any variable interest rate exposure. We did not have any variable rate debt or interest rate swaps as of December 31, 2004 or 2003.

We have an effective shelf registration statement on file with the Securities and Exchange Commission, or SEC. Under the shelf registration statement, either or both of LQ Corporation and LQ Properties may offer, from time to time, in one or more offerings the following securities: debt securities, which may be senior or subordinated; shares of common stock; shares of preferred stock; depositary shares; and warrants exercisable for debt securities, common stock or preferred stock. In November 2003, we issued 34.5 million paired common shares for net proceeds of approximately $184.3 million under the shelf registration statement, which were used primarily for acquisitions and general corporate purposes.

In November 2003, we refinanced our previous $125 million credit facility to provide for the $150 million 2003 Credit Facility, which matures in April 2007, and is secured by a pledge of stock of our subsidiaries, intercompany debt evidenced by promissory notes and our mortgage notes receivables. The 2003 Credit Facility is not subject to a lockbox arrangement, but does contain a subjective acceleration clause contingent upon a material adverse effect. LQ Properties is the borrower under the facility and LQ Corporation is the guarantor. Borrowings under the 2003 Credit Facility currently bear interest at LIBOR plus 2.25%. Commitment fees are based on 0.5% per annum of the unused balance for any period where utilization is less than 50% and 0.375% per annum if utilization is greater than 50%. During the years ended December 31, 2004, 2003 and 2002, commitment fee expense was approximately $0.8 million, $0.9 million, and $1.5 million, respectively. During the year ended December 31, 2004, there were no borrowings under the 2003 Credit Facility other than the letters of credit.

The 2003 Credit Facility contains several restrictive financial covenants (as defined in the 2003 Credit Facility), which include the following:

- maximum net debt to EBITDA (total leverage) ratio of 5.2 times at the end of the first quarter of 2005, 5.1 times at the end of the second quarter of 2005, 5.0 times at the end of the third and fourth quarters of 2005, and thereafter decreasing to 4.5 times by 2007;
- minimum interest coverage ratio of 2.2 times in 2005, increasing to 2.4 times by 2007;
- minimum fixed charge coverage ratio of 1.45 times in 2005, increasing to 1.55 times by 2007; and
- minimum consolidated tangible net worth of $700 million.

In addition to the financial covenants, the 2003 Credit Facility also includes limitations on capital expenditures, asset sales, secured debt, certain investments, common stock dividends, and debt and share repurchases. Under these limitations, during 2005 aggregate dividends and share repurchases may not exceed (1) $80 million, provided that the net debt to EBITDA ratio is below 4.5 times after giving effect to any dividend payment or share repurchase, or (2) $60 million otherwise.

In connection with financing the Acquisition, in July 2004, we entered into an amendment to the 2003 Credit Facility that:

- permitted the Acquisition;
- increased the permitted incremental term loan facility allowed under the 2003 Credit Facility from $150 million to $200 million;
- permitted the issuance of up to $200 million of additional senior unsecured notes;
- increased permitted capital expenditures; and
- modified and waived certain other provisions of the 2003 Credit Facility.

In November 2004, we entered into a second amendment to the 2003 Credit Facility that reduced the interest rates and certain letter of credit fees by 0.5% per annum and the commitment fees on the unused portion of the facility. The current maximum interest rate for LIBOR-based loans is LIBOR plus 2.5% and the current maximum commitment fee is 0.5% per annum. The second amendment also modified certain provisions related to refinancing indebtedness to give us more flexibility with respect to repayment of existing indebtedness.

During 2003, we issued $325 million of 8.875% senior notes due March 15, 2011, the net proceeds of which were used primarily to fund tender offers for existing debt and for general corporate purposes. In August 2004, we issued $200 million of 7% senior notes due August 15, 2012, the net proceeds of which were used to fund a portion of the purchase price for the Acquisition. These senior notes were issued by LQ Properties and guaranteed by LQ Corporation. The notes were offered only to qualified institutional buyers in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended. Pursuant to registration rights agreements with the initial purchasers of the senior notes, we registered with the SEC, and exchanged new notes issued by LQ Properties and guaranteed by LQ Corporation, which we refer to as the "exchange notes," for the original notes. The exchange notes are in the same aggregate principal amount as, and have terms substantially identical to, the original notes, with the exception that the exchange notes are freely tradable by the holders, while the original notes were subject to resale restrictions. The exchange offer for the original notes did not generate any cash proceeds to us. The exchange notes are subject to, among other types of covenants, certain restrictive financial incurrence covenants, including limitations on the incurrence of indebtedness (pro forma fixed charge coverage ratios must exceed 2.0 times, excluding certain adjustments, in order to incur additional debt) and restricted payments (generally limited to 95% of funds from operations as defined in the indentures pursuant to which the notes were issued). In addition to the financial covenants, the indentures also include, among other limitations, limitations on asset sales, issuances of certain capital stock, sale and leaseback transactions and affiliate transactions.

During 2004, we repaid approximately $19.5 million in principal of notes payable scheduled to mature on March 15, 2004 and repurchased and retired the 7.114% Note. At December 31, 2003, LQ Properties owned approximately $122.2 million in face amount of 7.114% Exercisable Put Option Securities (the "Securities") due August 15, 2004 issued by the Meditrust Exercisable Put Option Securities Trust (the "Trust"). The Trust was established as part of a 1997 financing to hold the 7.114% Note. The Securities, which had pass-through characteristics, represented beneficial interests in the Trust and were classified as held-to-maturity under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." LQ Properties was also the issuer of the 7.114% Note to the Trust, which was the sole asset of the Trust. A third party (the "Call Holder") exercised its option to purchase the 7.114% Note at 100% of its principal amount on August 16, 2004, which would have permitted the Call Holder to subsequently remarket the 7.114% Note at an increased interest rate. In response, on August 16, 2004, we exercised our option to repurchase the 7.114% Note from the Call Holder for $171.4 million and retired the note, in lieu of having the 7.114% Note remarketed and the interest rate reset. The repurchase price was equal to the sum of the present values of the remaining principal and interest payments, as determined in accordance with the documents governing the obligations of LQ Properties with respect to the 7.114% Note, discounted at the rate of U.S. Treasury securities having maturities similar to the remaining term of the 7.114% Note, plus accrued and unpaid interest. As of August 15, 2004 and December 31, 2003, LQ Properties owned $122.2 million of the Securities issued by the Trust. Accordingly, LQ Properties received a $122.2 million contemporaneous distribution from the Trust. As a result, LQ Properties recorded an expense of $21.4 million for retirement of the 7.114% Note.

The following is a summary of our future debt maturities as of December 31, 2004:

(In millions)

Year	Total
2005	$116
2006	20
2007	210
2008	50
2009	0
2010 and thereafter	530
Total debt	$926

Shareholders' Equity

We had shareholders' equity of approximately $1.4 billion and our net debt (total indebtedness less cash and cash equivalents) constituted approximately 34% of our total capitalization (total shareholders' equity plus minority interest plus total indebtedness less cash and cash equivalents) as of December 31, 2004. LQ Properties had shareholders' equity of approximately $1.4 billion as of December 31, 2004.

During 2004, LQ Properties paid total dividends of $18 million on its 9.0% Series A Cumulative Redeemable Preferred Stock and $225 million to LQ Corporation, the sole holder of its class A common stock.

Our board of directors previously approved a $20 million share repurchase program to allow us to repurchase common and/or preferred stock in the open market or in privately negotiated transactions. We did not make any purchases under this program in 2004. As of December 31, 2004, we had repurchased approximately $9.1 million (or 1.9 million shares) of our equity securities under the program.

Income Tax Matters

LQ Corporation is a C-corporation for U.S. federal income tax purposes and, as such, pays taxes on its taxable income as determined under the Internal Revenue Code of 1986, as amended (the "Code"). The taxable income or loss of LQ Properties is not included in the income tax return of LQ Corporation except to the extent that LQ Properties pays taxable dividends to LQ Corporation. Because LQ Corporation and LQ Properties each have substantial NOL carryforwards available to reduce taxable income, we do not anticipate paying substantial federal income taxes for several years. As of December 31, 2004, our total federal NOL carryforwards were approximately $486.3 million, of which approximately $178.3 million is available only to LQ Properties and its taxable REIT subsidiaries. Our NOL carryforwards will expire in years 2009 thru 2024. We currently pay state income taxes in several states and may become liable for federal alternative minimum tax ("AMT"). Any federal AMT paid would be available as a credit to offset federal income taxes otherwise payable in subsequent years.

LQ Properties has elected to be treated as a REIT for federal income tax purposes and believes that it has met all the requirements for qualification. Accordingly, LQ Properties generally will not be taxed on that portion of its REIT taxable income that it distributes to its common and preferred shareholders, provided that it continues to comply with the requirements of the Code and related regulations. These requirements include a provision that LQ Properties must generally distribute at least 90% of its REIT taxable income (excluding net capital gains) as dividends eligible for the dividends paid deduction. LQ Properties may use its NOL carryforwards to reduce amounts otherwise required to be distributed to shareholders. Also, LQ Corporation may use its NOL carryforwards to offset for federal income tax purposes any taxable dividends that it receives from LQ Properties.

Going forward, LQ Properties currently intends to continue to manage its investments, including the sale or disposition of property or other investments, and to operate (on its own and through its business relationships with LQ Corporation) in a manner consistent with the requirements for continued REIT qualification.

Effects of Certain Events on Lodging Demand

The combination of terrorist attacks and the impact of the war with Iraq and its aftermath and the downturn in the national economy, along with our concentration of hotels in certain markets, resulted in substantial declines in demand for lodging for both business and leisure travelers across all lodging segments and increased price competition during 2002 and the first half of 2003. Although we continually and actively manage the operating costs of our hotels in order to respond to changes in demand at our lodging properties, we must also continue to provide the level of service that our guests expect. Our operating results and cash flow from operating activities have improved during 2004; however, our operating results and cash flow from operating activities could be adversely impacted should such events occur again.

RevPAR results for company owned hotels for the year ended December 31, 2004 were favorable. We believe this trend will continue in 2005, and will be driven primarily by both rate and occupancy increases as a result of higher demand from business travelers, increased margins from various Internet travel sites including our websites, *www.LQ.com* and *www.baymontinns.com*, increased national sales revenue, growth in membership of our customer loyalty program, our advertising and promotion incentives, rate increases and improving guest satisfaction. In addition, we believe the RevPAR performance of the Acquired Hotels will improve over time as La Quinta's systems and programs are implemented. However, approximately 50% of our business is booked within zero to seven days of the stay; therefore, forecasting such a trend is difficult and declines in business and leisure traveler demand could impact our results. We can give no assurance that the trends experienced in 2004 will continue in 2005.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. Under certain franchise agreements or joint venture agreements, we have committed to provide certain incentive payments, loans, reimbursements, rebates and other payments, to help defray the costs of construction, marketing and other costs associated with opening and operating a La Quinta or Baymont hotel. See "Consolidated Liquidity and Capital Resources—Cash Flows from Investing Activities."

Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments that are expected to have an effect on liquidity and cash flow in future periods (in millions):

	Total	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years
Long-term debt obligations[1]	$1,271.9	$185.3	$346.3	$ 94.1	$646.2
Operating lease obligations	31.3	3.2	6.6	5.3	16.2
Purchase obligations:					
Capital expenditures[2]	1.9	1.9	—	—	—
Goods and services[3]	90.4	35.5	28.8	15.4	10.7
Other long-term obligations[4,5]	12.5	0.6	9.8	1.0	1.1
Total	$1,408.0	$226.5	$391.5	$115.8	$674.2

(1) Includes estimated interest payments based on the stated interest rate and maturity date totaling $346.3 million.

(2) Capital expenditures include the remaining balance on contracts related to the redevelopment of our hotel at the Convention Center in San Antonio, Texas.

(3) Goods and services include certain material non-cancelable obligations arising in the normal course of business operations, including obligations under purchasing contracts, energy purchase contracts, marketing contracts, and information technology service related agreements, among others. Certain contracts are based on variable pricing where estimates to determine the obligation could not be obtained. Contracts with undeterminable variable pricing are included in the above table assuming that the contracts were terminated at December 31, 2004 and reported based on the penalties listed in the respective termination provisions of each contract. We are also party to numerous other contracts and agreements entered into in the ordinary course of our business.

(4) Other long-term liabilities reflected on our balance sheet include estimates of distributions related to certain deferred compensation agreements (as described more fully in note 17 of our consolidated financial statements) and our obligation related to the Supplemental Executive Retirement Plan. We are obligated under an agreement to provide a letter of credit to ensure payment of certain indebtedness of an unrelated third party. This obligation is excluded from the table because we cannot estimate the timing of performance under the agreement. At December 31, 2004, we have recorded a liability of approximately $4.2 million related to this obligation that is included in other non-current liabilities as described more fully in note 15 of our consolidated financial statements.

(5) We are obligated under employment contracts with certain executives. Payments under these contracts are based on level of service and are variable based on individual performance. Since we cannot estimate the total obligation under these variable contracts, we assessed our minimum commitments under these employment agreements by assuming the contracts are terminated, without cause, as of January 1, 2005. Our minimum obligations, based on the severance provisions of each employment contract, would be approximately $7.7 million. These employment contracts are excluded from the above table due to the uncertainty of the dollar amounts to be paid and the timing of such amounts.

The 800,000 issued and outstanding shares of LQ Properties Series A Preferred Stock are entitled to quarterly dividends at the rate of 9% per annum of the $250 per share liquidation preference. Although LQ Properties has paid all dividends due on the Series A Preferred Stock, any unpaid dividends will accumulate and increase the liquidation value of the Series A Preferred Stock. These dividends are excluded from the above table.

Corporate Governance Matters

The charters for each of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics applicable to our boards of directors, Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer, and Controller, or persons performing similar functions, among others, are available in the Investor Relations section of our website at *www.LQ.com*. We will provide, without charge, upon the written request of any shareholder a copy of any of the foregoing. Any such request should be addressed to: La Quinta Corporation, 909 Hidden Ridge Drive, Suite 600, Irving, Texas 75038, Attn: Investor Relations. Changes to or waivers granted with respect to our Code of Business Conduct and Ethics that we are required to disclose under applicable SEC rules will also be posted on our website.

Critical Accounting Policies and Estimates

The consolidated financial statements of LQ Corporation and separate financial statements of LQ Properties have been prepared in conformity with GAAP, which require our management to make estimates, judgments and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosures and contingencies. Our management evaluates estimates used in preparation of its financial statements on a continual basis, including estimates related to the following:

Carrying Amount and Classification of Lodging Real Estate Assets, Potential Impairment and Recognition of Sales

We evaluate the carrying value and classification of all owned lodging assets on an ongoing basis. The evaluation process includes a review of current facts and circumstances such as guest satisfaction scores, profitability, changing market conditions, and condition of the property, among other factors. As a result of this evaluation process, we identify properties we intend to sell and properties we intend to hold for use.

With respect to properties we intend to sell, our management begins to initiate marketing efforts shortly after obtaining authority to sell the property. The properties that we expect to sell within twelve months are reclassified as assets held for sale and accounted for as discontinued operations. Depreciation of the assets ceases upon this reclassification. We record impairment charges on these properties when the estimated fair value less costs to sell is less than the carrying amount of the property. These assets are then monitored through the date of sale for potential adjustment based on the offers that we are willing to take under serious consideration and our continued review of facts and circumstances.

As we sell the related assets, contracts are reviewed to determine if:

- a sale has been consummated;
- the buyer's investment is adequate;
- a complete transfer of risks and rewards has occurred; and
- any contingencies or obligations on our part continue to exist.

For the assets that may take longer than one year to sell or for those assets we intend to hold and use, we estimate when the assets may be sold or otherwise disposed of. We apply a probability-weighted cash flow estimation approach to recovery of the carrying amount of each lodging asset held for use to determine if the undiscounted net cash flows exceed the carrying amount of the property. If this test results in a loss, we then calculate an impairment loss on the lodging asset held for use by determining the excess of the property's carrying amount over our estimate of fair market value of the asset. The fair value of those assets becomes the new cost basis and is depreciated over the remaining useful life of the asset.

As of December 31, 2004, we had 374 lodging properties classified as held for use with a net book value (including land, buildings and improvements, furniture, fixtures and equipment) of $2.5 billion and one parcel of land classified as held for sale with a net book value of $5.5 million.

Subsequent to December 31, 2004, 17 hotels, including one hotel that is subject to full condemnation, met the criteria for classification as held for sale in accordance with SFAS 144. The decision to sell certain of these hotels was based on (1) local market conditions, (2) historical operating and financial results associated with the hotel, and (3) future capital expenditure requirements. The sales or condemnation proceedings of the 17 hotels are expected to close or otherwise be concluded within 12 months. An impairment charge of $8.2 million was recorded during the three months ended December 31, 2004 to write down 9 of the total 17 hotels to estimated net realizable value. This impairment charge is included in our total impairments of $21.0 million for the year ended December 31, 2004. The net book value at December 31, 2004 for the 17 hotels was $35.4 million. Effective in the first quarter of 2005, the assets and liabilities associated with these hotels will be classified as discontinued operations for all periods presented on the consolidated balance sheets and the revenues and expenses for these hotels will be classified as discontinued operations for all periods presented in the consolidated statements of operations.

Intangible Assets

As of December 31, 2004 and 2003, our consolidated balance sheet included intangible assets totaling approximately $117.3 and $73.4 million, respectively. In January 2002, we implemented SFAS 142 and determined that the La Quinta trademarks were finite lived assets and amortized these assets over 21 years based on management's assessment of the life and fair value of the brands. During September 2004, we determined that the La Quinta trademarks have an indefinite useful life based on changes in circumstances of factors used to determine the useful lives primarily as a result of the establishment and growth of our La Quinta franchise program. In accordance with SFAS 142, these assets are no longer amortized and will be tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. During the years ended December 31, 2004, 2003 and 2002, we recorded amortization expense of approximately $2.6 million, $3.9 million and $3.9 million per year on the brand intangible assets. In 2004, testing for impairment indicated there was no impairment related to these intangibles.

As part of the Acquisition, we acquired intangible assets related to the Baymont trademarks and existing Baymont franchising agreements. Management determined that the Baymont trademarks have an indefinite useful life. These assets will also be tested for impairment annually, or more frequently as circumstances require. The Baymont franchising agreements were deemed to have a finite life and are amortized over the weighted average life of the associated franchise agreements, including potential renewals, based on the interest method of amortization. For the year ended December 31, 2004, we recorded amortization expense of approximately $0.7 million related to these franchise agreements.

Income Taxes

As of December 31, 2004, our total federal NOL carryforwards were approximately $486.3 million, of which approximately $178.3 million is available only to LQ Properties and its taxable REIT subsidiaries. NOL carryforwards expire 20 years after the year in which they arise (15 years for NOLs arising prior to 1998). Our NOL carryforwards will expire in years 2009 thru 2024. As of December 31, 2004, our total capital loss carryforwards were approximately $28.5 million and our federal tax credit carryforwards (primarily AMT credit carryforwards available only to LQ Properties) were approximately $7.9 million, of which $2.2 million will expire between 2018 and 2024. As of December 31, 2004, deferred tax assets of $203.1 million, subject to a valuation allowance of $29.2 million, have been recorded to reflect the tax benefits associated with certain NOL carryforwards, capital loss carryforwards and tax credit carryforwards. The valuation allowance pertains to recorded deferred tax assets for which realization of the benefits is not reasonably assured. When assessing the adequacy of the valuation allowance, La Quinta considered both anticipated reversals of deferred tax liabilities within applicable carryforward periods and other potential sources of taxable income within those periods. NOL carryforwards are realized by utilizing such carryforwards to reduce taxable income; consequently, we will need to generate future taxable income at least equal to the loss carryforwards during the carryforward period to realize the full benefit of the tax loss carryforwards. Should we determine that additional tax loss carryforwards are not likely to be realized, the valuation allowance will be increased, with a corresponding charge to income tax expense. The actual utilization of NOL carryforwards to reduce taxable income will be recognized for financial reporting purposes as a reduction of the deferred tax asset.

Retention of Risk

- *General Liability, Automobile Liability and Workers' Compensation Liabilities*

We maintain a paid loss retrospective insurance plan for commercial general liability ("GL"), automobile liability ("AL") and workers' compensation ("WC") loss exposures related to our lodging operations. The insurance carrier initially pays all losses falling within the insurance coverage and amounts within the deductible and retention limits are then billed to us retrospectively on a monthly basis.

We perform formal reviews of estimates of the ultimate liability for losses and associated expenses within the deductible and retention limits on a bi-annual basis. The estimates are based upon a third-party actuarial analysis of actual historical development trends of loss frequency, severity and incurred but not reported ("IBNR") claims. The actuary utilizes a loss triangle method to measure period to period loss trends. Loss development factors and increased limits factors are calculated based on historical experience and are used to estimate the ultimate loss liability. We establish a liability to cover our estimated ultimate liability for losses and loss adjustment expenses with respect to reported claims and IBNR claims and associated insurance plan expenses. Large claims or incidents that could potentially involve material amounts are also monitored closely on a case-by-case basis. As of December 31, 2004, our balance sheet included an estimated liability with respect to the deductible and retention limits of approximately $22.3 million.

The amount of liability related to the GL, AL and WC accounts and the changes therein were as follows:

(In millions)	**2004**	2003	2002
January 1	**$ 21.4**	$ 22.9	$21.7
Expense	**11.5**	9.1	8.9
Payments	**(10.6)**	(10.6)	(7.7)
December 31	**$ 22.3**	$ 21.4	$22.9

Changes in facts and circumstances may lead to a re-estimate of the liability due to revisions of the estimated ultimate costs of La Quinta's GL, AL and WC coverage. Changes in estimates occur over time due to factors such as severity of injury that affect liability claims differently from those predicted in prior liability estimates. The establishment of these liabilities is an inherently uncertain process, which is characteristic of liability claims or other long-term liabilities, which can be influenced by external factors and assumptions. The ultimate cost of losses from La Quinta's insurance programs may vary from recorded amounts, which are based on La Quinta's best estimates of future losses or obligations.

At December 31, 2004 and 2003, the impact of an increase or decrease of one percent in the recorded liability related to losses from GL claims, AL claims, and WC claims would increase or decrease our loss before income tax by $0.2 million.

- *Employee Healthcare Liabilities*

We maintain a self-insurance program for major medical and hospitalization coverage for certain of our lodging salaried field employees and corporate employees and their dependents, which is partially funded by payroll deductions. In January 2003, we changed the healthcare benefit coverage provided to our field level hourly employees so that coverage for these employees is no longer part of this self-insurance program but covered under a separate fully insured health program. Payments for major medical and hospitalization to individual participants below specified amounts (currently $500,000 per individual per year and $1,000,000 per individual for a lifetime maximum) are self-insured by us. We base our estimate of ultimate liability on trends in claim payment history, historical trends in IBNR incidents and developments in other cost components (such as rising medical costs, projected premium costs, number of participants, etc.). Our liability with respect to employee healthcare reserves is monitored on a monthly basis and adjusted accordingly.

The amount of liability related to the employee healthcare program and the changes therein were as follows:

(In millions)	**2004**	2003	2002
January 1	**$ 0.6**	$ 1.9	$ 2.8
Expense (net of employee contributions)	**4.2**	4.4	10.8
Payments	**(4.2)**	(5.7)	(11.7)
December 31	**$ 0.6**	$ 0.6	$ 1.9

Changes in facts and circumstances may lead to a re-estimate of the liability due to revisions of the estimated ultimate costs of La Quinta's employee healthcare coverage. Changes in estimates occur over time due to factors such as medical costs that affect liability claims differently from those predicted in prior liability estimates. The establishment of these liabilities is an inherently uncertain process, which is characteristic of liability claims or other long-term liabilities, which can be influenced by external factors and assumptions. The ultimate cost of losses from La Quinta's insurance programs may vary from recorded amounts, which are based on La Quinta's best estimates of future losses or obligations.

At December 31, 2004 and 2003, the impact of an increase or decrease of one percent in the recorded liability related to losses from employee healthcare claims would increase or decrease our loss before income tax for the year then ended by approximately $6,000.

- *Litigation and Contingencies*

We monitor ongoing litigation and other loss contingencies on a case-by-case basis as they arise. Losses related to litigation and other contingencies are recognized when the loss is considered probable and the amount is estimable.

- *Returns Program*

La Quinta maintains a customer loyalty program, Returns, which allows members to earn points based on dollars spent. Members may redeem points earned for free stay certificates and a variety of other awards. As part of the Acquisition, we assumed the liability for the Baymont customer loyalty program, Guest Ovations. This loyalty program includes substantially the same types of awards as Returns. We account for the Guest Ovations program under the same method as used for Returns.

As of December 31, 2004 and 2003, the liability for the programs was $6.1 million and $5.0 million, respectively. We plan to combine the Guest Ovations program with our Returns program in April 2005.

La Quinta accounts for the economic impact of providing a free stay or other award by accruing an estimate of its liability for issued and unredeemed free stay certificates and points. The expense related to this estimate includes the cost of administering the program as well as the incremental cost of the stay at an owned hotel and the value of awards purchased from program partners. La Quinta determines the value of the future redemption obligation based upon historical experience, including an estimate of "breakage" for points that will never be redeemed. The estimate is based on a calculation that includes an assumption for redemption rate, redemption type (whether for free stay certificate or other award) and rate of redemption at company owned hotels versus franchised hotels. The expenses of the program are charged to operations as a component of other lodging and general and administrative expenses.

Actual results of the program may vary from estimates we have made due primarily to variance from assumptions used in the calculation of our obligation for future redemptions and changes in member behavior. These variances are accounted for as changes in estimates and are charged to operations as they become known. At December 31, 2004 and 2003, the impact of an increase or decrease of one percent for Returns program obligations would increase or decrease our loss before income tax for the year then ended by approximately $0.1 million. An increase or decrease in redemption assumption of one percent would increase or decrease the estimated obligation for future redemptions by approximately $0.1 million at December 31, 2004 and 2003. A change in redemption type of one percent would result in an increase or decrease in the estimated obligation for future redemptions of approximately $11,000 to $37,000, depending on the award selected.

Changes in Accounting Principles

We implemented the provisions of SFAS No. 144 in 2002 and, as a result, gains and losses on long-lived assets classified as held for sale subsequent to January 1, 2002, the effective date of SFAS 144, are classified as gains or losses from disposal of discontinued operations. Certain gains and losses on long-lived assets classified as held for sale that were disposed of during the years ended December 31, 2003, 2002 and 2001 have been classified in continuing operations because they were classified as held for sale as of December 31, 2001 and restatement of prior periods is not permitted under SFAS 144.

Goodwill historically represented the excess of cost over the fair value of assets associated with the acquisitions of La Quinta and TeleMatrix, Inc. and had been amortized on a straight line basis over 20 and 15 years, respectively. To determine if goodwill had been impaired, the sum of the expected future cash flows (undiscounted and without interest charges) was compared to the carrying amount of the long-lived assets (including allocated goodwill) in order to assess whether an impairment loss existed.

In January 2002, we implemented SFAS 142, which primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. SFAS 142 (1) prohibits the amortization of goodwill and indefinite-lived intangible assets, (2) requires testing of goodwill and intangible assets on an annual basis for impairment (and more frequently if the occurrence of an event or circumstance indicates an impairment), (3) requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) removes the 40 year limitation on the amortization period of intangible assets that have finite lives.

Upon implementation of SFAS 142, we identified two reporting units: La Quinta lodging ($248.4 million carrying value) and TeleMatrix, Inc. telecommunications ($18.6 million carrying value). As a result, we recorded a charge to earnings of $248.4 million to reflect the adjustment to goodwill for the lodging reporting unit that is reported as the cumulative effect of a change in accounting principle. In addition, we recorded a charge to earnings of approximately $10.6 million related to goodwill for the TeleMatrix reporting unit as of the date we implemented SFAS 142, which was subsequently reclassified to discontinued operations. During the third quarter of 2002, we recorded a charge of $8.0 million to write off the remaining goodwill balance for TeleMatrix, which is also included in discontinued operations. As a result of implementing SFAS 142, we incurred a decrease in amortization of goodwill and a corresponding annual reduction in net loss of $15.0 million for the years ended December 31, 2004 and 2003 as compared to 2002.

Seasonality

The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in revenue, profit margins and net earnings. In addition, the opening of newly constructed hotels and the timing of any hotel acquisitions or sales may cause a variation of revenue from quarter to quarter.

The tables below provide information about our debt obligations that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted average interest rates by expected maturity dates as of December 31, 2004 and 2003. We had no variable rate debt or interest rate swaps as of December 31, 2004 and 2003.

The following market risk disclosures are related to debt obligations as of December 31, 2004:

(In millions)	2005	2006	2007	2008	2009	Thereafter	Face Value	Fair Value
LONG TERM DEBT OBLIGATIONS:								
Fixed rate	$ 116	$ 20	$ 210	$ 50	$ —	$ 530	$926	$993
Average interest rate	7.43%	7.30%	7.06%	7.33%	N/A[1]	8.16%	N/A	N/A

(1) N/A means not applicable.

The following market risk disclosures are related to debt obligations as of December 31, 2003:

(In millions)	2004	2005	2006	2007	2008	Thereafter	Face Value	Fair Value
LONG TERM DEBT OBLIGATIONS:								
Fixed rate	$ 169	$ 116	$ 20	$ 210	$ 50	$ 330	$895	$967
Average interest rate	7.13%	7.43%	7.30%	7.06%	7.33%	8.87%	N/A[1]	N/A

(1) N/A means not applicable.

LQ PROPERTIES

All debt obligations, including notes payable and bank notes payable, are liabilities of LQ Properties. During 2004, we issued $200 million of senior notes bearing a coupon rate of 7.0% and having a maturity of August 15, 2012 and repaid approximately $169 million of notes payable scheduled to mature (or that were redeemable at the option of the holders) in March and August of 2004.

During 2003, we issued $325 million of senior notes bearing a coupon rate of 8.875% and having a maturity of March 15, 2011 and repaid approximately $151 million of notes payable scheduled to mature (or that were redeemable at the option of the holders) in September 2003 and March 2004.

Fixed rate debt as of December 31, 2004 and 2003 was $926 million and $895 million, respectively. As of December 31, 2004 and 2003, LQ Properties did not have any outstanding interest rate swap agreements.

LQ CORPORATION

LQ Corporation is a guarantor, with LQ Properties as borrower, under the 2003 Credit Facility, 7.0% senior notes due August 15, 2012 and 8.875% senior notes due March 15, 2011.

(In thousands, except par value)	December 31, **2004**	2003
Assets:		
Current Assets:		
Cash and cash equivalents	**$ 103,359**	$ 327,083
Fees, interest and other receivables, net of allowances of $3,355 and $3,698, respectively	**27,291**	20,759
Deferred income taxes, net	**20,484**	19,821
Investments in securities	**—**	122,175
Other current assets	**8,919**	7,370
Total current assets	**160,053**	497,208
Intangible assets, net	**117,286**	73,421
Restricted cash	**4,150**	3,000
Property and equipment, net	**2,464,427**	2,143,749
Mortgages and other notes receivable, net	**26,431**	58,565
Other non-current assets	**38,118**	29,851
Total assets	**$ 2,810,465**	$ 2,805,794
Liabilities and Shareholders' Equity:		
Current Liabilities:		
Short-term borrowings and current maturities of long-term debt	**$ 115,993**	$ 169,547
Accounts payable	**35,330**	20,204
Accrued payroll and employee benefits	**35,851**	29,828
Accrued expenses and other current liabilities	**79,949**	66,222
Total current liabilities	**267,123**	285,801
Long-term debt	**809,624**	725,607
Deferred income taxes, net	**125,809**	153,476
Other non-current liabilities	**12,352**	18,345
Total liabilities	**1,214,908**	1,183,229
Commitments and contingencies		
Minority interest (including preferred stock liquidation preference of $200,000)	**205,856**	206,031
Shareholders' Equity:		
LQ Corporation Common Stock, $0.01 par value; 500,000 shares authorized; 183,128 and 179,902 shares issued and 181,077 and 177,921 shares outstanding at December 31, 2004 and 2003, respectively	**1,831**	1,799
LQ Properties Class B Common Stock, $0.01 par value; 500,000 shares authorized; 183,128 and 179,902 shares issued and 181,077 and 177,921 shares outstanding at December 31, 2004 and 2003	**1,831**	1,799
Treasury Stock, at par; 2,051 and 1,981 paired common shares at December 31, 2004 and 2003, respectively	**(40)**	(40)
Additional paid-in-capital	**3,688,018**	3,669,062
Unearned compensation	**(6,701)**	(5,155)
Accumulated other comprehensive income	**458**	226
Accumulated deficit	**(2,295,696)**	(2,251,157)
Total shareholders' equity	**1,389,701**	1,416,534
Total liabilities and shareholders' equity	**$ 2,810,465**	$ 2,805,794

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	For the year ended December 31, 2004	2003	2002
REVENUE:			
Hotel operations	**$563,427**	$ 491,453	$ 495,413
Franchise fees	**17,331**	9,624	5,239
Other	**12,421**	14,064	20,172
	593,179	515,141	520,824
EXPENSES:			
Direct lodging operations	**271,239**	232,816	232,605
Other lodging and operating expenses	**80,223**	71,507	66,405
General and administrative	**61,412**	55,543	51,302
Interest, net	**63,781**	62,679	64,995
Depreciation and amortization	**126,234**	128,453	123,152
Impairment of property and equipment, mortgages and other notes receivable	**20,977**	67,302	36,731
Loss on early extinguishment of debt	**21,399**	6,393	1,029
Other expense (income)	**903**	1,758	(15,650)
	646,168	626,451	560,569
Loss before minority interest, income taxes, discontinued operations and cumulative effect of change in accounting principle	**(52,989)**	(111,310)	(39,745)
Minority interest	**(18,344)**	(18,135)	(18,522)
Income tax benefit (expense)	**24,491**	50,154	(181,530)
Loss before discontinued operations and cumulative effect of change in accounting principle	**(46,842)**	(79,291)	(239,797)
Income (loss) from discontinued operations, net	**2,303**	(4,471)	(19,598)
Loss before cumulative effect of change in accounting principle	**(44,539)**	(83,762)	(259,395)
Cumulative effect of change in accounting principle, net	**—**	—	(248,358)
Net loss	**$ (44,539)**	$ (83,762)	$(507,753)
LOSS PER SHARE—BASIC AND ASSUMING DILUTION			
Loss before discontinued operations and cumulative effect of change in accounting principle	**$ (0.26)**	$ (0.55)	$ (1.68)
Income (loss) from discontinued operations, net	**0.01**	(0.03)	(0.13)
Cumulative effect of change in accounting principle, net	**—**	—	(1.74)
Net loss	**$ (0.25)**	$ (0.58)	$ (3.55)

The accompanying notes are an integral part of these financial statements.

(In thousands)	**2004**	2003	2002
	For the year ended December 31,		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	**$ (44,539)**	$ (83,762)	$(507,753)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	**126,234**	128,453	123,152
Loss on early extinguishment of debt	**21,399**	6,393	1,029
Impairment of property and equipment, mortgages, and other notes receivables	**20,977**	67,302	36,731
Minority interest	**18,344**	18,135	18,522
Stock based compensation	**2,474**	2,351	2,549
Amortization of debt issuance costs	**2,403**	2,686	6,749
Gain on sale of assets	**(208)**	(1,292)	(10,296)
Deferred tax (benefit) expense	**(25,154)**	(48,940)	186,915
(Income) loss from discontinued operations, net	**(2,303)**	4,471	19,598
Cumulative effect of change in accounting principle, net	**—**	—	248,358
Provision for loss on interest and other receivables	**—**	—	1,900
Net change in other assets and liabilities	**11,763**	(12,561)	(27,186)
Net cash provided by operating activities	**131,390**	83,236	100,268
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	**(73,435)**	(56,837)	(117,387)
Purchase of hotel assets	**(26,227)**	—	—
Baymont acquisition	**(418,429)**	—	—
Proceeds from sale of assets	**11,755**	26,842	249,193
Proceeds from notes receivable	**35,072**	—	—
Proceeds from surrender of life insurance policies	**—**	5,947	—
Redemption (purchase) of securities	**122,175**	(65,809)	(56,366)
Other	**(1,774)**	2,881	(1,374)
Net cash (used in) provided by investing activities	**(350,863)**	(86,976)	74,066
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings of long-term debt	**200,000**	360,000	12,000
Repayment of long-term debt	**(169,543)**	(185,810)	(287,367)
Dividends to preferred shareholders (characterized as minority interest)	**(18,000)**	(18,000)	(18,000)
Debt issuance costs	**(4,671)**	(11,782)	(46)
Debt repurchase premium	**(21,399)**	(6,095)	(1,603)
Proceeds from employee stock purchase and other	**9,997**	1,027	981
Purchase of treasury stock	**—**	(1,338)	(7,764)
Net proceeds from equity offering	**—**	184,294	—
Other	**(635)**	(572)	(735)
Net cash (used in) provided by financing activities	**(4,251)**	321,724	(302,534)
Net (decrease) increase in cash and cash equivalents	**(223,724)**	317,984	(128,200)
Cash and cash equivalents at:			
Beginning of year	**327,083**	9,099	137,299
End of year	**$ 103,359**	$ 327,083	$ 9,099

Supplemental disclosure of cash flow information (note 2)

The accompanying notes are an integral part of these financial statements.

For the years ended December 31, 2004, 2003 and 2002

(In thousands)	Preferred Stock	Common Stock Shares	Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount
Balance, December 31, 2001	$ 70	—	$ —	142,958	$ 28,591
Reorganization	(70)	142,958	1,429	—	(27,162)
Issuance of paired common shares for employee compensation and stock options	—	817	9	817	9
Retirement of forfeited restricted stock grants	—	(97)	(1)	(97)	(1)
Amortization of unearned compensation	—	—	—	—	—
Unrealized gain on securities, net	—	—	—	—	—
Purchase of paired common shares	—	—	—	—	—
Minimum pension liability adjustment, net	—	—	—	—	—
Net loss for the year ended December 31, 2002	—	—	—	—	—
Balance, December 31, 2002	$ —	143,678	$1,437	143,678	$ 1,437
Issuance of paired common shares for:					
Restricted stock	—	1,385	13	1,385	13
Equity offering	—	34,500	345	34,500	345
Employee compensation and stock options	—	188	2	188	2
Employee stock purchases		161	2	161	2
Forfeiture of restricted stock	—	(10)	—	(10)	—
Amortization of unearned compensation	—	—	—	—	—
Unrealized gain on securities, net	—	—	—	—	—
Minimum pension liability adjustment, net	—	—	—	—	—
Purchase of paired common shares	—	—	—	—	—
Net loss for the year ended December 31, 2003	—	—	—	—	—
Balance, December 31, 2003	$ —	179,902	$1,799	179,902	$ 1,799
Issuance of paired common shares for:					
Restricted stock	—	502	5	502	5
Employee compensation and stock options	—	2,516	25	2,516	25
Employee stock purchases	—	208	2	208	2
Forfeiture of restricted stock	—	—	—	—	—
Amortization of unearned compensation	—	—	—	—	—
Deferred tax benefit on employee stock compensation	—	—	—	—	—
Unrealized gain on securities, net	—	—	—	—	—
Other	—	—	—	—	—
Net loss for the year ended December 31, 2004	—	—	—	—	—
Balance, December 31, 2004	**$ —**	**183,128**	**$1,831**	**183,128**	**$ 1,831**

The accompanying notes are an integral part of these financial statements.

Treasury Stock Shares	Treasury Stock Amount	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total	Comprehensive Income (Loss)
—	$ —	$3,659,185	$(2,669)	$ (972)	$(1,659,642)	$2,024,563	$ —
—	—	(173,810)	—	—	—	(199,613)	—
—	—	3,397	(1,877)	—	—	1,538	—
—	—	(267)	135	—	—	(134)	—
—	—	—	2,549	—	—	2,549	—
—	—	—	—	119	—	119	119
(1,569)	(32)	(7,732)	—	—	—	(7,764)	—
—	—	—	—	(218)	—	(218)	(218)
—	—	—	—	—	(507,753)	(507,753)	(507,753)
(1,569)	$(32)	$3,480,773	$(1,862)	$(1,071)	$(2,167,395)	$1,313,287	$(507,852)
—	—	5,732	(5,516)	—	—	242	—
—	—	182,899	—	—	—	183,589	—
—	—	729	—	—	—	733	—
	—	526	—	—	—	530	—
(64)	(1)	(266)	—	—	—	(267)	—
—	—	—	2,223	—	—	2,223	—
—	—	—	—	226	—	226	226
—	—	—	—	1,071	—	1,071	1,071
(348)	(7)	(1,331)	—	—	—	(1,338)	—
—	—	—	—	—	(83,762)	(83,762)	(83,762)
(1,981)	$(40)	$3,669,062	$(5,155)	$ 226	$(2,251,157)	$1,416,534	$ (82,465)
—	—	4,014	(3,765)	—	—	259	—
—	—	9,630	(106)	—	—	9,574	—
—	—	570	—	—	—	574	—
(70)	—	(485)	120	—	—	(365)	—
—	—	—	2,205	—	—	2,205	—
—	—	4,730	—	—	—	4,730	—
—	—	—	—	232	—	232	232
—	—	497	—	—	—	497	—
—	—	—	—	—	(44,539)	(44,539)	(44,539)
(2,051)	**$(40)**	**$3,688,018**	**$(6,701)**	**$ 458**	**$(2,295,696)**	**$1,389,701**	**$ (44,307)**

	December 31, 2004	2003
(In thousands, except par value)	**2004**	2003
ASSETS:		
Current Assets:		
Cash and cash equivalents	**$ 33,387**	$ 228,055
Fees, interest and other receivables, net of allowances of $42 and $135, respectively	**5,000**	5,539
Rent receivable from La Quinta Corporation	**—**	85,928
Investments in securities	**—**	122,175
Other current assets, net	**1,014**	1,749
Total current assets	**39,401**	443,446
Note receivable from La Quinta Corporation	**3,165**	22,128
Restricted cash	**400**	500
Deferred income taxes, net	**8,636**	9,563
Intangible assets, net	**58,236**	60,012
Property and equipment, net	**2,302,136**	2,079,834
Mortgages and other notes receivable, net	**30,700**	62,329
Other non-current assets	**15,472**	13,581
Total assets	**$ 2,458,146**	$ 2,691,393
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current Liabilities:		
Short-term borrowings and current maturities of long-term debt	**$ 115,993**	$ 169,547
Accounts payable	**24,990**	13,473
Accrued expenses and other current liabilities	**48,385**	39,025
Total current liabilities	**189,368**	222,045
Long-term debt	**809,624**	725,607
Other non-current liabilities	**682**	9,573
Total liabilities	**999,674**	957,225
Commitments and contingencies		
Minority interest	**25,027**	26,309
Shareholders' Equity:		
LQ Properties Preferred Stock, $0.10 par value; 6,000 shares authorized; 800 and 701 shares issued and outstanding December 31, 2004 and 2003, respectively	**80**	70
LQ Properties Class A Common Stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding December 31, 2004 and 2003	**1**	1
LQ Properties Class B Common Stock, $0.01 par value; 500,000 shares authorized; 183,128 and 179,902 shares issued and 181,077 and 177,921 shares outstanding at December 31, 2004 and 2003, respectively	**1,831**	1,799
Treasury Stock, at par; 2,051 and 1,981 paired common shares at December 31, 2004 and 2003, respectively	**(20)**	(20)
Additional paid-in-capital	**3,309,736**	3,532,820
Equity investment in La Quinta Corporation	**(41,595)**	(41,595)
Accumulated deficit	**(1,836,588)**	(1,785,216)
Total shareholders' equity	**1,433,445**	1,707,859
Total liabilities and shareholders' equity	**$ 2,458,146**	$ 2,691,393

The accompanying notes are an integral part of these financial statements.

(In thousands)	For the year ended December 31, 2004	2003	2002
Revenue:			
Rent from La Quinta Corporation	**$194,369**	$193,451	$ 211,413
Royalty from La Quinta Corporation	**7,786**	12,285	12,398
Other	**8,946**	11,035	18,643
	211,101	216,771	242,454
Expenses:			
Direct lodging expenses	**645**	664	849
Other lodging expenses	**30,176**	26,984	30,188
General and administrative	**1,384**	3,849	7,911
Interest, net	**63,418**	62,053	63,905
Depreciation and amortization	**111,220**	109,919	105,335
Impairment of property and equipment, mortgages and other notes receivable	**20,977**	67,302	36,731
Loss on early extinguishment of debt	**21,399**	6,393	1,029
Other income	**(4,401)**	(3,248)	(16,519)
	244,818	273,916	229,429
(Loss) income before minority interest, income taxes, discontinued operations and cumulative effect of change in accounting principle	**(33,717)**	(57,145)	13,025
Minority interest	**(2,304)**	(3,704)	(3,726)
Income tax (expense) benefit	**(1,066)**	(134)	14,559
(Loss) income before discontinued operations and cumulative effect of change in accounting principle	**(37,087)**	(60,983)	23,858
Income (loss) from discontinued operations, net	**3,715**	(7,353)	(19,021)
(Loss) income before cumulative effect of change in accounting principle	**(33,372)**	(68,336)	4,837
Cumulative effect of change in accounting principle, net	**—**	—	(248,358)
Net loss	**(33,372)**	(68,336)	(243,521)
Preferred stock dividends	**(18,000)**	(18,000)	(18,000)
Net loss attributable to common shareholders	**$ (51,372)**	$ (86,336)	$(261,521)

The accompanying notes are an integral part of these financial statements.

La Quinta Properties, Inc.
Consolidated Statements of Changes in Shareholders' Equity and Other Comprehensive Income

For the years ended December 31, 2004, 2003 and 2002

(In thousands)	Preferred Stock	Class A Common Stock		Class B Common Stock		Treasury Stock	
		Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2001	$70	—	$—	144,263	$ 14,426	—	$ —
Reorganization	—	100	1	(1,305)	(12,997)	—	—
Issuance of paired common shares for employee compensation and stock options	—	—	—	817	9	—	—
Forfeiture of restricted stock	—	—	—	(97)	(1)	—	—
Amortization of unearned compensation	—	—	—	—	—	—	—
Dividends paid to shareholders	—	—	—	—	—	—	—
Unrealized gain on securities, net	—	—	—	—	—	—	—
Dividends paid to La Quinta Corporation	—	—	—	—	—	—	—
Purchase of paired common shares	—	—	—	—	—	(1,569)	(16)
Net loss for the year ended December 31, 2002	—	—	—	—	—	—	—
Balance, December 31, 2002	$70	100	$ 1	143,678	$ 1,437	(1,569)	$(16)
Issuance of paired common shares for:							
Restricted stock	—	—	—	1,385	13	—	—
Equity offering, net	—	—	—	34,500	345	—	—
Employee compensation and stock options	—	—	—	188	2	—	—
Employee stock purchases	—	—	—	161	2	—	—
Forfeiture of restricted stock	—	—	—	(10)	—	(64)	(1)
Amortization of unearned compensation	—	—	—	—	—	—	—
Dividends paid to shareholders	—	—	—	—	—	—	—
Purchase of paired common shares	—	—	—	—	—	(348)	(3)
Dividends paid to La Quinta Corporation	—	—	—	—	—	—	—
Net loss for the year ended December 31, 2003	—	—	—	—	—	—	—
Balance, December 31, 2003	$70	100	$ 1	179,902	$ 1,799	(1,981)	$(20)
Issuance of paired common shares for:							
Restricted stock	—	—	—	502	5	—	—
Employee compensation and stock options	—	—	—	2,516	25	—	—
Employee stock purchases	—	—	—	208	2	—	—
Forfeiture of restricted stock	—	—	—	—	—	(70)	—
Preferred shareholder exchange	10	—	—	—	—	—	—
Dividends paid to shareholders	—	—	—	—	—	—	—
Dividends paid to La Quinta Corporation	—	—	—	—	—	—	—
Net loss for the year ended December 31, 2004	—	—	—	—	—	—	—
Balance, December 31, 2004	**$80**	**100**	**$ 1**	**183,128**	**$ 1,831**	**(2,051)**	**$(20)**

The accompanying notes are an integral part of these financial statements.

Additional Paid-in Capital	Unearned Compensation	Equity Investment in La Quinta Corporation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total	Comprehensive Income (Loss)
$3,592,227	$(1,228)	$ —	$(119)	$(1,437,359)	$2,168,017	$ —
12,996	—	(41,595)	—	—	(41,595)	—
1,287	—	—	—	—	1,296	—
(137)	—	—	—	—	(138)	—
—	1,151	—	—	—	1,151	—
—	—	—	—	(18,000)	(18,000)	—
—	—	—	119	—	119	119
(60,575)	—	—	—	—	(60,575)	—
(691)	—	—	—	—	(707)	—
—	—	—	—	(243,521)	(243,521)	(243,521)
$3,545,107	$ (77)	$(41,595)	$ —	$(1,698,880)	$1,806,047	$(243,402)
662	—	—	—	—	675	—
17,065	—	—	—	—	17,410	—
107	—	—	—	—	109	—
74	—	—	—	—	76	—
(26)	—	—	—	—	(27)	—
—	77	—	—	—	77	—
—	—	—	—	(18,000)	(18,000)	—
(169)	—	—	—	—	(172)	—
(30,000)	—	—	—	—	(30,000)	—
—	—	—	—	(68,336)	(68,336)	(68,336)
$3,532,820	$ —	$(41,595)	$ —	$(1,785,216)	$1,707,859	$ (68,336)
310	—	—	—	—	315	—
1,576	—	—	—	—	1,601	—
116	—	—	—	—	118	—
(43)	—	—	—	—	(43)	—
(43)	—	—	—	—	(33)	—
—	—	—	—	(18,000)	(18,000)	—
(225,000)	—	—	—	—	(225,000)	—
—	—	—	—	(33,372)	(33,372)	(33,372)
$3,309,736	**$ —**	**$(41,595)**	**$ —**	**$(1,836,588)**	**$1,433,445**	**$ (33,372)**

	For the year ended December 31,		
(In thousands)	**2004**	2003	2002
Cash Flows from Operating Activities:			
Net loss	**$ (33,372)**	$ (68,336)	$(243,521)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	**111,220**	109,919	105,335
Loss on early extinguishment of debt	**21,399**	6,393	1,029
Impairment of property and equipment, mortgages and other notes receivable	**20,977**	67,302	36,731
Amortization of debt issuance costs	**2,403**	2,686	6,749
Minority interest	**2,304**	3,704	3,726
Deferred tax expense (benefit)	**927**	1,348	(9,174)
Gain on sale of assets	**(208)**	(1,292)	(10,296)
Other non-cash items	**—**	77	3,051
(Income) loss from discontinued operations, net	**(3,715)**	7,353	19,021
Cumulative effect of change in accounting principle, net	**—**	—	248,358
Net change in other assets and liabilities	**(6,078)**	(221,587)	(78,582)
Net cash provided by (used in) operating activities	**115,857**	(92,433)	82,427
Cash Flows from Investing Activities:			
Capital expenditures	**(49,612)**	(41,554)	(106,150)
Purchase of hotel assets	**(26,227)**	—	—
Baymont acquisition	**(290,492)**	—	—
Proceeds from sale of assets	**11,755**	26,842	249,193
Redemption (purchase) of securities	**122,175**	(65,809)	(56,366)
Proceeds from surrender of life insurance policies	**—**	5,637	—
Proceeds from notes receivable	**34,399**	—	—
Other	**(138)**	5,157	2,654
Net cash (used in) provided by investing activities	**(198,140)**	(69,727)	89,331
Cash Flows from Financing Activities:			
Proceeds from borrowings of long-term debt	**200,000**	360,000	12,000
Repayment of long-term debt	**(169,543)**	(185,810)	(287,367)
Net proceeds from equity offering	**—**	184,294	—
Proceeds from note receivable from La Quinta Corporation	**43,922**	25,125	58,150
Proceeds from rent and royalty receivable from La Quinta Corporation	**85,926**	70,000	—
Dividends/distributions to La Quinta Corporation	**(228,587)**	(34,909)	(64,535)
Dividends to preferred shareholders	**(18,000)**	(18,000)	(18,000)
Debt issuance costs	**(4,671)**	(11,782)	(46)
Debt repurchase premium	**(21,399)**	(6,095)	(1,603)
Other	**(33)**	(172)	275
Net cash (used in) provided by financing activities	**(112,385)**	382,651	(301,126)
Net (decrease) increase in cash and cash equivalents	**(194,668)**	220,491	(129,368)
Cash and cash equivalents at:			
Beginning of year	**228,055**	7,564	136,932
End of year	**$ 33,387**	$ 228,055	$ 7,564

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

La Quinta Corporation ("LQ Corporation") and its controlled subsidiary, La Quinta Properties, Inc. ("LQ Properties"), primarily focus on the lodging business. La Quinta's lodging real estate assets are primarily owned by LQ Properties or one or more of its direct and indirect subsidiaries. LQ Corporation operates all of its owned lodging properties through its subsidiary, La Quinta Inns, Inc.

In September 2004, we completed the acquisition of substantially all the assets of the limited service lodging division of The Marcus Corporation (the "Acquisition"), for a total purchase price of approximately $419.2 million, including estimated transaction costs and net working capital adjustments. As of December 31, 2004, approximately $40.6 million of the total purchase price was being held in escrow pending completion of certain transfer requirements. The Acquisition included 90 Baymont Inn & Suites (including one management contract), seven Woodfield Suites and one Budgetel Inn, plus all the trade rights associated with the Baymont, Woodfield Suites and Budgetel brands, and the Baymont franchise system of 87 hotels. These 185 hotels are located across 33 states, with approximately one-half of the hotels in the midwestern region of the United States.

Our trade names, trademarks and service marks include La Quinta®, La Quinta Inns®, La Quinta Inn & Suites®, Returns®, Baymont®, Baymont Inn & Suites®, Woodfield®,Woodfield Suites®, Budgetel® and Guest Ovations®. We franchise our La Quinta and Baymont brands to independent owner/operators. As of December 31, 2004, our system of owned, managed and franchised hotels contained 592 hotels, representing approximately 65,000 rooms located in 39 states. As of December 31, 2004, we owned and operated 374 hotels (including 15 hotels located on land that we lease from third parties), representing approximately 46,000 rooms in 35 states. As of December 31, 2004, we franchised and/or managed 218 hotels, representing approximately 19,000 rooms under our brands. Our lodging properties are particularly sensitive to adverse economic and competitive conditions and trends and such conditions could adversely affect our business, financial position and results of operations.

The common stock of LQ Corporation and the class B common stock of LQ Properties are attached and trade together as a single unit. The term LQ Corporation includes those entities owned or controlled by LQ Corporation (including its controlled subsidiaries LQ Properties and La Quinta Inns, Inc.); the term LQ Properties includes those entities owned or controlled by LQ Properties; and the terms "we," "us," "our," "the companies," "La Quinta," or "The La Quinta Companies" refer to LQ Corporation, LQ Properties and their respective subsidiaries, collectively.

Previously, we reported the activities relating to the remaining assets of our healthcare business within the other category of operating segments. Consistent with La Quinta's strategic plan to divest substantially all healthcare assets and related operations, the healthcare business revenues, results of operations and assets as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 are not material, therefore, we have discontinued presenting segment disclosures. At December 31, 2004, the remaining assets of our healthcare business related primarily to two mortgage loans with a net book value of $26.2 million (see Note 8—Mortgages and Other Notes Receivable).

Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements represent the financial position and results of operations and cash flows of LQ Corporation on a consolidated basis with its controlled subsidiary LQ Properties and LQ Properties on a consolidated basis. In each case, the consolidated financial statements include the assets, liabilities, revenues and expenses of entities (in the absence of other factors determining control) where LQ Corporation and/or LQ Properties own over 50% of the voting shares of another company or, in the case of partnership investments, where LQ Corporation and/or LQ Properties controls or is the primary beneficiary of the general partnership interest. In addition, we currently manage one hotel under a management agreement with a third party. We determined that we do not: (1) maintain an equity ownership position, (2) have the ability to exercise significant influence or (3) have exposure to risks of operations that are sufficient to require consolidation of the managed hotel. Separate financial statements have been presented for LQ Properties because LQ Properties has securities that are publicly traded on the New York Stock Exchange. All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of less than 90 days when purchased and are stated at cost, which approximates fair market value.

Investments in Securities

At December 31, 2003, LQ Properties owned approximately $122.2 million in face amount of 7.114% Exercisable Put Option Securities (the "Securities") due August 15, 2004 issued by the Meditrust Exercisable Put Option Securities Trust (the "Trust"). The Securities represented beneficial interests in the Trust and were classified as held-to-maturity under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." LQ Properties was also the issuer of a $150 million Exercisable Put Option Note due August 15, 2011 (the "7.114% Note") to the Trust. The 7.114% Note was the sole asset of the Trust. On August 16, 2004, the Securities and the 7.114% Note were retired when we repurchased the 7.114% Note (see Note 12—Indebtedness).

Property and Equipment

Buildings and major improvements are recorded at cost and depreciated using the straight-line method over 10 to 40 years, the estimated useful lives of the related assets. Hotel equipment, furniture and fixtures are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets of 3 to 10 years. Leasehold improvements are recorded at cost and depreciated using the straight-line method over the shorter of the lease term or the estimated useful life. We periodically re-evaluate fixed asset lives based on current assessments of remaining utility that may result in changes in estimated useful lives. Such changes are accounted for prospectively and will increase or decrease depreciation expense. During the second quarter of 2003, we evaluated the estimated useful lives of certain computer equipment and adjusted the remaining lives resulting in an increase in depreciation of approximately $3.5 million ($0.02 per share).

Expenditures that materially extend a property's life are capitalized. These costs may include hotel refurbishment, renovation and remodeling expenditures. Normal maintenance and repair costs are expensed as incurred. When depreciable property is retired or disposed of, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is reflected in current operations.

Capitalized Development, Interest and Incentive Costs

The companies capitalize all hotel development costs and other direct overhead costs related to renovation and development of hotels and to development of software for internal use. During the years ended December 31, 2004, 2003 and 2002, La Quinta capitalized $3.2 million, $2.9 million and $3.2 million, respectively, of direct and indirect costs related to these types of projects. Additionally, La Quinta capitalizes the interest costs associated with developing new facilities and redevelopment of existing facilities. The amount capitalized ($1.4 million, $0.1 million and $0.5 million during 2004, 2003 and 2002, respectively) is based upon a rate of interest that approximates the companies' weighted average cost of financing for the period and is reflected as a reduction of interest expense. Capitalized development, direct overhead and interest are depreciated over the estimated lives of the respective assets. All pre-opening and start-up costs are expensed as incurred. In addition, La Quinta capitalizes incentive payments that may be made to franchisees in connection with the execution of a franchise agreement, are not associated with a fee for services provided by La Quinta as specified in the agreement, and are intended to provide assistance with the conversion to our brand. These costs are considered contract acquisition costs and are amortized and recognized as a reduction of franchise revenue over the term explicit in the agreement. These payments are generally contingent upon the franchisee's compliance with requirements specified in the agreement and are reimbursable to us should the franchisee terminate the franchise agreement prior to full amortization of the payments.

Valuation of Long-Lived Assets and Finite Lived Intangible Assets

La Quinta regularly reviews the performance of long-lived assets on an ongoing basis for impairment as well as when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. La Quinta identifies properties it intends to sell and properties it intends to hold for use. For each lodging asset held for use, if the sum of expected future cash flows (undiscounted and without interest charges) is less than the net book value of the asset, the excess of the net book value over La Quinta's estimate of fair value of the asset is charged to current earnings. La Quinta's estimate of fair value of the asset then becomes the new cost basis of the asset and this new cost basis is then depreciated over the asset's remaining life. When management identifies an asset as held for sale, has obtained authority to sell the property, and expects to sell the asset within twelve months, the asset is classified as held for sale. Depreciation of the asset is discontinued and the carrying value is reduced, if necessary, to the estimated fair value less costs to sell by recording a charge to current earnings. All assets held for sale are monitored through the date of sale for potential adjustment based on offers La Quinta is willing to take under serious consideration and continued review of facts and circumstances. A gain or loss on disposition is recorded to the extent that the amounts ultimately received for the sale of assets differ from the adjusted book values of the assets. Gains on sales of assets are recognized at the time the assets are sold provided there is reasonable assurance the sales price will be collected and any future activities to be performed by the companies relating to the assets sold are expected to be insignificant.

In January 2002, we implemented Statement of Financial Accounting Standard No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets" and determined that the La Quinta trademarks were finite lived assets and amortized these assets over 21 years based on management's assessment of the life and fair value of the brands. During September 2004, based on changes in circumstances of factors used to determine the useful lives, primarily as a result of the establishment and growth of our franchise program, we determined that the La Quinta trademarks have an indefinite useful life. In accordance with SFAS 142, the La Quinta trademarks will no longer be amortized and will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The effect of this change in the third quarter of 2004 was accounted for on a prospective basis. The impact of the change in useful life was a decrease in amortization expense in 2004 of approximately $1.3 million. This change decreased the net loss by approximately $0.8 million for the year ended December 31, 2004. La Quinta trademark amortization expense was $2.6 million, $3.9 million and $3.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

As part of the Acquisition, we acquired intangible assets related to the Baymont trademarks as well as the existing Baymont franchising agreements, management agreement and goodwill. Management determined that the Baymont trademarks have an indefinite useful life. These assets will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that these assets might be impaired. The intangible assets related to the Baymont franchising agreements and management agreement were deemed to have a finite life and will be amortized over the average life of the associated agreements, including potential renewals, based on the effective interest rate method of amortization.

Mortgages and Other Notes Receivable

La Quinta's real estate mortgages and loans receivable are classified and accounted for as impaired when, based on current information and events, it is probable that the companies will be unable to collect all principal and interest due on the loan in accordance with the original contractual terms. Upon determination that an impairment has occurred, the amount of the impairment is recognized as a valuation allowance based upon an analysis of the net realizable value of the underlying property collateralizing the loan. Payments of interest on impaired loans received by the companies are recorded as interest income, provided the amount does not exceed that which would have been earned at the historical effective interest rate.

Insured and Self-Insurance Programs

La Quinta uses a paid loss retrospective insurance plan for general and automobile liability and workers' compensation loss exposure related to its lodging operations. Predetermined loss limits have been arranged with insurance companies to limit the per occurrence cash outlay. Certain of our employees and their dependents are covered by a self-insurance program for major medical and hospitalization coverage that is partially funded by payroll deductions. Payments for major medical and hospitalization to individual participants below specified amounts are self-insured by the companies. In 2003, La Quinta changed the health care benefit coverage provided to field level employees so that coverage for these employees was no longer part of this self-insurance program. These employees are now provided health care benefits through an insured, capitated program.

La Quinta regularly performs reviews of estimates of the ultimate liability for losses and associated expenses as well as additional exposure above predetermined loss limits. La Quinta establishes a liability to cover its estimated ultimate liability for losses and loss adjustment expenses with respect to reported claims and incurred but not reported ("IBNR") claims as of the end of each reporting period. The estimates are based on an analysis of historical development trends of loss frequency and severity used to project the ultimate liability for losses and IBNR claims. An independent actuary assists us with estimating the liability associated with our general, automobile and workers' compensation insurance plan.

Minority Interest

Outstanding preferred stock of LQ Properties represents a minority interest in LQ Properties, therefore, minority interest presented on the consolidated balance sheet of LQ Corporation for the year ended December 31, 2004 includes the $200 million liquidation preference of 800,000 shares of 9% Series A Preferred Stock. The year ended December 31, 2003 includes the $200 million liquidation preference of 700,000 shares of 9% Series A Preferred Stock and 1,000 shares of 9% Series B Cumulative Redeemable Convertible Preferred Stock (at $250 and $25,000 per share, respectively) issued by LQ Properties. In January 2004, LQ Properties exchanged all of its Series B Preferred Stock for 100,000 shares of LQ Properties Series A Preferred Stock. The remaining minority interest of $5.9 million and $6.0 million presented on the consolidated balance sheets of LQ Corporation for the years ended December 31, 2004 and 2003, respectively, represents the external partners' interests in our two controlled partnerships, each of which owns one hotel property.

Preferred dividends of $18 million for each of the years ended December 31, 2004, 2003, and 2002 have also been included in minority interest on the LQ Corporation consolidated statements of operations along with the external partners' equity in earnings of our two controlled partnerships.

Revenue Recognition

La Quinta's hotel revenues are derived from room rentals and other sources such as charges to guests for long-distance telephone service, fax machine use, movie and vending commissions, meeting and banquet room revenue and laundry services. La Quinta recognizes hotel revenue on a daily basis based on an agreed upon daily rate after the guest has stayed at one of its hotels for a day, used its lodging facilities and received related lodging services and amenities. Customer incentive discounts and cash rebates or refunds are recognized as a reduction of revenue as incurred during the guest's stay. We believe that the credit risk with respect to trade receivables is limited, because approximately 80% of our revenue is related to credit card transactions, which are typically reimbursed within two to five days. Reserves for any uncollectible accounts are established for accounts that age beyond a predetermined acceptable period.

La Quinta receives royalty, marketing, reservation and other fees in connection with the franchise of our brands and these fees are recognized, generally, based on a percentage of hotel room revenues and accrue as the underlying franchise revenue is earned. La Quinta also receives initial franchise fees, which are recognized as revenue when all material services or conditions relating to the sale of a franchise have been substantially performed. Any rebate of fees given to franchisees is recognized as a reduction of related revenue as the rebate is earned.

La Quinta maintains two national advertising funds ("NAF") on behalf of the La Quinta and Baymont owned and franchised hotels, from which national marketing and advertising campaign expenses are accounted for and managed. Each owned and franchised hotel is charged a percentage of room revenue from which the expenses of the fund are covered. Consistent with SFAS No. 45, "Accounting for Franchise Revenue," we defer the revenue related to fees received from franchised hotels if the NAF revenue exceeds the NAF allocated expenses during the reporting period.

LQ Properties' rental income from operating leases is recognized on a straight-line basis over the life of the respective lease agreements. Interest income on real estate mortgages is recognized on the accrual basis, which approximates the effective interest method. In addition, interest income due from borrowers is recognized only when collectibility is reasonably assured.

Marketing, royalty, reservation and other franchise fees are recognized and presented on a gross basis because La Quinta (1) is generally the primary obligor in these arrangements, (2) has latitude in establishing rates, (3) performs the services delivered, (4) has discretion over supplier selection and (5) determines specification of services delivered.

Customer Loyalty Program

La Quinta maintains a customer loyalty program, Returns, which allows members to earn points based on dollars spent. Members may redeem points earned for free stay certificates, gift cards, airline miles and a variety of other awards. As part of the Acquisition, we assumed the liability for the Baymont customer loyalty program, Guest Ovations. This loyalty program includes substantially the same types of awards as Returns. We account for the Guest Ovations program under the same method as used for Returns. As of December 31, 2004 and 2003, the liability for the programs was $6.1 million and $5.0 million, respectively. We plan to combine the Guest Ovations program with our Returns program in April 2005.

La Quinta accounts for the economic impact of providing a free stay or other award by accruing an estimate of its liability for issued and unredeemed free stay certificates and points. The expense related to this estimate includes the cost of administering the program, as well as the incremental cost of the stay at an owned hotel and the value of awards purchased from program partners. La Quinta estimates the future redemption obligation based upon historical experience, including an estimate of "breakage" for points that will never be redeemed. The estimate is based on a calculation that includes an assumption for redemption rate, redemption type (whether for a free stay certificate or other award) and rate of redemption at company owned hotels versus franchised hotels. The expenses of the program are charged to operations as a component of other lodging and operating expenses and general and administrative expense.

Actual results of the program may vary from estimates we have made due primarily to variances from assumptions used in the calculation of our obligation for future redemptions and changes in member behavior. These variances are accounted for as changes in estimates and are charged to operations as they become known.

Earnings Per Share

Basic earnings per share is computed based upon the weighted-average number of shares of common stock outstanding including vested restricted stock during the period presented. Diluted earnings per share is computed based upon the weighted-average number of shares of common stock and dilutive common stock equivalents outstanding during the period presented. The diluted earnings per share computations also include options to purchase common stock and unvested restricted stock performance awards that were outstanding during the period, unless the companies report a loss from continuing operations for the period. The number of shares outstanding related to the options has been calculated by application of the "treasury stock" method.

Stock Based Compensation

La Quinta has various stock-based employee compensation plans and accounts for those plans using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). No stock-based employee compensation cost is charged to earnings for options, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The companies grant restricted stock awards to certain employees. The difference between the price to the employee and the market value at grant date is charged to unearned compensation and carried as a component of equity and amortized over the related vesting period.

Had compensation cost for the companies' stock option-based compensation plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the companies' net loss and loss per share would have increased to the pro forma amounts indicated below:

	For the year ended December 31,		
(in millions, except per share data)	**2004**	2003	2002
Net loss, as reported	**$(44.5)**	$(83.8)	$(507.8)
Deduct:			
Total stock option compensation expense determined under fair value based method for all awards	**(4.1)**	(4.8)	(3.8)
Tax effect	**1.5**	1.8	1.4
Pro forma net loss	**$(47.1)**	$(86.8)	$(510.2)
Loss per share:			
Basic and assuming dilution—as reported	**$(0.25)**	$(0.58)	$ (3.55)
Basic and assuming dilution—pro forma	**$(0.27)**	$(0.60)	$ (3.57)

Advertising Costs

LQ Corporation expenses advertising costs as incurred. Advertising costs charged to operations for the years ended December 31, 2004, 2003 and 2002 were $18.1 million, $16.4 million, and $14.6 million, respectively, and are reported as components of "Direct lodging operations," "Other lodging and operating expenses" and "General and administrative" costs in the accompanying consolidated statements of operations.

Income Taxes

For financial reporting purposes the consolidated income tax expense or benefit is based on consolidated reported financial accounting income or loss before minority interest, income taxes, discontinued operations and cumulative effect of change in accounting principle. Deferred income tax assets and liabilities reflect the temporary differences between consolidated assets and liabilities recognized for financial reporting and the analogous consolidated amounts recognized for tax purposes using the tax rates in effect for the year in which the differences are expected to reverse.

Changes in Accounting Principles

We implemented the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), in 2002, and as result, gains and losses on long-lived assets classified as held for sale subsequent to January 1, 2002, the effective date of SFAS 144, are classified as gains or losses from disposal of discontinued operations. Certain gains and losses on long-lived assets classified as held for sale that were disposed of during the years ended December 31, 2003, 2002 and 2001 have been classified in continuing operations because they were classified as held for sale as of December 31, 2001 and restatement of prior periods is not permitted under SFAS 144.

Goodwill historically represented the excess of cost over the fair value of assets associated with the acquisitions of La Quinta and TeleMatrix, Inc. and had been amortized on a straight line basis over 20 and 15 years, respectively. To determine if goodwill had been impaired, the sum of the expected future cash flows (undiscounted and without interest charges) was compared to the carrying amount of the long-lived assets (including allocated goodwill) in order to assess whether an impairment loss existed.

In January 2002, we implemented SFAS 142, which primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. SFAS 142 (1) prohibits the amortization of goodwill and indefinite-lived intangible assets, (2) requires testing of goodwill and intangible assets on an annual basis for impairment (and more frequently if the occurrence of an event or circumstance indicates an impairment), (3) requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) removes the 40 year limitation on the amortization period of intangible assets that have finite lives.

Upon implementation of SFAS 142, we identified two reporting units: La Quinta lodging ($248.4 million carrying value) and TeleMatrix, Inc. telecommunications ($18.6 million carrying value). As a result, we recorded a charge to earnings of $248.4 million to reflect the adjustment to goodwill for the lodging reporting unit that is reported as the cumulative effect of a change in accounting principle. In addition, we recorded a charge to earnings of approximately $10.6 million related to goodwill for the TeleMatrix reporting unit as of the date we implemented SFAS 142, which was subsequently reclassified to discontinued operations. During the third quarter of 2002, we recorded a charge of $8.0 million to write off the remaining goodwill balance for TeleMatrix, which is also included in discontinued operations. As a result of implementing SFAS 142, we incurred a decrease in amortization of goodwill and a corresponding annual reduction in net loss of $15.0 million for the years ended December 31, 2004 and 2003 as compared to 2002.

Recent Accounting Standards

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"), that requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized in the consolidated statements of operations over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Presently, we record stock based compensation expense attributable to restricted stock performance awards; however, we present pro-forma disclosures in the notes to our financial statements with respect to the compensation cost associated with stock options in lieu of recording stock option related expense. We plan to adopt SFAS 123R effective July 1, 2005, using the modified-prospective transition method. Consequently, we will recognize compensation expense related to outstanding unvested stock options commencing July 1, 2005 over the remaining vesting period of such options using the same grant-date fair values used for presenting the pro-forma disclosure information with respect to stock based compensation. We expect to recognize approximately $2.0 million in additional pre-tax share-based compensation expense during the six months ending

December 31, 2005 as a result of implementing SFAS 123R. This estimate is based on options outstanding as of December 31, 2004 and such estimate will change to the extent that additional options are granted. Also, LQ Corporation is evaluating whether its approach to the measurement of fair value for share based performance awards should change under the available approaches under SFAS 123R.

In January 2003 and as amended in December 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (as amended "FIN 46" or "FIN 46R," respectively), which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties ("variable interest entities"). Variable interest entities ("VIEs") are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among the parties involved. Under FIN 46, the primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. In applying FIN 46, management has utilized available information and reasonable assumptions and estimates in evaluating whether an entity is a VIE and which party is the primary beneficiary. These assumptions and estimates are subjective and the use of different assumptions could result in different conclusions. FIN 46 also requires new disclosures about VIEs.

We have occasionally provided and, at our discretion, may upon occasion provide, franchisees with various forms of financing or incentive payments with varying terms, based on a number of factors. These factors include: the amount of the financing, the number of hotels involved and their locations, the number of rooms involved, relevant market conditions, the creditworthiness of the franchisee and any proposed guarantors, and other factors that may warrant providing assistance with conversion to our brand. We evaluate these various forms of financing or incentive payments to determine the appropriate accounting treatment under the requirements of FIN 46.

On February 1, 2003, we adopted FIN 46 for VIEs created after January 31, 2003 and for VIEs in which we obtained an interest after January 31, 2003 and, in both cases, it did not have a material impact on our consolidated financial statements. In December 2003, the FASB issued FIN 46R, under which the consolidation requirement for entities formed prior to February 1, 2003 that are not considered special purpose entities was deferred until the end of the first interim period ending after March 15, 2004. We evaluated whether the provisions of FIN 46R are applicable to the franchise arrangements discussed above as well as other arrangements which may meet the criteria of FIN 46R. We believe that there are currently no material arrangements that either meet the definition of a VIE or where we are the primary beneficiary that would require consolidation.

2. Supplemental Cash Flow Information

Details of the net changes in other assets and liabilities for the companies follow:

	For the year ended December 31,		
(In millions)	**2004**	2003	2002
(Increase) decrease in fees, interest and other receivables, net	**$ (6.5)**	$ (4.2)	$ 6.4
(Increase) decrease in other assets	**(6.1)**	11.5	(10.6)
Increase (decrease) in accrued expenses and other liabilities	**24.4**	(19.9)	(23.0)
Net change in other assets and liabilities	**$11.8**	$(12.6)	$(27.2)

Details of interest and income taxes paid and non-cash investing and financing transactions follow:

	For the year ended December 31,		
(In millions)	**2004**	2003	2002
Interest paid during the period	**$67.4**	$57.1	$82.2
Interest capitalized during the period	**1.4**	0.1	0.5
Income taxes paid (refunds received), net, during the period	**1.1**	(0.1)	0.6
Non-cash investing and financing transactions:			
Conversion of capital lease to operating lease	**—**	—	2.5
Non-cash proceeds of asset sale	**—**	—	1.8

3. Acquisition

In September 2004, La Quinta acquired substantially all of the assets of the limited service lodging division of The Marcus Corporation for a total purchase price of approximately $419.2 million, including estimated transaction costs and net working capital adjustments. As of December 31, 2004, approximately $40.6 million of the total purchase price was being held in escrow pending completion of certain transfer requirements. As part of the agreement, La Quinta acquired 90 Baymont Inn & Suites (including one management contract), seven Woodfield Suites and one Budgetel Inn. In addition, La Quinta acquired all of the trade rights associated with the Baymont, Woodfield Suites, and Budgetel brands, and the Baymont franchise system of 87 hotels. The 185 hotels (containing approximately 17,700 rooms) are located across 33 states, with approximately one-half of the hotels in the midwestern region of the United States. With this acquisition, we gained an additional limited service lodging brand and increased our geographic diversity.

The following table summarizes the allocation of the total purchase price, including estimated transaction costs, to the acquired assets and liabilities based on their fair values at the Acquisition date.

(In millions)	**At December 31, 2004**
Current assets (including cash on hand of approximately $0.2 million)	**$ 6.0**
Property and equipment	**372.8**
Intangible assets:	
Franchise and management contracts	**26.2**
Trademarks	**19.8**
Goodwill	**1.2**
Total assets acquired	**426.0**
Current liabilities	**(6.8)**
Net assets acquired	**$419.2**

During the three months ended December 31, 2004, we revised the allocation of the purchase price by approximately $1.8 million, primarily related to linen inventory and accrued liabilities.

4. Intangible Assets and Goodwill

The following is a summary of our intangible assets:

(In millions)	December 31, **2004**	2003
Finite lived intangible assets:		
Franchise agreements—Baymont acquisition	**$ 25.8**	$ —
Management agreement—Baymont acquisition	**0.4**	—
Accumulated amortization	**(0.7)**	—
Subtotal	**25.5**	—
Indefinite lived intangible assets:		
Trademarks—La Quinta	**$ 70.8**	$73.4
Trademarks—Baymont acquisition	**19.8**	—
Goodwill—Baymont acquisition	**1.2**	—
Total	**$117.3**	$73.4

Aggregate Amortization Expense (in millions):	
For the year ended December 31, 2002	$3.9
For the year ended December 31, 2003	$3.9
For the year ended December 31, 2004	**$3.3**
Estimated Amortization Expense (in millions):	
For the year ending December 31, 2005	$2.1
For the year ending December 31, 2006	$2.0
For the year ending December 31, 2007	$1.9
For the year ending December 31, 2008	$1.8
For the year ending December 31, 2009	$1.7

5. Discontinued Operations

During 2004, discontinued operations represents an adjustment of an estimated liability resulting from the 1999 sale of a non-strategic business unit. During 2003, discontinued operations included three company owned hotels and TeleMatrix, a business component that provides telephone equipment and software for the lodging industry. We classified the assets and liabilities as discontinued components under the provisions of SFAS 144. As a result, all periods presented in the financial statements and notes thereto have been restated to report the separately identifiable assets, liabilities, results of operations and cash flows of the components as discontinued operations. During the fourth quarter of 2003, the companies sold the three hotels and TeleMatrix for gross proceeds of $13.7 million, resulting in a gain on sale of $0.9 million. At December 31, 2004 and 2003, no assets held for sale were subject to SFAS 144 classification as discontinued operations.

The following is a summary of consolidated statements of operations information for discontinued operations (in millions):

	For the year ended December 31,		
	2004	2003	2002
Revenues	$ —	$13.0	$ 15.7
Loss before income taxes and cumulative effect of change in accounting principle (including gain on sale of $0.9 in 2003) and impairments of $7.1 and $0.4 in 2003 and 2002, respectively	$ —	$ (7.1)	$ (9.6)
Income tax benefit	**2.3**	2.6	0.6
Cumulative effect of change in accounting principle	—	—	(10.6)
Income (loss) from discontinued operations	**$2.3**	$ (4.5)	$(19.6)

6. Reorganization

On January 2, 2002, a reorganization between LQ Corporation and LQ Properties was completed whereby LQ Properties became a subsidiary controlled by LQ Corporation while continuing as a REIT (the "Reorganization"). As a result of the Reorganization, each outstanding share of common stock of LQ Properties was converted into one share of class B non-voting common stock of LQ Properties and is attached and trades as a single unit with the common stock of LQ Corporation that had previously been paired with the common stock of LQ Properties. The Reorganization was accounted for as a reorganization of two companies under common control with no revaluation of the assets and liabilities of the combining companies. Common control was established through operation of pairing provisions set forth in the charters of both LQ Corporation and LQ Properties under which the common stock of each company traded as a single unit and resulted in 100% ownership of approximately 143.1 million shares each of the common stock of LQ Corporation and LQ Properties being held by the identical shareholders on November 6, 2001 (the record date) and thereby also facilitating the voting of the entities shares in concert.

As part of the Reorganization, LQ Properties transferred an approximate 98% interest in La Quinta Franchise, LLC and an approximate 40% interest in La Quinta Worldwide, LLC to LQ Corporation in exchange for approximately 9.4 million unpaired shares of LQ Corporation common stock. LQ Properties' investment in the 9.4 million shares of LQ Corporation common stock has been presented as contra equity on the accompanying LQ Properties' balance sheets as of December 31, 2004 and 2003. As a result of the Reorganization, we recorded a one-time charge of approximately $196.5 million in January 2002 to establish the net deferred tax liability of La Quinta and recognize the future impact of temporary differences between the book value and tax basis of the assets and liabilities, including net operating loss ("NOL") carryforwards of LQ Properties and LQ Corporation.

7. Property and Equipment

The following is a summary of our investment in property and equipment:

	December 31,	
(In millions)	**2004**	2003
Land	**$ 409.6**	$ 360.6
Buildings and improvements, net of accumulated depreciation of $380.4 and $309.9	**1,885.3**	1,628.6
Furniture, fixtures, equipment and other, net of accumulated depreciation of $220.2 and $176.6	**164.0**	142.1
Assets held for sale, net of accumulated depreciation of $0.0 and $1.1	**5.5**	12.5
	$2,464.4	$2,143.8

The following details changes in the net book value of property and equipment for the year ended December 31, 2004:

(In millions)	Lodging	Corporate	Held for sale	Total
Property and equipment, net at December 31, 2001	$2,268.9	$ 39.1	$214.3	$2,522.3
Capital improvements	101.6	11.1	—	112.7
Acceptance of deed on mortgage receivable	—	—	23.8	23.8
Depreciation expense	(93.9)	(8.4)	—	(102.3)
Sale of real estate, net	—	—	(208.2)	(208.2)
Retirements of assets, net	(10.0)	(7.0)	—	(17.0)
Impairments	(41.4)	—	4.8	(36.6)
Transfer to (from) held for sale	9.1	—	(9.1)	—
Other adjustments	(0.8)	(0.5)	(0.3)	(1.6)
Property and equipment, net at December 31, 2002	$2,233.5	$ 34.3	$ 25.3	$2,293.1
Capital improvements	39.5	14.8	—	54.3
Depreciation expense	(103.1)	(14.5)	—	(117.6)
Sale of real estate, net	—	—	(11.8)	(11.8)
Retirements, net	(5.3)	(1.6)	—	(6.9)
Impairments	(65.0)	—	(2.3)	(67.3)
Transfer to (from) held for sale	(1.3)	—	1.3	—
Property and equipment, net at December 31, 2003	$2,098.3	$ 33.0	$ 12.5	$2,143.8
Acquisitions	372.8	—	—	372.8
Purchase of hotel assets	26.0	—	—	26.0
Capital improvements	50.3	26.9	—	77.2
Depreciation expense	(107.9)	(10.1)	—	(118.0)
Sale of real estate, net	(6.0)	—	(5.5)	(11.5)
Retirements, net	(4.6)	(0.3)	—	(4.9)
Impairments	(20.5)	—	(0.5)	(21.0)
Transfer to (from) held for sale	0.9	—	(0.9)	—
Other adjustments	(0.1)	0.2	(0.1)	—
Property and equipment, net at December 31, 2004	**$2,409.2**	**$ 49.7**	**$ 5.5**	**$2,464.4**

At December 31, 2003, certain properties continued to be classified as held for sale. These properties were classified as held for sale prior to the initial application of SFAS 144 and were being accounted for under the transition provisions of SFAS 144 with respect to the inclusion of these properties' related results of operations in the companies' continuing operations. In addition, during the initial one year period, circumstances arose that resulted in some properties not selling by the end of that period. At December 31, 2003, the estimated fair market value of properties held for sale under the transition provisions of SFAS 144 was $3.5 million. These remaining properties were sold during the year ended December 31, 2004 for net proceeds of $3.4 million resulting in a loss on sale of $0.1 million.

At December 31, 2004, certain land parcels continue to be classified as held for sale; however, they are not included in discontinued operations as they do not meet the definition of components of an entity under the provisions of SFAS 144. At December 31, 2004 and 2003, the estimated fair market value of these land parcels was approximately $5.5 million and $9.0 million, respectively.

We regularly review the performance of long-lived assets on an ongoing basis for impairment as well as when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For each lodging asset held for use, if the sum of expected future cash flows (undiscounted and without interest charges) is less than the net book value of the asset, the excess of the net book value over La Quinta's estimate of fair value of the asset is charged to current earnings. We estimate fair value primarily (1) by discounting expected future cash flows or (2) based on expected liquidated sales proceeds, relying on common hotel valuation methods such as multiples of room revenues or per room valuations. For each asset held for sale, the carrying value is reduced, if necessary, to the expected sales proceeds less costs to sell by recording a charge to current earnings.

During the years ended December 31, 2004, 2003, and 2002, we recorded impairments of approximately $21.0 million, $67.3 million and $42.4 million, respectively, related to certain held for use and held for sale hotel assets. During each of these periods, certain hotel assets were tested for recoverability considering the following: (1) local market conditions, (2) historical operating and financial results associated with the hotel, (3) future capital expenditure requirements, and (4) the likelihood that the hotel would ultimately be sold or otherwise disposed of before the end of its previously estimated useful life. We recorded the impairment based on fair market value as determined for held for sale or held for use assets as described above. Additionally, during the year ended December 31, 2002, we recorded a net impairment recovery of $5.8 million related to healthcare facilities that were sold during 2002.

We continue to evaluate the assets in our total portfolio as well as to pursue an orderly disposition of our held for sale assets. There can be no assurance if, or when, sales will be completed or whether such sales will be completed on terms that will enable us to realize the full carrying value of such assets.

During 2004, a number of our hotels sustained varying amounts of damage as a result of hurricanes which devastated much of the state of Florida. While the damage is still being assessed, an estimate of the remaining casualty loss (net of recoveries from insurance) of approximately $0.8 million has been recorded against the cost of the assets at December 31, 2004.

8. Mortgages and Other Notes Receivable

At December 31, 2004 and 2003, the net book value of mortgages receivable was $26.2 million. During the year ended December 31, 2002, we received $17.4 million, including $0.3 million of monthly principal payments, in proceeds from repayment of mortgages receivable with a net book value of approximately $15.9 million, resulting in a net gain of approximately $1.2 million included in other expense (income). Also during the year ended December 31, 2002, we sold one mortgage receivable with a net book value of $16.3 million for $16.2 million in cash and $1.8 million of subordinated indebtedness due in 2005, resulting in a gain of approximately $1.3 million included in other expense (income). During the year ended December 31, 2003, we received $2.0 million for early repayment of the related subordinated indebtedness. We currently intend to hold to maturity the remaining two mortgage loans on corporate office buildings that serve as the headquarters for a healthcare operator. The interest income on these two mortgage loans was approximately $0.7 million, $0.6 million and $0.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

At December 31, 2004 and 2003, the net book value of other notes receivable was $0.2 million and $32.4 million, respectively. There were no impairments on other notes receivable for the years ended December 31, 2004 and 2003. During the year ended December 31, 2002, we recorded $0.1 million in impairments on other notes receivable. Other notes receivable at December 31, 2003 was comprised of a subordinated note received as consideration in connection with the sale of certain healthcare assets during 2001 as well as other notes. Interest income on the subordinated note was approximately $2.2 million, $4.1 million and $4.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. The subordinated note was repaid during 2004, resulting in a gain on early repayment of approximately $2.1 million.

The valuation allowance provided against long-term other notes receivable was approximately $1.1 million and $1.3 million for the years ended December 31, 2004 and 2003, respectively.

9. Other Assets and Other Liabilities

Other assets and other liabilities included the following as of December 31, 2004 and 2003, respectively:

(In millions)	December 31, 2004	2003
Current assets:		
Prepaid advertising, insurance and other expenses	**$ 6.2**	$ 5.5
Deferred charges	**2.5**	1.4
Miscellaneous other assets	**0.2**	0.5
Total other current assets	**$ 8.9**	$ 7.4
Non-current assets:		
Inventory	**$12.2**	$10.0
Debt issuance costs and other deferred charges	**14.1**	12.1
Rabbi Trust (see Note 17)	**5.4**	3.5
Miscellaneous other assets	**6.4**	4.3
Total other non-current assets	**$38.1**	$29.9
Current liabilities:		
Accrued interest	**$24.3**	$20.3
Accrued property tax	**18.6**	14.9
Accrued general and automobile insurance	**12.5**	12.9
Accrued occupancy tax	**7.1**	5.4
Accrued liability for guarantee (see Note 15)	**4.2**	—
Current portion of customer loyalty program and accrued marketing expense	**2.9**	2.7
Other accrued expenses	**10.4**	10.0
Total other current liabilities	**$80.0**	$66.2
Non-current liabilities:		
Supplemental Executive Retirement Plan (see Note 17)	**$ 5.1**	$ 3.5
Deferred compensation agreements (see Note 17)	**3.1**	3.1
Long-term portion of customer loyalty program	**3.9**	2.8
Accrued liability for guarantee (see Note 15)	**—**	4.2
Other liabilities	**0.3**	4.7
Total other non-current liabilities	**$12.4**	$18.3

10. Shareholders' Equity

The common stock of LQ Corporation and the class B common stock of LQ Properties are paired and trade together as a single unit (the "paired common shares"). For the years ended December 31, 2004, 2003 and 2002, no distributions were made to holders of LQ Corporation common stock or LQ Properties class B common stock. The LQ Properties class B common stock is non-voting.

No dividends may be paid to the holders of the LQ Properties class B common stock prior to 2005. Commencing in 2005, LQ Properties may begin paying dividends on its class B common stock of up to $0.10 per share per annum, when, as and if declared by the board of directors of LQ Properties. There is no requirement to pay dividends on LQ Properties class B common stock at any time. The class B common stock will, however, have a preference in relation to the class A common stock, which means that, commencing in 2005, no dividends may be paid on the class A common stock in a calendar quarter until the dividend on the class B common stock has been declared and paid for that quarter. The class A common stock is presently held entirely by LQ Corporation. Dividends paid on LQ Properties class B common stock are limited to a maximum of $0.10 per annum and unpaid dividends on LQ Properties' class B common stock do not accumulate from year to year.

Our certificates of incorporation generally prohibit ownership, directly, indirectly or beneficially, by any single shareholder of more than 9.9% of our equity stock. We refer to this limitation as the "ownership limit." Our boards of directors may waive or modify the ownership limit with respect to one or more persons if they are satisfied that ownership in excess of this limit would not jeopardize LQ Properties' status as a REIT for federal income tax purposes. Shares owned in violation of the ownership limit will be treated as "excess stock" and will be subject to loss of rights to distributions and voting and other penalties.

LQ Properties may redeem the class B common stock for par value provided that (1) the class B common stock being called for redemption is paired with the common stock of LQ Corporation at the time of such redemption, (2) other than any unpaired shares held by LQ Corporation, no additional shares of class B common stock are outstanding and unpaired and (3) LQ Corporation and/or any subsidiary of LQ Corporation are the only holders of class A common stock. Although in form such redemption price is nominal, the redemption mechanic is designed to cause the holders of the class B common stock to transfer such stock to LQ Corporation as a capital contribution, with a corresponding increase in the value of their existing common stock of LQ Corporation.

The 805,000 authorized shares of LQ Properties Series A Preferred Stock, of which 800,000 and 700,000 were issued and outstanding at December 31, 2004 and 2003, respectively, are entitled to quarterly dividends at the rate of 9% per annum of the

$250 per share liquidation preference. Although LQ Properties has paid all dividends due on the Series A Preferred Stock, any unpaid dividends will accumulate and increase the liquidation value of the Series A Preferred Stock. During each of the years ended December 31, 2004, 2003 and 2002, LQ Properties paid dividends to holders of its Series A Preferred Stock of $18.0 million, $15.8 million and $15.8 million, respectively. The Series A Preferred Stock may be redeemed for cash at the option of LQ Properties, in whole or in part, at a redemption price of $250 per share, plus accrued and unpaid dividends, if any, to the redemption date. LQ Properties had 8.0 million depositary shares issued and outstanding (the "Series A Depositary Shares") at December 31, 2004. Each Series A Depositary Share represents one-tenth of a share of Series A Preferred Stock. The Series A Depositary Shares are listed and traded on the NYSE.

During 1999, LQ Properties issued 1,000 shares of 9% Series B Cumulative Redeemable Convertible Preferred Stock (the "Series B Preferred Stock"), par value $0.10 per share. The Series B Preferred Stock was entitled to quarterly dividends at the rate of 9% per annum of the $25,000 per share liquidation preference. During each of the years ended December 31, 2003 and 2002, LQ Properties paid dividends of approximately $2.2 million to the holder of its Series B Preferred Stock. On January 23, 2004, LQ Properties exchanged the 1,000 shares of LQ Properties Series B Preferred Stock, which represented all of the outstanding Series B Preferred Stock, for 1,000,000 Series A Depositary Shares, which represent 100,000 shares of the Series A Preferred Stock. On May 12, 2004, LQ Properties cancelled the 1,000 authorized shares of its Series B Preferred Stock.

Because the LQ Properties preferred stock is not mandatorily redeemable, it is classified as Shareholders' Equity on the LQ Properties balance sheets. However, the LQ Properties preferred stock is presented as a minority interest on the LQ Corporation consolidated balance sheets. Therefore, the redemption value of these preferred stock securities, $200 million at December 31, 2004 and 2003, and the related preferred stock dividends, $18.0 million for each of the years ended December 31, 2004, 2003 and 2002, have been presented as minority interests in the accompanying consolidated financial statements of LQ Corporation.

During the years ended December 31, 2004, 2003 and 2002, LQ Properties paid dividends of approximately $225 million, $30.0 million and $60.5 million, respectively, to the sole holder of its class A common stock, LQ Corporation. In addition, its consolidated subsidiary, La Quinta Worldwide, LLC ("LQ Worldwide"), made periodic proportional distributions totaling approximately $3.6 million, $4.9 million and $4.0 million to LQ Corporation, which holds a 40.6% interest in LQ Worldwide, during the years ended December 31, 2004, 2003 and 2002, respectively.

We did not repurchase any equity securities under our share repurchase program during the year ended December 31, 2004. During the years ended December 31, 2003 and 2002, La Quinta repurchased approximately 0.3 million and 1.6 million paired common shares at an average price of $3.85 and $4.95 per paired common share, respectively. During each of the years ended December 31, 2004 and 2003, we purchased approximately 0.1 million restricted paired common shares from employees related to vesting of restricted paired common shares granted under our stock option plan in connection with satisfying tax withholding obligations of non-executive employees and unvested paired common shares of resigning employees at an average price of $5.07 and $5.34 per paired common share, respectively.

On July 15, 2002, our shelf registration statement on file with the SEC became effective. Under the shelf registration statement, either or both of LQ Corporation and LQ Properties may offer, from time to time, in one or more offerings, the following securities:

- debt securities, which may be senior or subordinated;
- shares of common stock;
- shares of preferred stock;
- depositary shares; and
- warrants exercisable for debt securities, common stock or preferred stock.

On November 24, 2003, we issued 34.5 million paired common shares for net proceeds of $184.3 million under this shelf registration statement.

The following classes of capital stock are authorized for which no shares were issued or outstanding at December 31, 2004 and 2003: LQ Corporation preferred stock $0.10 par value, 6 million shares authorized; LQ Corporation excess stock $0.10 par value, 25 million shares authorized; and LQ Properties excess stock $0.10 par value, 25 million shares authorized.

11. Fair Value of Financial Instruments

Fair value estimates are subjective in nature and are dependent upon a number of significant assumptions associated with each financial instrument or group of financial instruments. Because of a variety of permitted calculations and assumptions regarding estimates of future cash flows, risks, discount rates and relevant comparable market information, reasonable comparisons of the companies' fair value information with other companies cannot necessarily be made nor do they necessarily indicate the amounts that could be realized in current market exchanges.

The following methods and assumptions were used for real estate mortgages, other notes receivable, held-to-maturity investments in certain securities and long term indebtedness to estimate the fair value of financial instruments for which it is practicable to estimate value.

The fair value of real estate mortgages has been estimated by discounting future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of the companies' real estate mortgages amounted to approximately $26.4 million as of December 31, 2004 and 2003. The carrying value of the mortgages was $26.2 million as of December 31, 2004 and 2003.

The fair value of other notes receivable has been estimated by discounting future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of the companies' other notes receivable amounted to approximately $0.2 and $34.0 million as of December 31, 2004 and 2003, respectively. The carrying value of the notes was $0.2 and $32.4 million as of December 31, 2004 and 2003, respectively.

At December 31, 2003, the fair value of our held-to-maturity investment in the Securities was $124.9 million while the carrying value of the investment was $122.2 million. The fair value of our held-to-maturity investment in the Securities was estimated based on market quotes obtained from brokers.

Market quotes obtained from brokers were used to estimate the fair value of the companies' existing debt. The fair value of the companies' indebtedness, including the call option premium on the 7.114% Note of $26.5 million as of December 31, 2003, amounted to approximately $992.8 million and $967.4 million as of December 31, 2004 and 2003, respectively. The carrying value of the debt was $925.6 million and $895.2 million as of December 31, 2004 and 2003, respectively.

12. Indebtedness

Indebtedness at December 31, 2004 and 2003 was as follows:

	December 31,	
(In millions)	**2004**	2003
Long-Term Debt:		
Principal payments aggregating $41 due from September 2005 to September 2015, bearing interest at rates between 7.51% and 8.625%	**$ 40.5**	$ 40.5
Principal payments aggregating $19.5 due in March 2004, bearing interest at 7.25%	**—**	19.6
Principal payments aggregating $100 due in September 2005, bearing interest at 7.40%	**100.0**	100.0
Principal payments aggregating $50 due in February 2007, bearing interest at 7.27%	**50.0**	50.0
Principal payments aggregating $160 due in August 2007, bearing interest at 7%	**160.0**	160.0
Principal payments aggregating $50 due in April 2008, bearing interest at 7.33%	**50.0**	50.0
Principal payments aggregating $325 due in March 2011, bearing interest at 8.875%	**325.0**	325.0
Principal payments aggregating $150 due in August 2011 (redeemable in August 2004 at the option of the note holder), bearing interest at 7.114%	**—**	150.0
Principal payments aggregating $0.1 due in September 2026, bearing interest at 7.82%	**0.1**	0.1
Principal payments aggregating $200 due in August 2012, bearing interest at 7%	**200.0**	—
Total indebtedness	**925.6**	895.2
Less current portion	**116.0**	169.6
Long term debt	**$809.6**	$725.6

The aggregate maturities of notes payable at December 31, 2004 are as follows:

(In millions)

Year	Debt
2005	$116.0
2006	20.0
2007	210.0
2008	50.0
2009	—
2010 and thereafter	529.6
Total debt	$925.6

The notes payable are presented gross of unamortized debt issuance costs of $14.1 million and $11.9 million at December 31, 2004 and 2003, respectively. Debt issuance costs are amortized on a straight-line basis (which approximates the effective interest method). Amortization expense amounted to $2.4 million, $2.7 million and $6.8 million for the years ended December 31, 2004, 2003 and 2002, respectively, and is reflected in interest expense.

Notes Payable

During the year ended December 31, 2004, we repaid $169.5 million in principal on notes payable scheduled to mature (or that were redeemable at the option of the holder) on March 15, 2004 and August 15, 2004. During the year ended December 31, 2003, we repaid approximately $150.8 million in principal on notes payable scheduled to mature (or that were redeemable at the option of the holders) on September 10, 2003, September 26, 2003, and March 15, 2004.

On August 16, 2004, LQ Properties exercised its option to repurchase the $150 million 7.114% Note included in notes payable at December 31, 2003. The Securities, which had pass-through characteristics, represented beneficial interests in the Trust that held the 7.114% Note. The Trust was established as part of a 1997 financing to hold the 7.114% Note. (See Note 1—Investments in Securities.) LQ Properties was both the owner of the Securities issued by the Trust as well as the issuer of the 7.114% Note held by the Trust. A third party (the "Call Holder") exercised its option to purchase the 7.114% Note at 100% of its principal amount on August 16, 2004 (the "Call Option"), which would have permitted the Call Holder to subsequently remarket the 7.114% Note at an increased interest rate. In response, on August 16, 2004, we repurchased the 7.114% Note from the Call Holder for $171.4 million and retired the 7.114% Note, in lieu of having the 7.114% Note remarketed and the interest rate reset. The repurchase price was equal to the sum of the present values of the remaining principal and interest payments, as determined in accordance with the documents governing the obligations of LQ Properties with respect to the 7.114% Note, discounted at the rate of U.S. Treasury securities having maturities similar to the remaining term of the 7.114% Note, plus accrued and unpaid interest. As of August 16, 2004 and December 31, 2003, LQ Properties owned $122.2 million of the Securities issued by the Trust. Accordingly, LQ Properties received a $122.2 million contemporaneous distribution from the Trust. LQ Properties recorded an expense of $21.4 million for retirement of the 7.114% Note.

On August 19, 2004, LQ Properties issued $200 million of senior notes bearing a coupon rate of 7% and having a maturity of August 15, 2012, which LQ Corporation guaranteed. During 2003, LQ Properties issued $325 million of senior notes bearing a coupon rate of 8.875% and having a maturity of March 15, 2011, which LQ Corporation also guaranteed. These senior notes are subject to, among other types of covenants, certain restrictive financial incurrence covenants, such as limitations on the incurrence of indebtedness (pro forma fixed charge coverage ratio must exceed 2.0 times, excluding certain adjustments, in order to incur additional debt) and restricted payments (generally limited to 95% of funds from operations as defined in the indentures pursuant to which the notes were issued). In addition to the financial covenants, the indentures also include, among other limitations, limitations on asset sales, issuances of certain capital stock, sale and leaseback transactions and affiliate transactions.

Bank Notes Payable

In November 2003, we refinanced our previous credit agreement with a bank group to provide a $150 million revolving line of credit (the "2003 Credit Facility"). The 2003 Credit Facility, which matures in April 2007, is secured by a pledge of stock of our subsidiaries, intercompany debt evidenced by promissory notes and our mortgage notes receivables. The 2003 Credit Facility is not subject to a lockbox arrangement, but does contain a subjective acceleration clause contingent upon a material adverse effect. LQ Properties is the borrower under the facility and LQ Corporation is the guarantor.

In connection with the Acquisition, in July 2004 we amended the 2003 Credit Facility to:

- permit the Acquisition;
- increase the permitted incremental term loan facility allowed under the 2003 Credit Facility from $150 million to $200 million;
- permit LQ Properties to issue up to $200 million of additional senior unsecured notes;
- increase permitted capital expenditures; and
- modify or waive certain other provisions of the 2003 Credit Facility.

Approximately $130 million (net of $20 million in outstanding letters of credit) was available under the 2003 Credit Facility at December 31, 2004. Borrowings under the 2003 Credit Facility currently bear interest at the London Interbank Offered Rate ("LIBOR") plus 2.25%. Commitment fees are based on 0.5% per annum of the unused balance for any period where utilization is less than 50% and 0.375% per annum if utilization is greater than 50%. During the years ended December 31, 2004, 2003, and 2002, commitment fee expense was approximately $0.8 million, $0.9 million, and $1.5 million, respectively. During the year ended December 31, 2004, there were no borrowings under the 2003 Credit Facility other than the letters of credit.

The 2003 Credit Facility, as amended, contains several restrictive financial covenants (as defined in the credit agreement), which include the following:

- maximum net debt to EBITDA (total leverage) ratio of 5.2 times at the end of the first quarter of 2005, 5.1 times at the end of the second quarter of 2005, 5.0 times at the end of the third and fourth quarters of 2005, and thereafter decreasing to 4.5 times by 2007;
- minimum interest coverage ratio of 2.2 times in 2005, increasing to 2.4 times by 2007;
- minimum fixed charge coverage ratio of 1.45 times in 2005, increasing to 1.55 times by 2007; and
- minimum consolidated tangible net worth of $700 million.

In addition to the financial covenants, the 2003 Credit Facility also includes limitations on capital expenditures, asset sales, secured debt, certain investments, common stock dividends, and debt and share repurchases. Under these limitations, during 2005 aggregate dividends and share repurchases may not exceed (1) $80 million, provided that the net debt to EBITDA ratio is below 4.5 times after giving effect to any dividend payment or share repurchase, or (2) $60 million otherwise. We were in compliance with the covenants contained in the 2003 Credit Facility at December 31, 2004.

13. OTHER EXPENSE (INCOME)

For the years ended December 31, 2004, 2003 and 2002, other expense (income) consisted of the following:

	For the year ended December 31,		
(In millions)	**2004**	2003	2002
Reorganization:			
Employee severance and related employment costs	**$ —**	$ —	$ 0.9
Reimbursement of costs related to settlement of litigation and other	**(0.9)**	—	(1.7)
Adjustments to accrued liabilities	**(0.7)**	(0.5)	(0.6)
Reorganization and related expense (income)	**(1.6)**	(0.5)	(1.4)
Other:			
Provision for loss on interest and other receivables	**—**	—	1.9
Gain on sale of assets and related costs	**(0.2)**	(1.3)	(10.3)
Gain on early repayment of note receivable	**(2.1)**	—	—
Gain on settlement	**—**	—	(5.4)
Acquisition, retirement plan and other	**4.8**	3.6	(0.5)
Other	**2.5**	2.3	(14.3)
Total other expense (income)	**$ 0.9**	$ 1.8	$(15.7)

Changes in accrued reorganization costs were as follows:

(In millions)	Severance and Employment Costs	Other	Total
December 31, 2001	$ 18.0	$ 3.3	$ 21.3
(Income) expense recorded	(0.1)	1.0	0.9
Payments	(16.5)	(1.8)	(18.3)
Accrual adjustments	(0.2)	(0.4)	(0.6)
December 31, 2002	1.2	2.1	3.3
Payments	(0.8)	(0.3)	(1.1)
Accrual adjustments	—	(0.5)	(0.5)
December 31, 2003	0.4	1.3	1.7
Payments	(0.3)	(0.3)	(0.6)
Accrual adjustments	0.2	(0.9)	(0.7)
December 31, 2004	**$ 0.3**	**$ 0.1**	**$ 0.4**

14. Third Party Lease Commitments

LQ Properties leases properties it owns to third parties, which are primarily operated as restaurants. These leases are accounted for as operating leases and expire over a period from 2005 to 2019 and provide for minimum rent and contingent rent based on a percentage of annual sales in excess of stipulated amounts.

LQ Properties' future minimum rents at December 31, 2004, to be received under non-cancelable operating leases, are as follows:

(In millions) Year ending December 31,	Non-Cancelable Operating Leases
2005	$ 6.0
2006	4.9
2007	3.9
2008	2.9
2009	2.1
Thereafter	4.6
Total	$24.4

Total LQ Properties' rental income for the years ended December 31, 2004, 2003 and 2002 was approximately $6.0 million, $5.9 million and $6.1 million, respectively, of which approximately $0.8 million, $0.7 million and $0.9 million, respectively, was contingent rent. Rental income is reported as a component of other revenue in the consolidated statements of operations.

LQ Properties is committed to third parties for certain ground lease arrangements that contain contingent rent provisions based upon revenues and also certain renewal options at fair market value at the conclusion of the initial lease terms. The leases extend for varying periods through 2054. Future minimum rental payments required under operating ground leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

(In millions) Year ending December 31,	Operating Ground Leases
2005	$ 0.9
2006	0.9
2007	1.1
2008	0.7
2009	0.6
Thereafter	16.2
Total	$20.4

Total rent for ground leases was approximately $1.2 million, $1.1 million and $1.2 million, respectively, of which approximately $0.1 million was contingent rent, for the years ended December 31, 2004, 2003 and 2002. Ground lease expense for the year ended December 31, 2004 includes approximately $0.2 million for a hotel that is in the final stages of condemnation. Upon final condemnation settlement, the lease will be cancelled; therefore, expenses of approximately $0.2 million per year for 2005 through 2027 totaling $5.0 million have been excluded from the future minimum rental payments.

LQ Corporation leases certain non-hotel real estate and equipment for corporate operations under various lease agreements. The leases extend for varying periods through 2010 and generally are for a fixed monthly amount. LQ Corporation's future minimum rents at December 31, 2004, payable under non-hotel non-cancelable operating leases, are as follows:

(In millions) Year ending December 31,	Non-Hotel Operating Leases
2005	$ 2.3
2006	2.3
2007	2.3
2008	2.3
2009	1.7
Thereafter	—
Total	$10.9

Total rent expense for non-hotel operating leases was approximately $2.6 million, $3.0 million and $2.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

15. Commitments and Contingencies

In January 2002, KSL Desert Resorts, Inc. filed a legal action in the United States District Court for the Central District of California against LQ Corporation, et al. (No. CV-02-007 RT (SGLx)). Since the filing of the suit (the "CNL Litigation"), the plaintiff has been acquired and is now named, after statutory conversion, CNL Desert Resort LP. The plaintiff, which uses the name "La Quinta Resort & Club" for a destination resort and country club located in La Quinta, California, claimed that LQ Corporation infringed its alleged trademark rights, among other allegations, notwithstanding our "incontestable" federal trademark registrations of the mark "La Quinta" and other marks including the mark "La Quinta" for hotel and motel services. A settlement agreement with respect to the CNL Litigation was signed on January 13, 2005. The settlement agreement (1) does not limit LQ Corporation's use of the name "La Quinta" for hotel and motel services, except within a thirty-seven (37) mile radius within the Coachella Valley in California; (2) allows the plaintiff to open and operate a maximum of three additional resorts, meeting certain criteria specified in the agreement, using the names "La Quinta Resort," "La Quinta Resort & Spa" or "La Quinta Spa" anywhere in the world; (3) generally prohibits plaintiff from otherwise using the "La Quinta" name outside the Coachella Valley in connection with facilities offering hotel, motel or resort services; (4) does not require either party to make any monetary payments or incur any liability; and (5) provides for a mutual release of all claims in the CNL Litigation.

We are party to certain claims involving healthcare facilities formerly owned by LQ Properties that were leased to and operated by third party operators. Although we required our third party operators to maintain insurance coverage insuring LQ Properties' interests in the facilities as well as their own, this insurance coverage may not be adequate to fully protect us. We have been notified that one of the companies providing such insurance coverage, Reliance Insurance Company, was ordered into liquidation in October 2001. Although we cannot predict what effect the liquidation of Reliance Insurance Company will have on pending claims, we do not consider our ultimate liability with respect to any one of these claims or lawsuits, as well as any other uninsured claim or lawsuit involving healthcare facilities formerly owned by LQ Properties that were leased to and operated by third-party operators, to be material in relation to our consolidated financial position or operations.

We are party to certain insurance policy contracts for workers' compensation, commercial general liability and automobile liability exposures inclusive of the period June 1990 through May 2003. The financial strength ratings for the insurance carrier underwriting these insurance programs have been significantly downgraded by various industry rating agencies. The carrier subsequently ceased all underwritings and submitted to voluntary oversight by the Illinois Insurance Commission and filed a formal runoff plan with the Commissioner. The carrier continues to operate under this runoff plan and pay claims filed under these insurance programs. We cannot predict the success or failure of this plan nor can we predict the ability of the insurance carrier to pay pending claims; however, we believe that any failure by the insurance carrier to pay our pending claims will not have a material adverse impact on our consolidated financial position or operations.

In addition, we are party to a number of other claims and lawsuits arising out of the normal course of business relating to our lodging operations. We regularly evaluate our ultimate liability and attendant costs with respect to these claims and lawsuits. We do not consider our ultimate liability with respect to any single claim or lawsuit to be material in relation to our consolidated financial position or operations.

Under certain franchise agreements or joint venture agreements, we have committed to provide certain incentive payments, loans, reimbursements, rebates and other payments to help defray the cost of construction, marketing and other costs associated with opening and operating a La Quinta hotel. Our obligation to fund these commitments is contingent upon certain conditions set forth in the respective franchise or joint venture agreements. As of December 31, 2004, we had approximately $9.9 million in outstanding commitments of financial assistance to various franchisees, of which approximately $6.1 million has been funded and approximately $2.5 million has been repaid by franchisees or amortized. The unamortized balance of amounts funded on incentive payments is included in other non-current assets. These agreements generally require that, in the event that the franchise relationship is terminated, the franchisee either repay the outstanding loan balance or unamortized portion of the incentive payment, or transfer to us any equipment, computer or other property purchased by the franchisee with the incentive payment.

At December 31, 2004, we had purchase commitments related to certain continuing redevelopment and renovation projects of approximately $1.9 million, as well as technology, marketing and other services of approximately $90.4 million, of which $35.5 million pertain to 2005.

We have provided a letter of credit, which guarantees the payment of certain industrial revenue bonds aggregating approximately $4.5 million that are the obligation of an unrelated third party. During 2004, we continued to provide this standby letter of credit under our 2003 Credit Facility for the benefit of the trustee of the bonds in the amount of $4.7 million (consisting of $4.5 million of principal and $0.2 million of interest). As part of the agreement to provide the letter of credit, the unrelated third party has provided La Quinta with collateral consisting of all property and equipment of the related healthcare facility, currently estimated to have a fair value of approximately $0.5 million. Due to concern that the unrelated third party will not be able to meet its obligations as they become due and stay in operation, there is a probability that La Quinta will be required to perform under the obligation. At December 31, 2004, La Quinta is carrying a liability of approximately $4.2 million in connection with the obligation.

16. Stock Based Employee Compensation

Stock Option and Incentive Plan

On December 20, 2001, our shareholders approved the La Quinta Corporation 2002 Stock Option and Incentive Plan (the "2002 Stock Option Plan"). The 2002 Stock Option Plan authorized LQ Corporation and LQ Properties to issue, pursuant to various types of stock incentive awards, a maximum amount of 6.90 million paired shares (the "Available Shares"). No more than 25% of the Available Shares may be used for grants in the form of awards other than options. The number of paired shares reserved for issuance under the 2002 Stock Option Plan is subject to adjustment for stock splits, stock dividends and similar events.

The 2002 Stock Option Plan replaced the La Quinta Properties, Inc. Amended and Restated 1995 Share Award Plan (the "La Quinta Properties 1995 Plan") and the La Quinta Corporation Amended and Restated 1995 Share Award Plan (the "La Quinta Corporation 1995 Plan") (collectively the "1995 Plans"), although it will not affect any awards previously granted under either of the 1995 Plans and forfeited shares from the 1995 Plans are available for reissue under the 2002 Stock Option Plan. As of December 31, 2004, 5.92 million options and 1.91 million restricted shares were outstanding under the 2002 Stock Option Plan; 2.17 million options and no restricted shares were outstanding under the La Quinta Properties 1995 Plan; and 2.30 million options and no restricted shares were outstanding under the La Quinta Corporation 1995 Plan. At December 31, 2004, there were approximately 0.49 million paired shares available for future grant of stock incentive awards under the 2002 Stock Option Plan.

Eligibility under the 2002 Stock Option Plan is limited to full or part-time officers, other employees, independent directors and key persons (including consultants and prospective employees) of the companies and their subsidiaries, as determined from time to time by the Compensation Committee of the boards of directors of La Quinta (the "Committee") at its sole discretion. In the event of "mergers and other transactions," as defined by the 2002 Stock Option Plan, all outstanding options granted under the plan shall terminate, with the grantee having the right to exercise all outstanding options held by the grantee within a specified period of time prior to the consummation of the "sale event," as defined by the 2002 Stock Option Plan. In the event of a "change of control," as defined by the 2002 Stock Option Plan, (1) each option shall become fully vested, (2) all shares of restricted stock and all deferred stock awards shall immediately vest free of restrictions, and (3) each performance share award shall become payable to the grantee.

Stock options granted under the 2002 Stock Option Plan may be either incentive stock options or non-qualified stock options. Incentive stock options may be granted only to employees of the companies or any of their subsidiaries or their respective consultants. To the extent that any option does not qualify as an incentive stock option, it shall be deemed a non-qualified stock option. The exercise price per paired share for each stock option grant shall not be less than 100% of the fair market value on the date of grant. The term of each stock option shall be fixed by the Committee, but no stock option shall be exercisable more than ten years after its grant date. Options granted under the 2002 Stock Option Plan vest according to a schedule determined by the Committee. The Committee has discretion to accelerate the exercise date of all or any portion of any stock option grant. Options outstanding at December 31, 2004 expire in 2008 through 2014.

Restricted Stock Performance Awards

Restricted stock performance awards have been granted under the plans. The shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Subject to continued employment, vesting generally occurs after three to four years from the date of grant upon the passage of time, or as the Committee may determine.

A summary of the companies' restricted stock activity and related information follows:

	For the year ended December 31,					
	2004		2003		2002	
	Shares (000's)	**Weighted-Average Grant Date Fair Value Per Share**	Shares (000's)	Weighted-Average Grant Date Fair Value Per Share	Shares (000's)	Weighted-Average Grant Date Fair Value Per Share
Outstanding at beginning of year	**1,833**	**$4.27**	1,435	$3.43	1,664	$2.97
Granted	**502**	**8.02**	1,385	3.98	400	5.21
Vested	**(360)**	**5.22**	(873)	2.57	(468)	5.76
Forfeited/cancelled	**(70)**	**5.89**	(114)	3.27	(161)	3.84
Outstanding at end of year	**1,905**	**$4.93**	1,833	$4.27	1,435	$3.43

For the years ended December 31, 2004, 2003 and 2002, amortization of unearned restricted stock compensation was $2.2 million, $2.2 million and $2.6 million, respectively. The unamortized portion is included in unearned compensation. The number of forfeited shares includes shares repurchased by LQ Corporation from the participants to satisfy their outstanding tax liabilities created upon vesting (see Note 10—Shareholders' Equity).

Stock Option Awards

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002: dividend yield of 0.0% and expected volatility factor of the expected market price of our common stock of 46%, 54%, and 57%, respectively. Other assumptions used in the Black-Scholes analysis include risk-free interest rates of 2.9%, 2.5% and 2.9% in 2004, 2003 and 2002, respectively, and an expected life of four years for each grant.

A summary of the companies' stock option activity and related information follows:

	For the year ended December 31,					
	2004		2003		2002	
	Shares (000's)	**Weighted-Average Exercise Price Per Share**	Shares (000's)	Weighted-Average Exercise Price Per Share	Shares (000's)	Weighted-Average Exercise Price Per Share
Outstanding at beginning of year	**12,988**	**$4.76**	9,494	$ 6.57	8,921	$7.01
Granted	**163**	**6.96**	4,619	4.15	1,827	4.94
Exercised	**(2,506)**	**3.80**	(167)	3.65	(427)	2.30
Forfeited	**(256)**	**5.74**	(958)	19.96	(827)	7.86
Outstanding at end of year	**10,389**	**$5.00**	12,988	$ 4.76	9,494	$6.57
Options exercisable at year end	**5,784**		5,583		4,326	
Weighted-average fair value of options granted during the year		**$3.10**		$ 1.93		$2.41

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
	Number Outstanding (000's)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable (000's)	Weighted-Average Exercise Price
Range of exercise prices:					
$ 0.00–$ 3.65	901	5.7	$ 3.22	880	$ 3.22
$ 3.65–$ 7.29	9,037	7.3	4.90	4,506	5.43
$ 7.29–$10.94	224	7.9	7.63	171	7.63
$10.94–$16.06	227	3.9	13.44	227	13.44
	10,389	7.1	$ 5.00	5,784	$ 5.47

Employee Stock Purchase Plan

In 2002, LQ Corporation initiated an Employee Stock Purchase Plan (the "ESPP") that qualifies under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), for all eligible employees. Employees are eligible if they are, on the first day of the offering period, (1) full-time employees of LQ Corporation or a designated subsidiary as defined by the ESPP, or (2) part-time employees working more than 20 hours per week for more than five months per year, and (3) have been employed for at least 30 consecutive days. Under the ESPP, shares of the companies' common stock may be purchased at 85% of the market value, as defined by the ESPP. Employees may purchase paired shares having a value not to exceed 10% of their annual gross compensation or $25,000, whichever is lower. The first offering under the ESPP occurred on March 1, 2002 and ended on February 28, 2003. During each of the years ended December 31, 2004 and 2003, approximately 0.2 million shares were purchased under the ESPP. There were no shares purchased under the ESPP during 2002. At December 31, 2004, approximately 131,000 shares were reserved for future issuance under the ESPP. On February 18, 2005, our board of directors approved termination of the ESPP, effective immediately after the close of the offering period ending February 28, 2005, issuance of the 2004–2005 plan year awards thereunder and winding up of administrative duties under the ESPP.

17. Pension Plan, Retirement and Other Benefits

The companies have savings plans that qualify under Section 401(k) of the Code under which eligible employees are entitled to participate up to a specified annual maximum contribution level. The companies match a portion of such contributions that amounted to approximately $1.1 million, $1.0 million and $1.0 million for the years ended December 31, 2004, 2003 and 2002, respectively.

On November 1, 2001, the companies entered into a Supplemental Executive Retirement Plan agreement ("SERP Plan") with our current Chairman and Chief Executive Officer for a retirement benefit of $8.6 million upon retirement, as defined in the agreement. The companies funded $1.5 million of the obligation during each of the years ended December 31, 2004, 2003 and 2002 into a Rabbi Trust, which is presented in other non-current assets. The companies recorded liabilities under the agreement of approximately $5.1 million and $3.5 million at December 31, 2004 and 2003, respectively, which are presented in other non-current liabilities. Expenses totaling approximately $1.6 million were recorded during each of the years ended December 31, 2004, 2003 and 2002. Unrealized gains, net of tax associated with investment income from the Rabbi Trust of approximately $0.2 million, $0.2 million and $0.1 million, are included in comprehensive income during the years ended December 31, 2004, 2003 and 2002, respectively. No benefit payments occurred during any of the years ended December 31, 2004, 2003 and 2002.

La Quinta currently carries a liability of approximately $3.1 million related to deferred compensation agreements with certain former employees of predecessor companies. Expenses totaling approximately $0.4 million and $1.5 million were recorded during the years ended December 31, 2004 and 2003, respectively. No expenses were recorded in 2002. Benefit payments were approximately $0.6 million for each of the years ended December 31, 2004, 2003 and 2002.

During 1995, LQ Properties entered into a Split-Dollar Life Insurance Agreement with a trust established by a former Chairman and Chief Executive Officer, pursuant to which LQ Properties agreed to advance policy premiums on life insurance policies paying a death benefit to the trust. The cash surrender value of the life insurance policies was included in other assets. As of December 31, 2002, LQ Properties had taken loans of $14.0 million against the cash surrender value of the policies, which were included in other non-current liabilities. During 2003, LQ Properties surrendered the Split-Dollar Life Insurance Policies and extinguished all assets and liabilities related to the policies. Proceeds from the settlement were used to repay the loans taken against the cash surrender value of the policies and a gain on the settlement of approximately $1.7 million was recorded.

Projected benefit payments related to the SERP Plan and the deferred compensation agreements are as follows (in millions):

2005	$ 0.6
2006	0.6
2007	9.2
2008	0.5
2009	0.5
Years 2010–2023	1.1
Total	$12.5

LQ Properties entered into the Retirement Plan during 1969. On October 23, 2000, the boards of directors approved the termination of the Retirement Plan effective December 31, 2000. During the years ended December 31, 2004, 2003 and 2002, we recorded approximately $0.7 million of expense, $2.9 million of expense, and $0.3 million of income, respectively, related to adjustments to the liability associated with the Retirement Plan.

Subsequent to the termination of the Retirement Plan, the companies accounted for the plan assets on a liquidation basis. The companies recorded amounts, net of federal income tax, in other comprehensive income arising from changes in the minimum pension liability of approximately $1.1 million income and $0.2 million loss, for the years ended December 31, 2003 and 2002, respectively. During 2004, the companies made contributions to the Retirement Plan of approximately $4.8 million prior to the final distribution of its assets to the participants based on actuarial estimates at the time of distribution. We began distributing the Retirement Plan assets in August 2003 and distributed the remaining Retirement Plan assets during 2004. Approximately $1.2 million was transferred to the Pension Benefit Guaranty Corporation on behalf of the participants.

The following table provides details of the terminated Retirement Plan at December 31, 2004 and 2003:

(In millions)	December 31, 2004	December 31, 2003
Change in Benefit Obligation:		
Benefit obligation at beginning of year	**$ 4.3**	$ 19.2
Interest cost	**—**	0.9
Actuarial loss	**0.5**	0.4
Benefits paid	**—**	(0.1)
Settlements	**(4.8)**	(16.1)
Benefit obligation at end of year	**$ —**	$ 4.3
Change in Plan Assets:		
Fair value of plan assets at beginning of year	**$ 0.5**	$ 16.8
Actual return on plan assets	**(0.5)**	(0.1)
Employer contribution	**4.8**	—
Benefits paid	**—**	(0.1)
Settlements	**(4.8)**	(16.1)
Fair value of plan assets at end of year	**$ —**	$ 0.5
Reconciliation:		
Funded status	**$ —**	$ (3.9)
Unrecognized actuarial loss	**—**	—
Net amount recognized	**$ —**	$ (3.9)
Amounts Recognized in the Consolidated Balance Sheets consist of:		
Accrued benefit liability	**$ —**	$ (3.9)
Accumulated other comprehensive income	**—**	—
Net amount recognized	**$ —**	$ (3.9)
Weighted-Average Assumptions:		
Discount rate as of end of year	**N/A**	5.12%
Rate of compensation increase as of end of year		
Management employees	**N/A**	N/A
Non-management employees	**N/A**	N/A

The following table represents the components of net periodic pension cost:

(In millions)	2004	2003	2002
	December 31,		
Components of Net Periodic Benefit Cost:			
Interest cost	$ —	$ 0.9	$ 1.1
Expected return on plan assets	—	(0.3)	(0.4)
Net periodic benefit cost	—	0.6	0.7
Net settlement loss	**1.0**	2.6	—
Net periodic pension cost	**$1.0**	$ 3.2	$ 0.7
Weighted-Average Assumptions:			
Discount rate as of end of year	**5.0%**	5.0%	6.0%
Expected rate of return on plan assets for the year	—	2.0%	2.0%
Rate of compensation increase as of end of year			
Management employees	**N/A**	N/A	N/A
Non-management employees	**N/A**	N/A	N/A

18. Income Taxes

LQ Corporation is a C-corporation for U.S. federal income tax purposes and, as such, pays taxes on its taxable income as determined under the Code. The taxable income or loss of LQ Properties is not included in the income tax return of LQ Corporation except to the extent that LQ Properties pays taxable dividends with respect to its class A common shares held by LQ Corporation. Therefore, any separate company annual tax liability of LQ Corporation is based on its current taxable income (including any taxable dividends received from LQ Properties), reduced by any net operating loss ("NOL") carryforwards available to offset taxable income. During 2004, 2003 and 2002, LQ Corporation reported (or will report) a loss for federal income tax purposes. In addition, LQ Corporation has substantial NOL carryforwards from years before 2002 available to offset future taxable income.

LQ Properties has elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes and believes it has met all the requirements for qualification. Accordingly, LQ Properties generally will not be taxed on that portion of its REIT taxable income that it distributes to its shareholders (including holders of its class A preferred shares and class B common shares), provided that it continues to comply with the requirements of the Code and regulations thereunder. These include a provision that LQ Properties must generally distribute at least 90% of its REIT taxable income (excluding net capital gains) as dividends eligible for the dividends paid deduction. LQ Properties may use its NOL carryforwards to reduce amounts otherwise required to be distributed to shareholders. LQ Properties currently intends to continue to manage its investments, including the sale or disposition of property or other investments, and to operate (on its own and through its business relationships with LQ Corporation) in a manner consistent with the requirements for continued REIT qualification. For that reason, LQ Properties utilizes subsidiaries taxable as C corporations ("taxable REIT subsidiaries") to hold certain assets that could otherwise adversely affect its status as a REIT.

Distributions by LQ Properties to preferred shareholders made during 2004 have been characterized for tax purposes as approximately 82% ordinary income and 18% return of capital. Distributions by LQ Properties to preferred shareholders during 2003 have been characterized as ordinary income. LQ Properties recognized a current period NOL for the year ended December 31, 2002 and, accordingly, was not required to make any taxable distributions for that year. Distributions to preferred shareholders during 2002 were characterized as a return of capital.

For financial reporting purposes the consolidated income tax expense or benefit is based on consolidated reported financial accounting income or loss before minority interest, income taxes, discontinued operations and cumulative effect of change in accounting principle. Deferred income tax assets and liabilities reflect the temporary differences between consolidated assets and liabilities recognized for financial reporting and the analogous consolidated amounts recognized for tax purposes using the tax rates in effect for the year in which the differences are expected to reverse. The separate financial statements for LQ Properties reflect only a tax provision and related balance sheet accounts recorded for its taxable REIT subsidiaries and taxes payable with respect to recognized built-in gains.

As of December 31, 2004, our total federal NOL carryforwards were approximately $486.3 million, of which approximately $178.3 million is available only to LQ Properties and its taxable REIT subsidiaries. NOL carryforwards expire 20 years after the year in which they arise (15 years for NOLs arising prior to 1998). Our NOL carryforwards will expire in years 2009 thru 2024. As of December 31, 2004, our total capital loss carryforwards were approximately $28.5 million and our federal tax credit carryforwards (primarily alternative minimum tax ("AMT") credit carryforwards available only to LQ Properties) were approximately $7.9 million, of which $2.2 million will expire between 2018 and 2024. As of December 31, 2004, deferred tax assets of $203.1 million, subject to a valuation allowance of $29.2 million, have been recorded to reflect the tax benefits associated with certain NOL carryforwards, capital loss carryforwards and tax credit carryforwards. The valuation allowance pertains to recorded deferred tax assets for which realization of the benefits is not reasonably assured. When assessing the adequacy of the valuation allowance, La Quinta considered both anticipated reversals of deferred tax liabilities within applicable carryforward periods and other potential sources of taxable income within those periods. NOL carryforwards are realized by utilizing such carryforwards to reduce taxable income; consequently, we will need to generate future taxable income at least equal to the loss carryforwards during the carryforward period to realize the full benefit of the tax loss carryforwards. Should we determine that additional tax loss carryforwards are not likely to be realized, the valuation allowance will be increased, with a corresponding charge to income tax expense. The actual utilization of NOL carryforwards to reduce taxable income will be recognized for financial reporting purposes as a reduction of the deferred tax asset.

As of December 31, 2004, LQ Corporation (exclusive of LQ Properties and its taxable REIT subsidiaries) had NOL carryforwards of approximately $308.0 million. Accordingly, although it will report federal income tax expense going forward, taxes actually paid until the NOL carryforwards are fully utilized will be limited to state franchise taxes based on net worth, state income taxes for those jurisdictions that do not follow the federal rules for utilization of NOL carryforwards and federal AMT. Any AMT paid will be available as a credit in subsequent years to offset the excess of LQ Corporation's regular tax liability over its AMT liability calculated for those years.

As of December 31, 2004, LQ Properties and its taxable REIT subsidiaries had NOL carryforwards of approximately $178.3 million, of which approximately $154.6 million is available to reduce amounts otherwise required to be distributed by LQ Properties to its shareholders to maintain its REIT status. If LQ Properties utilizes its NOL carryforwards for that purpose and if the Internal Revenue Service ("IRS") subsequently reduces the amount of these NOL carryforwards, LQ Properties could be required to pay a deficiency dividend to maintain its REIT status. As of December 31, 2004, LQ Properties has not utilized NOL carryforwards to offset amounts otherwise distributable to its shareholders. Also, LQ Properties may be liable for AMT for years in which it utilizes its regular tax loss carryovers. Any such amounts paid will be reflected as a current expense for the year paid. This expense will be offset by a deferred tax benefit to the extent LQ Properties believes the AMT will be utilized as a credit against LQ Properties' regular tax liability, if any, in subsequent years.

On December 31, 2001, the IRS released revised temporary and proposed regulations concerning the treatment of net built-in gain of C-corporation assets that become assets of a REIT in a carryover basis transaction. The regulations generally require the C-corporation to recognize gain and be subject to corporate-level tax as if it had sold all the assets transferred at fair market value. In lieu of this treatment, the regulations permit the REIT to elect to be subject to the rules of Section 1374 of the Code. These rules generally subject the REIT to the maximum corporate-level tax rate on these built-in gains if recognized from the sale of transferred assets within ten years. LQ Properties has determined that the regulations are applicable to lodging assets transferred from its predecessor and has elected to be subject to the rules of Section 1374 of the Code for built-in gains recognized within ten years of the La Quinta merger date (July 1998). The tax on such built-in gains is frequently referred to as a "sting tax." Post-merger NOLs do not reduce the built-in gains subject to the sting tax. Asset sales after July 2008 would not be subject to the sting tax. LQ Properties' accounting policy is to recognize any sting tax expense on properties held for sale when the sting tax can be reasonably estimated. LQ Properties has not identified any properties that it intends to sell prior to July 2008 other than the hotel properties discussed in note 22; consequently, LQ Properties has not accrued any sting tax liability as of December 31, 2004.

Our future use of the NOL carryforwards could be substantially limited if an "ownership change," as defined under Section 382 of the Code, were to occur. To the extent the NOL carryforwards are not fully utilized under these limitations within the carryforward periods, the NOL carryforwards will expire unutilized. Accordingly, after any ownership change, our ability to use our NOLs to reduce or offset taxable income could be substantially limited or not available under Section 382. In general, a company reaches the "ownership change" threshold if the "5% shareholders" increase their aggregate ownership interest in the company over a three-year testing period by more than 50 percentage points. The ownership interest is measured in terms of total market value of the company's capital stock.

As a result of the Reorganization that occurred on January 2, 2002 (see Note 6—Reorganization), LQ Corporation recorded an initial net deferred tax liability of $196.5 million. A reconciliation of LQ Corporation's consolidated financial reporting income tax benefit (expense) to the statutory federal corporation income tax rate of 35% and applicable state tax rate is as follows:

(In millions)	For the years ended December 31, 2004	2003	2002
Computed "expected" tax benefit	**$18.5**	$39.0	$ 100.8
Record initial deferred tax liability	**—**	—	(196.5)
Nondeductible goodwill impairment	**—**	—	(86.9)
Deductible preferred dividends (characterized as minority interest on the consolidated statements of operations)	**5.1**	6.3	—
Reverse federal income tax accrued at La Quinta merger	**—**	—	5.5
Reversal of state income tax accrual, net of federal benefit	**—**	1.4	—
Change in valuation allowances for capital losses and state loss carryovers	**(0.5)**	—	(4.6)
Tax payable on net built-in gains	**(0.3)**	(0.9)	(0.2)
State tax provision, net of federal effect	**1.4**	3.9	0.2
Other	**0.3**	0.5	0.2
Total income tax benefit (expense)	**$24.5**	$50.2	$(181.5)

LQ Corporation's consolidated financial reporting income tax benefit (expense) consisted of the following:

(In millions)	For the years ended December 31, 2004	2003	2002
Net deferred tax liability recorded as a result of the Reorganization	**$ —**	$ —	$(196.5)
Current income tax (expense) benefit	**(0.7)**	1.3	5.4
Deferred income tax benefit	**25.2**	48.9	9.6
Total income tax benefit (expense)	**$24.5**	$50.2	$(181.5)

The components of consolidated deferred income tax assets and liabilities for LQ Corporation are as follows:

(In millions)	December 31, 2004	2003
Deferred tax liabilities for continuing operations:		
Fixed assets	**$276.7**	$296.4
Trademarks	**26.9**	27.9
Goodwill	**0.1**	—
Deferred gain	**0.8**	0.8
Total deferred tax liabilities	**304.5**	325.1
Deferred tax assets for continuing operations:		
Federal and state NOL carryforwards	**184.4**	172.8
Capital loss carryforwards	**10.8**	10.9
Tax credits	**7.9**	7.5
Self-insurance deductible when paid	**9.0**	8.7
Compensation accruals	**9.0**	8.3
Receivable valuation reserves	**2.9**	4.1
Other	**4.4**	7.0
Total deferred tax assets	**228.4**	219.3
Valuation allowance	**(29.2)**	(27.9)
Net deferred tax liability	**$105.3**	$133.7

A reconciliation of LQ Properties' total income tax (expense) benefit to the statutory federal corporation income tax rate of 35% and applicable state tax rates follows. The expected expense (benefit) relates only to taxable REIT subsidiaries.

(In millions)	For the years ended December 31, 2004	2003	2002
Income before income taxes for taxable REIT subsidiaries	**$ 3.2**	$ 2.1	$ 4.0
Computed "expected" tax expense	**$(1.1)**	$(0.7)	$ (1.4)
Deferred tax asset transferred to taxable REIT subsidiary	**—**	0.1	12.8
Reverse federal income tax accrued at La Quinta merger	**—**	—	5.5
Reversal of state income tax accrual	**—**	2.2	—
Change in valuation allowances for capital losses and state loss carryovers	**—**	0.1	(1.4)
Tax payable on net built-in gains	**(0.3)**	(1.0)	(0.2)
Other	**0.3**	(0.8)	(0.7)
Total income tax (expense) benefit	**$(1.1)**	$(0.1)	$14.6

The LQ Properties components of deferred income tax assets and liabilities that are applicable to the taxable REIT subsidiaries are as follows:

(In millions)	December 31, 2004	2003
Deferred tax assets for continuing operations:		
Receivable valuation reserves	**$ 0.2**	$ 1.2
Net operating loss carryforward	**8.5**	8.5
Capital loss carryforward	**1.2**	1.2
Total deferred tax assets	**9.9**	10.9
Valuation allowance	**(1.3)**	(1.3)
Net deferred tax asset	**$ 8.6**	$ 9.6

19. Earnings Per Share

Earnings per share for the companies is computed as follows:

(In millions, except per share amounts)	For the years ended December 31, 2004	2003	2002
Loss before discontinued operations and cumulative effect of change in accounting principle	**$(46.8)**	$(79.3)	$(239.8)
Income (loss) from discontinued operations, net	**2.3**	(4.5)	(19.6)
Cumulative effect of change in accounting principle, net	**—**	—	(248.4)
Net loss	**$(44.5)**	$(83.8)	$(507.8)
Average outstanding equivalent of paired common shares	**176.9**	144.5	143.1
Dilutive effect of:			
Stock options and unvested restricted stock	**—**	—	—
Average outstanding equivalent of paired common shares	**176.9**	144.5	143.1
Basic and assuming dilution:			
Loss before discontinued operations and cumulative effect of change in accounting principle	**$(0.26)**	$(0.55)	$ (1.68)
Income (loss) from discontinued operations, net	**0.01**	(0.03)	(0.13)
Cumulative effect of change in accounting principle, net	**—**	—	(1.74)
Net loss	**$(0.25)**	$(0.58)	$ (3.55)

Options to purchase the following paired common shares were outstanding but were not included in the computation of diluted earnings per share ("EPS") because the options' exercise prices were equal to or greater than the average market price of the paired common shares and because the inclusion would result in an antidilutive effect in periods where a loss was incurred. The options, which expire on dates ranging from December 2008 to September 2014, were still outstanding at December 31, 2004.

(In millions, except per share prices)	For the years ended December 31, 2004	2003	2002
Stock options:			
Paired common shares	**0.3**	5.4	2.3
Highest exercise price	**$16.06**	$16.06	$32.77
Lowest exercise price	**$ 7.74**	$ 4.85	$ 6.08

In addition, unvested restricted shares and options to purchase the following paired common shares were outstanding and were not included in the computation of diluted EPS because their inclusion would result in an antidilutive per share amount as the companies reported a loss from continuing operations for the years ended December 31, 2004, 2003 and 2002. The unvested restricted shares and options, which expire on dates ranging from November 2009 to November 2014, were still outstanding at December 31, 2004.

(In millions, except per share prices)	For the years ended December 31, 2004	2003	2002
Stock options:			
Paired common shares	**10.1**	7.6	7.2
Weighted-average effect	**2.4**	1.0	1.6
Highest exercise price	**$7.68**	$4.81	$6.00
Lowest exercise price	**$2.00**	$1.94	$1.94
Unvested restricted shares:			
Paired common shares	**1.9**	1.8	1.4
Weighted-average effect	**0.9**	1.0	1.0
Highest exercise price	**$0.02**	$0.20	$0.20
Lowest exercise price	**$0.02**	$0.02	$0.02

LQ Properties Series B Preferred Stock which was convertible into 2.7 million paired common shares was not included in the computation of diluted EPS because the inclusion would result in an antidilutive effect. The Series B Preferred Stock was cancelled on May 12, 2004 (see Note 10—Shareholders' Equity).

20. Transactions Between LQ Properties and LQ Corporation

LQC Leasing, LLC, a direct subsidiary of LQ Corporation, leases hotel facilities from LQ Properties and its subsidiaries. The hotel facility lease agreements, as modified, between LQ Corporation and LQ Properties were for a five-year term, which expired in July 2003. These leases were amended to extend the term through December 31, 2003. The modified lease agreements provided for a percentage rent payment only in an amount equal to 40% of the gross revenues from the hotel facilities and required LQ Properties to pay property taxes and insurance and to fund certain capital expenditures.

New lease agreements were entered into effective January 1, 2004. These agreements have substantially the same terms as the previous lease agreements other than a decrease in the percentage rent rate to 36% and differing initial terms of four, five or six years. At December 31, 2003, LQ Corporation owed LQ Properties $85.9 million related to these leases. No balance was owed at December 31, 2004. LQ Properties' rent income from LQ Corporation for the years ended December 31, 2004, 2003 and 2002 was approximately $194.4 million, $193.5 million and $211.4 million, respectively, of which approximately $6.0 million in 2002 was contingent rent. At the time of the Acquisition, LQ Properties and LQC Leasing, LLC entered into leases for the Baymont properties owned by LQ Properties with substantially the same terms and conditions as the existing La Quinta leases except that the rent payments are 29% of the gross room revenues provided by the Baymont properties.

A subsidiary of LQ Corporation also had a royalty arrangement with a subsidiary of LQ Properties for the use of the La Quinta brand name. The royalty agreement expired on July 17, 2003 and automatically renewed for an additional five-year term. The royalty agreement was amended, effective January 1, 2004, to reduce the royalty rate to 1.5% of gross revenue, as defined in the royalty agreement. LQ Properties' royalty income from LQ Corporation for the years ended December 31, 2004, 2003 and 2002 was approximately $7.8 million, $12.3 million and $12.4 million, respectively.

For the years ended December 31, 2004, 2003 and 2002, LQ Properties paid dividends of $225 million, $30 million and $60.5 million, respectively, to the sole holder of its class A common stock, LQ Corporation. LQ Corporation used the dividends received in 2004 to pay accrued interest and the entire balance, as of July 31, 2004, of the revolving note payable to LQ Properties and to pay in its entirety the deferred rent receivable, as well as to fund the Acquisition and for general corporate purposes. During 2003 and 2002, LQ Corporation used the dividends received to pay LQ Properties a portion of the outstanding balance on the deferred rent and royalties receivable and to pay accrued interest and all or a portion of the then outstanding balance of the revolving note payable to LQ Properties.

Minority interest distributions to LQ Corporation from a subsidiary of LQ Properties for the years ended December 31, 2004, 2003 and 2002 were approximately $3.6 million, $4.9 million and $4.0 million, respectively.

LQ Corporation provides certain management services to LQ Properties primarily related to executive management, general tax preparation and consulting, legal, accounting and certain aspects of human resources. (LQ Properties compensates LQ Corporation for the direct costs of providing such services.)

21. Quarterly Financial Information (unaudited)

The lodging industry is seasonal in nature. The periods during which our lodging properties experience higher revenues vary from property to property, depending principally upon location. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in revenue, profit margins and net earnings. In addition, the opening of newly constructed hotels and the timing of any hotel acquisitions or sales may cause a variation of revenue, profit margins and net earnings from quarter to quarter.

The following quarterly financial data summarizes the unaudited quarterly results for the companies for the years ended December 31, 2004 and 2003:

	Quarter ended 2004			
(In millions)	March 31	June 30	September 30	December 31
Revenue	**$132.3**	**$144.7**	**$157.6**	**$158.6**
Loss from continuing operations	**$ (12.3)**	**$ (6.8)**	**$ (12.1)**	**$ (15.6)**
Income from discontinued operations, net	—	—	—	**2.3**
Net loss	**$ (12.3)**	**$ (6.8)**	**$ (12.1)**	**$ (13.3)**
Loss per share—basic and assuming dilution:				
Loss from continuing operations	**$ (0.07)**	**$ (0.04)**	**$ (0.07)**	**$ (0.09)**
Income from discontinued operations, net	—	—	—	**0.01**
Net loss	**$ (0.07)**	**$ (0.04)**	**$ (0.07)**	**$ (0.08)**

	Quarter ended 2003			
(In millions)	March 31	June 30	September 30	December 31
Revenue	$119.4	$134.2	$141.4	$120.1
Loss from continuing operations	(50.0)	(13.8)	(4.6)	(10.9)
(Loss) income from discontinued operations, net	(0.3)	0.2	(4.8)	0.4
Net loss	$ (50.3)	$ (13.6)	$ (9.4)	$ (10.5)
Loss per share—basic and assuming dilution:				
Loss from continuing operations	$ (0.35)	$ (0.10)	$ (0.03)	$ (0.07)
(Loss) income from discontinued operations, net	—	—	(0.03)	—
Net loss	$ (0.35)	$ (0.10)	$ (0.06)	$ (0.07)

22. SUBSEQUENT EVENT

Subsequent to December 31, 2004, 17 hotels, including one hotel that is subject to full condemnation, met the criteria for classification as held for sale in accordance with SFAS 144. The decision to sell certain of these hotels was based on (1) local market conditions, (2) historical operating and financial results associated with the hotel, and (3) future capital expenditure requirements. The sales or condemnation proceedings of the 17 hotels are expected to close or otherwise be concluded within 12 months. An impairment charge of $8.2 million was recorded during the three months ended December 31, 2004 to write down 9 of the total 17 hotels to estimated net realizable value. This impairment charge is included in our total impairments of $21.0 million for the year ended December 31, 2004. The net book value at December 31, 2004 for the 17 hotels was $35.4 million. Effective in the first quarter of 2005, the assets and liabilities associated with these hotels will be classified as discontinued operations for all periods presented on the consolidated balance sheets and the revenues and expenses for these hotels will be classified as discontinued operations for all periods presented in the consolidated statements of operations.

To the Shareholders and Boards of Directors of
La Quinta Corporation and La Quinta Properties, Inc.:

We have audited the consolidated balance sheets of La Quinta Corporation and its subsidiaries and La Quinta Properties, Inc. and its subsidiaries (the "Companies") as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Companies at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Companies' internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion with an explanatory paragraph describing an acquired business excluded from the scope of management's assessment thereon.

/s/ ERNST & YOUNG LLP

ERNST & YOUNG LLP
Dallas, Texas
March 14, 2005

To the Shareholders and Boards of Directors of
La Quinta Corporation and La Quinta Properties, Inc.:

In our opinion, the accompanying consolidated statements of operations, of changes in shareholders' equity and of cash flows for the year ended December 31, 2002 present fairly, in all material respects, the results of operations and cash flows of La Quinta Corporation and La Quinta Properties, Inc. and subsidiaries (collectively, the "Companies") for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Companies adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" during 2002.

/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP
Dallas, Texas
February 10, 2003, except for Note 5
as to which the date is March 12, 2004

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

On September 3, 2004 we acquired substantially all of the assets of the limited service lodging division of The Marcus Corporation which included the Baymont, Woodfield Suites and Budgetel hotel properties. The scope of our assessment of internal control over financial reporting as of December 31, 2004 did not include certain controls relating to this acquired business. Specifically, in connection with this business combination, we assumed various contracts with third party providers for services such as the property management and reservation systems. The scope of our assessment did not include internal controls pertaining to these and other systems that were not integrated into our existing internal control system during 2004. The acquired limited service lodging division of The Marcus Corporation (Baymont, Woodfield Suites and Budgetel hotel properties), which is included in our 2004 consolidated financial statements, constituted approximately $429.7 million of total assets at December 31, 2004 and $43 million of total revenue for the period from acquisition, September 3, 2004, through December 31, 2004.

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Shareholders and Boards of Directors of
La Quinta Corporation and La Quinta Properties, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that La Quinta Corporation and its subsidiaries and La Quinta Properties, Inc. and its subsidiaries (the "Companies") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Companies' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Companies' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include certain internal controls of the acquired limited service lodging division of The Marcus Corporation which included the Baymont, Woodfield Suites and Budgetel hotel properties. Specifically, the scope of management's assessment did not include internal controls relating to third party providers for services such as property management and reservation systems and other systems that were not integrated into the existing internal control system of the Companies during 2004. This acquired business, which is included in the Companies' 2004 consolidated financial statements, constituted approximately $429.7 million of total assets at December 31, 2004 and $43 million of total revenue for the period from acquisition, September 3, 2004, through December 31, 2004. Our audit of internal control over financial reporting of the Companies also did not include an evaluation of the internal controls described above pertaining to the acquired limited service lodging division of The Marcus Corporation (Baymont, Woodfield Suites and Budgetel hotel properties).

In our opinion, management's assessment that the Companies maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of La Quinta Corporation and its subsidiaries and La Quinta Properties, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended and our report dated March 14, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

ERNST & YOUNG LLP
Dallas, Texas
March 14, 2005

Reports of Independent Registered Public Accounting Firms on Financial Statement Schedules

To the Shareholders and Boards of Directors of
La Quinta Corporation and La Quinta Properties, Inc.:

We have audited the consolidated financial statements of La Quinta Corporation and its subsidiaries and La Quinta Properties, Inc. and its subsidiaries (the "Companies") as of December 31, 2004, and for the year then ended, and have issued our report thereon dated March 14, 2005 (which report and consolidated financial statements are included in this Annual Report). Our audit also included the financial statement schedules included in this Annual Report. These schedules are the responsibility of the Companies' management. Our responsibility is to express an opinion based on our audit.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

ERNST & YOUNG LLP
Dallas, Texas
March 14, 2005

To the Shareholders and Boards of Directors of
La Quinta Corporation and La Quinta Properties, Inc.:

Our audits of the consolidated financial statements referred to in our report dated February 10, 2003, except for Note 5 as to which the date is March 12, 2004, (which report and consolidated financial statements are included in this Annual Report) also included an audit of the financial statement schedules included in this Annual Report. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements

/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP
Dallas, Texas
February 10, 2003, except for Schedule III as to which the date is March 12, 2004

Valuation allowance included in fees, interest and other receivables and other assets for the years ended December 31:

(In millions)	Balance at Beginning of Period	Additions Charged as Revenue Reductions or Costs and Expenses	Deductions[a]	Balance at End of Period
2002	$32.6	—	(30.1)	$2.5
2003	$ 2.5	13.5	(12.6)	$3.4
2004	**$ 3.4**	**2.4**	**(1.3)**	**$4.5**

(a) Deductions due to the sale of assets, the release of the related valuation allowance and/or receivable settlement.

(In millions) Description	Building and Improvements at Acquisition	Cost Capitalized Subsequent to Acquisition	Impairments Recorded	Total Building and Improvements	Land[1]	Total	Accumulated Depreciation[2]	Construction Date	Date Acquired
La Quinta Properties, Inc:									
Hotels, each less than 5% of total[3]	$1,965.3	$69.9	$(142.5)	$1,892.7	$358.0	$2,250.7	$368.0	Various	Various
Hotel acquisitions during 2004[3]	246.2	1.4	(0.1)	247.5	43.0	290.5	4.9	—	Various
Subtotal, owned hotels	$2,211.5	$71.3	$(142.6)	$2,140.2	$401.0	2,541.2	372.9		
Undeveloped land						0.1	—		
Furniture, fixtures and equipment						285.4	176.8		
Construction in progress						25.1	—		
Subtotal						2,851.8	549.7		
La Quinta Corporation									
Owned and operated hotels[3]						122.3	9.7		
Furniture, fixtures and equipment						90.9	41.2		
Subtotal						213.2	50.9		
Consolidated total[4]						$3,065.0	$600.6		

(1) Amount at which land is carried at close of period represents initial cost to LQ Properties net of impairments.
(2) Depreciation is calculated using various lives, not exceeding 40 years.
(3) There were no encumbrances on hotels at December 31, 2004.
(4) Cost for federal income tax purposes at December 31, 2004 was $2,665.6 million.

Real estate and accumulated depreciation reconciliations are as follows:

(In millions)	For the year ended December 31, 2004	2003	2002
REAL ESTATE			
Balance at beginning of period	**$2,631.4**	$2,680.0	$2,862.8
Additions during the period:			
Acquisitions	**398.8**	—	—
Capital improvements	**77.2**	54.3	112.7
Acceptance of deed on mortgage receivable	—	—	23.8
Total additions	**476.0**	54.3	136.5
Deductions during the period:			
Sale of real estate	**(12.6)**	(16.1)	(243.7)
Retirement of assets	**(8.8)**	(19.5)	(36.2)
Impairments	**(21.0)**	(67.3)	(36.6)
Other	—	—	(2.8)
Total deductions	**(42.4)**	(102.9)	(319.3)
Balance at end of period	**$3,065.0**	$2,631.4	$2,680.0
ACCUMULATED DEPRECIATION			
Balance at beginning of period	**$ 487.6**	$ 386.9	$ 340.5
Additions during the period:			
Provision for depreciation	**118.0**	117.6	102.3
Total additions	**118.0**	117.6	102.3
Deductions during the period:			
Sale of real estate	**(1.1)**	(4.3)	(35.5)
Retirement of assets	**(3.9)**	(12.6)	(19.2)
Other	—	—	(1.2)
Total deductions	**(5.0)**	(16.9)	(55.9)
Balance at end of period	**$ 600.6**	$ 487.6	$ 386.9

(In millions) Description[(a)]	Interest Rate	Final Maturity Date	Periodic Payment Terms	Face Amount of Mortgages	Carrying Amount of Mortgages
Individual mortgages in excess of 3% of the total carrying amount:					
Corporate office buildings located in Tennessee	LIBOR +1%	August 1, 2008	(b)	$26.2	$26.2[(a)]

(a) Mortgage loans on real estate are first mortgage loans.
(b) Monthly payments of interest normally payable at LIBOR +1%, with a balloon payment at maturity.

Reconciliation of carrying amount of mortgage loans is as follows:

(In millions)	Year Ended December 31, **2004**	2003	2002
Mortgages			
Balance at beginning of period	**$26.2**	$26.2	$ 82.9
Additions during period:			
Non-cash increase	—	—	—
Deductions during period:			
Collection of principal	—	—	(0.3)
Mortgages sold	—	—	(32.2)
Other	—	—	(24.2)
Total	**26.2**	26.2	26.2
Allowance for loan losses	—	—	—
Balance at end of period	**$26.2**	$26.2	$ 26.2

The following tables set forth, among other information, selected financial information for LQ Corporation on a consolidated basis with its controlled subsidiary LQ Properties and LQ Properties on a consolidated basis. All significant intercompany balances and transactions have been eliminated in consolidation. This information is based on and should be read in conjunction with the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto appearing elsewhere in this report.

LA QUINTA CORPORATION
SELECTED FINANCIAL INFORMATION

(In thousands, except per share data)	Years Ended December 31, 2004	2003[a]	2002[a]	2001[a]	2000[a]
OPERATING DATA:					
Revenue	**$ 593,179**	$ 515,141	$ 520,824	$ 625,696	$ 791,282
Loss before preferred stock dividends, discontinued operations and cumulative effect of change in accounting principle	**(46,842)**	(79,291)	(239,797)	(283,036)	(334,142)
Preferred stock dividends	—	—	—	(18,000)	(18,000)
Loss before discontinued operations and cumulative effect of change in accounting principle	**(46,842)**	(79,291)	(239,797)	(301,036)	(352,142)
Income (loss) from discontinued operations, net	**2,303**	(4,471)	(19,598)	(180)	(14)
Cumulative effect of change in accounting principle, net	—	—	(248,358)	856	—
Net loss	**$ (44,539)**	$ (83,762)	$ (507,753)	$ (300,360)	$ (352,156)
EARNINGS PER SHARE—BASIC AND ASSUMING DILUTION					
Loss before discontinued operations and cumulative effect of change in accounting principle	**$ (0.26)**	$ (0.55)	$ (1.68)	$ (2.11)	$ (2.48)
Net loss	**$ (0.25)**	$ (0.58)	$ (3.55)	$ (2.10)	$ (2.48)
CASH FLOW DATA:					
Cash provided by operating activities	**$ 131,390**	$ 83,236	$ 100,268	$ 150,085	$ 234,208
Cash (used in) provided by investing activities	**$ (350,863)**	$ (86,976)	$ 74,066	$ 572,551	$ 819,643
Cash (used in) provided by financing activities	**$ (4,251)**	$ 321,724	$ (302,534)	$ (624,326)	$(1,022,052)
BALANCE SHEET DATA:					
Property and equipment, net	**$2,464,427**	$2,143,749	$2,293,147	$2,522,339	$ 3,151,039
Total assets	**2,810,465**	2,805,794	2,603,906	3,215,450	4,100,254
Indebtedness	**925,617**	895,154	721,084	999,749	1,596,349
Minority interest[b]	**205,856**	206,031	206,450	6,657	6,611
Total liabilities	**1,214,908**	1,183,229	1,084,169	1,184,230	1,770,832
Total shareholders' equity	**1,389,701**	1,416,534	1,313,287	2,024,563	2,322,811

(a) Certain reclassifications have been made to the 2003, 2002, 2001 and 2000 presentation to conform to the presentation of the financial position and results of operations as of and for the year ended December 31, 2004.

(b) Includes $200 million of liquidation preference on preferred stock in 2004, 2003 and 2002.

LA QUINTA PROPERTIES, INC.
SELECTED FINANCIAL INFORMATION

(In thousands, except per share data)	Year ended December 31, 2004	2003[(a)]	2002[(a)]	2001[(a)]	2000[(a)]
OPERATING DATA:					
Revenue	**$ 211,101**	$ 216,771	$ 242,454	$ 370,675	$ 512,329
(Loss) income before discontinued operations and cumulative effect of change in accounting principle	**(37,087)**	(60,983)	23,858	(180,953)	(270,542)
Income (loss) from discontinued operations, net	**3,715**	(7,353)	(19,021)	(579)	(2,123)
Cumulative effect of change in accounting principle, net	**—**	—	(248,358)	856	—
Net loss	**(33,372)**	(68,336)	(243,521)	(180,676)	(272,665)
Preferred stock dividends	**(18,000)**	(18,000)	(18,000)	(18,000)	(18,000)
Net loss attributable to common shareholders	**$ (51,372)**	$ (86,336)	$ (261,521)	$ (198,676)	$ (290,665)
CASH FLOW DATA:					
Cash provided by (used in) operating activities	**$ 115,857**	$ (92,433)	$ 82,427	$ 138,779	$ 232,728
Cash (used in) provided by investing activities	**$ (198,140)**	$ (69,727)	$ 89,331	$ 583,359	$ 832,864
Cash (used in) provided by financing activities	**$ (112,385)**	$ 382,651	$ (301,126)	$ (624,194)	$(1,032,392)
BALANCE SHEET DATA:					
Property and equipment, net	**$2,302,136**	$2,079,834	$2,226,613	$2,449,995	$ 3,114,458
Total assets	**2,458,146**	2,691,393	2,645,920	3,290,963	4,072,091
Indebtedness	**925,617**	895,154	721,084	999,749	1,596,349
Minority interest	**25,027**	26,309	27,514	—	6,611
Total liabilities	**999,674**	957,225	812,359	1,122,946	1,699,892
Total shareholders' equity	**1,433,445**	1,707,859	1,806,047	2,168,017	2,365,588

(a) Certain reclassifications have been made to the 2003, 2002, 2001 and 2000 presentation to conform to the presentation of the financial position and results of operations as of and for the year ended December 31, 2004.

LA QUINTA CORPORATION
ADJUSTED EBITDA RECONCILIATION

(In millions)	Year ended December 31, 2004	2003	2002
Net loss (per GAAP)	**$ (44.5)**	$ (83.8)	$(507.8)
Add:			
Depreciation and amortization	**126.2**	128.5	123.2
Impairment of property and equipment	**21.0**	67.3	36.7
Minority interest	**18.3**	18.1	18.5
Income tax (benefit) expense	**(24.5)**	(50.2)	181.5
Interest, net	**63.8**	62.7	65.0
Loss on early extinguishment of debt	**21.4**	6.4	1.0
Other expense (income)	**0.9**	1.8	(15.7)
(Income) loss from discontinued operations, net of tax[1]	**(2.3)**	4.5	19.6
Cumulative effect of change in accounting principle, net	**—**	—	248.4
Adjusted EBITDA[2] (Non-GAAP)	**$180.3**	$155.3	$ 170.4

(1) Income from discontinued operations for the year ended December 31, 2004 represents an adjustment of an estimated liability resulting from the 1999 sale of a non-strategic business unit. Loss from discontinued operations for the years ended December 31, 2003 and 2002 includes three company owned hotels and TeleMatrix, Inc., a business component, which were sold during the fourth quarter of 2003.

(2) Includes $2.5 million, $2.4 million and $2.6 million of stock-based compensation (primarily amortization of restricted stock) for the years ended December 31, 2004, 2003 and 2002, respectively.

Community Involvement

[illegible] and our employees have a long tradition of supporting [illegible] community. In San Antonio, where the company was founded, [illegible] Quinta is the official hotel sponsor of Fiesta, a ten-day city-wide [illegible] held each April celebrating San Antonio's rich heritage and [illegible] and benefiting more than 90 non-profit organizations.

[illegible] of the company's annual highlights is when La Quinta employ-[illegible] in both the San Antonio and Dallas corporate offices participate in a company sponsored "Day of Caring" benefiting United Way and its agencies. Each office dedicates a full workday on a community improvement project, enabling our people to work together as a team to give back to the communities where we live and work. La Quinta is also proud to support United Way through generous employee [illegible] and corporate matching contributions.

Corporate Information

Board of Directors

Francis W. "Butch" Cash[4]
Chairman and CEO of La Quinta and former President and CEO of Red Roof Inns and President of Marriott Corporation's Services Group

William C. Baker[2,3,4]
Chairman and CEO of Callaway Golf and former CEO of Santa Anita Companies and President of Red Robin

William G. Byrnes[1,3]
Former Distinguished Teaching Professor of Finance at Georgetown University and Managing Director of Alex. Brown & Sons

James P. Conn[1,3,4]
Lead Independent Director of La Quinta and former Chief Investment Officer of Financial Security Assurance

John C. Cushman, III[2,3]
Chairman of Cushman & Wakefield and former President and CEO of Cushman Realty

Terrell B. Jones[1,2,3]
Former President and CEO of Travelocity

(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance and Nominating Committee
(4) Executive Committee

Executive Officers

Francis W. "Butch" Cash
Chairman and Chief Executive Officer

David L. Rea
President and Chief Operating Officer

Wayne B. Goldberg
Executive Vice President, Operations

Rufus K. Schriber
Executive Vice President, Sales & Marketing

A. Brent Spaeth
Executive Vice President, Corporate Administration and Senior Franchise Operations Officer

Alan L. Tallis
Executive Vice President, Chief Development Officer and President of Franchising

Sandra K. Michel
Senior Vice President, General Counsel

A. John Novak
Senior Vice President, Chief Information Officer

Noel E. Ferguson
Vice President, Human Resources

Corporate Governance

La Quinta has posted in the investor relations section of our website, www.LQ.com, our Corporate Governance Guidelines, Code of Business Conduct and Ethics and the charters for our Audit, Compensation and Corporate Governance and Nominating Committees. These documents, as well as our Joint Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be requested in print at no charge by calling 877-777-6560 or by writing to Investor Relations, La Quinta Corporation, 909 Hidden Ridge, Suite 600, Irving, TX 75038.

La Quinta has included as Exhibits 31.1 and 31.2 to its Joint Annual Report on Form 10-K for fiscal year 2004, filed with the Securities and Exchange Commission, certificates of La Quinta's Chairman and Chief Executive Officer and President and Chief Operating Officer (principal financial officer) certifying the quality of the company's public disclosure. La Quinta's Chairman and Chief Executive Officer also submitted to the New York Stock Exchange (NYSE) in 2004 a certificate certifying that he is not aware of any violations by La Quinta of the NYSE corporate governance listing standards.


2004
DAY of
CARING

DAY OF CARING–DALLAS



DAY OF CARING–SAN ANTONIO

Corporate Headquarters

909 Hidden Ridge, Suite 600
Irving, TX 75038
www.LQ.com

General Inquiries 214-492-6600
Investor Relations 877-777-6560
Franchise/Development 866-832-6574
Reservations 800-531-5900

Independent Accountants

Ernst & Young LLP
Dallas, TX

Corporate Counsel

Goodwin Procter LLP
Boston, MA

Transfer Agent

If you have questions concerning stock holdings, address changes, transfer or exchange procedures or other stock account matters, please contact our transfer agent at:

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
800-937-5449
718-921-8124
www.amstock.com

Annual Meeting

The annual meeting of shareholders is scheduled for May 19, 2005 at 10:00 a.m. local time at the following location:

La Quinta Inn & Suites, DFW Airport South
4105 West Airport Freeway
Irving, TX 75062

Common Stock

The paired common stock of La Quinta Corporation is listed on the New York Stock Exchange under the symbol, "LQI." There were approximately 4,500 holders of record as of February 28, 2005.

2004	High	Low
First quarter	$7.98	$6.28
Second quarter	8.40	6.91
Third quarter	8.80	6.80
Fourth quarter	9.26	7.52

2003	High	Low
First quarter	$4.63	$2.96
Second quarter	4.73	2.90
Third quarter	6.45	4.17
Fourth quarter	6.64	5.55

Preferred Stock

The Series A Preferred Stock of La Quinta Properties, Inc. is listed on the New York Stock Exchange under the symbol, "LQIPR." As of February 28, 2005 there were approximately 180 holders of record of La Quinta Properties, Inc. Series A Preferred Stock.

2004	High	Low	Dividend
First quarter	$25.89	$25.10	$0.5625
Second quarter	25.90	24.30	0.5625
Third quarter	26.05	24.95	0.5625
Fourth quarter	25.92	25.26	0.5625

2003	High	Low	Dividend
First quarter	$24.10	$19.80	$0.5625
Second quarter	24.95	20.92	0.5625
Third quarter	25.22	24.13	0.5625
Fourth quarter	25.68	24.95	0.5625


La Quinta Inn
LaQuinta Inn & Suites
Baymont Inn & Suites

La Quinta Inn

LaQuinta

Baymont Inn & Suites

La Quinta Corporation
909 Hidden Ridge, Suite 600
Irving, Texas 75038

www.LQ.com

www.Baymontinns.com